UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

Summary

Registration data

1. General information	2
2. Address	3
3. Marketable securities	4
4. Auditor information	5
5. Share register	6
6. Investor relations officer	7
7. Shareholders’ department	8

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

a)     General information

Company name:	CPFL ENERGIA S.A.
Initial company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM code:	1866-0
Registration date CVM:	05/18/2000
State of CVM Registration:	Active
Starting date of situation:	05/18/2000
Country:	Brasil
Country in which the marketable securities are held in custody:	Brasil
Foreign countries in which the marketable securities are accepted for trading
Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding ( Electric Energy)
Description of activity:	Holdings
Issuer’s category:	Category A
Registration date on actual category:	01/01/2010
Issuer’s situation:	Operational
Starting date of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of share control:	11/30/2009
Date of last change of company year:
Day/Month of year end:	12/31
Web address:	www.cpfl.com.br
Placements were issuer disclose its information:

Placement	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

b)    Address

Company Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089,  E-mail: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

c)     Marketable securities

Shares trading listing
Trading mkt	Bolsa
Managing body	BM&FBOVESPA
Start date	09/29/2004
End date
Segment	Novo Mercado
Start date	9/29/2004
End date

Debentures trading listing
Trading mkt	Organized market
Managing body	CETIP
Start date	05/18/2000
End date
Segment	Traditional
Start date	05/19/2000
End date

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

d)    Auditor information

Is there an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian
Independent accountant:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service provision period:	03/12/2012
Partner in charge	Marcelo Magalhães Fernandes
Service provision period	03/12/2012
CPF (individual tax ID)	110.931.498-17

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

e)     Share register

Do you have service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Service provision period:	01/01/2011
Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

f)      Investor relations officer

Name:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09
Address:
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140
Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

Registration Form – 2014 – CPFL Energia S.A.	Version: 1

g)    Shareholders’ department

Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:	10/05/2014

Contact	Leandro José Cappa de Oliveira
Start date of activity:	10/06/2014
End date of activity:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	2
Parent Company Financial Statements
Balance Sheet Assets	3
Balance Sheet Liabilities	4
Income Statement	5
Statement of Comprehensive Income	6
Cash Flow Statements	7
Statement of Changes in Shareholders´ Equity
01/01/2014 to 12/31/2014	8
01/01/2013 to 12/31/2013	9
01/01/2012 to 12/31/2012	10
Statements of Added Value	11
Consolidated Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders’ Equity
01/01/2014 to 12/31/2014	17
01/01/2013 to 12/31/2013	18
01/01/2012 to 12/31/2012	19
Statements of Added Value	20
Management report	21
Notes to Financial Statements	38
Reports
Independent Auditors’ Report Unqualified	129
Report of the Audit Committee	131
Management Declaration on Financial Statements	132
Management Declaration on Independent Auditors’ Report	133

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Identification of company

Capital stock

Number of Shares (in units)	Closing date 12/31/2014
Paid in capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Identification of company

Cash dividend

Event	Approval	Type	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
AGM	04/29/2014	Dividend	05/08/2014	ON (Common shares)		0.59006
RCA	08/27/2014	Dividend	10/01/2014	ON (Common shares)		0.43875

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent Company Standard Financial Statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2014	Previous Year 12/31/2013	Previous Year 12/31/2012
1	Total assets	8,318,287	8,389,811	6,767,769
1.01	Current assets	1,792,189	1,720,232	574,911
1.01.01	Cash and cash equivalents	799,775	990,672	141,835
1.01.02	Financial Investments	-	-	3,939
1.01.02.02	Financial Investments at amortized cost	-	-	3,939
1.01.02.02.01	Held to maturity	-	-	3,939
1.01.06	Recoverable taxes	49,070	29,874	25,311
1.01.06.01	Current recoverable taxes	49,070	29,874	25,311
1.01.08	Other current assets	943,344	699,686	403,826
1.01.08.03	Others	943,344	699,686	403,826
1.01.08.03.01	Other credits	977	1,984	1,813
1.01.08.03.02	Dividends and interest on shareholders’ equity	942,367	697,702	401,473
1.01.08.03.03	Derivative	-	-	540
1.02	Noncurrent assets	6,526,098	6,669,579	6,192,858
1.02.01	Noncurrent assets	234,239	248,623	203,481
1.02.01.06	Deferred taxes	150,628	165,798	177,411
1.02.01.06.02	Deferred taxes credits	150,628	165,798	177,411
1.02.01.08	Related parties credits	12,089	8,948	-
1.02.01.08.02	Subsidiaries credits	12,089	8,948	-
1.02.01.09	Other noncurrent assets	71,522	73,877	26,070
1.02.01.09.03	Escrow deposits	546	91	12,579
1.02.01.09.05	Other credits	15,819	14,389	13,365
1.02.01.09.06	Derivatives	-	-	71
1.02.01.09.07	Advance for future capital increase	55,157	59,397	55
1.02.02	Investments	6,290,998	6,419,924	5,988,616
1.02.02.01	Permanent equity interests	6,290,998	6,419,924	5,988,616
1.02.02.01.02	Investments in subsidiares	6,290,998	6,419,924	5,988,616
1.02.03	Property, plant and equipment	843	1,000	687
1.02.04	Intangible assets	18	32	74
1.02.04.01	Intangible assets	18	32	74
1.02.04.01.01	Concession agreement	-	-	74
1.02.04.01.02	other Intangibles	18	32	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent Company Standard Financial Statements

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2014	Previous Year 12/31/2013	Previous Year 12/31/2012
2	Total liabilities	8,318,287	8,389,811	6,767,769
2.01	Current liabilities	1,338,488	46,245	195,160
2.01.01	Social and Labor Obligations	-	10	29
2.01.01.02	Labor Obligations	-	10	29
2.01.01.02.01	Estimated Labor Obligation	-	10	29
2.01.02	Suppliers	790	1,127	1,283
2.01.02.01	National Suppliers	790	1,127	1,283
2.01.03	Tax Obligations	1,859	359	453
2.01.03.01	Federal Tax Obligations	1,859	359	449
2.01.03.01.01	Income tax and Social Contribution	1,628	12	-
2.01.03.01.02	Social Integration Program - PIS	1	-	-
2.01.03.01.03	Contribuições para Financiamento da Seguridade Social - COFINS	3	47	47
2.01.03.01.04	Others Federal	227	300	402
2.01.03.02	State Tax Obligations	-	-	4
2.01.03.02.01	ICMS (Tax on Revenue)	-	-	4
2.01.04	Loans and financing	1,304,406	12,438	157,082
2.01.04.02	Debentures	1,304,406	12,438	157,082
2.01.04.02.01	Interest on debentures	15,020	12,438	7,082
2.01.04.02.02	Debentures	1,289,386	-	150,000
2.01.05	Other Current liabilities	31,433	32,311	36,313
2.01.05.02	Others	31,433	32,311	36,313
2.01.05.02.01	Dividends and interest on shareholders´ equity	13,555	15,407	16,856
2.01.05.02.05	Other payable	17,878	16,904	19,457
2.02	Noncurrent liabilities	36,264	1,319,667	191,882
2.02.01	Loans and financing	-	1,287,912	150,000
2.02.01.02	Debentures	-	1,287,912	150,000
2.02.02	Other Noncurrent liabilities	35,539	31,495	29,358
2.02.02.02	Others	35,539	31,495	29,358
2.02.02.02.04	Other payable	35,539	31,495	29,358
2.02.04	Provisons	725	260	12,524
2.02.04.01	Civil, Labor, Social and Tax Provisions	725	260	12,524
2.02.04.01.01	Tax Provisions	-	-	12,517
2.02.04.01.02	Labor and tax provisions	378	97	-
2.02.04.01.04	Civil provisions	347	163	7
2.03	Shareholders’ equity	6,943,535	7,023,899	6,380,727
2.03.01	Capital	4,793,424	4,793,424	4,793,424
2.03.02	Capital reserves	468,082	287,630	228,322
2.03.04	Profit reserves	1,536,136	1,545,178	1,339,286
2.03.04.01	Legal reserves	650,811	603,352	556,481
2.03.04.02	Statutory reserves	885,325	265,037	-
2.03.04.08	Additional Proposed dividend	-	567,802	455,906
2.03.04.10	Reserve of retained earnings for investment	-	108,987	326,899
2.03.05	Retained earnings	-	-	56,293
2.03.08	Other Comprehensive Income	145,893	397,667	(36,598)
2.03.08.01	Accumulated Comprehensive Income	145,893	397,667	(36,598)

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent Company Standard Financial Statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year	Previous Year
		01/01/2014 to 12/31/2014	01/01/2013to 12/31/2013	01/01/2012 to 12/31/2012
3.01	Net revenues	61	1,649	1,452
3.03	Operating income	61	1,649	1,452
3.04	Operating income (expense)	985,010	1,000,153	1,251,829
3.04.02	General and administrative	(26,175)	(22,626)	(29,549)
3.04.05	Other	-	-	(36)
3.04.06	Equity income	1,011,185	1,022,779	1,281,414
3.05	Income before financial income and taxes	985,071	1,001,802	1,253,281
3.06	Financial income / expense	(25,464)	(26,860)	(22,084)
3.06.01	Financial income	117,855	57,637	15,301
3.06.02	Financial expense	(143,319)	(84,497)	(37,385)
3.07	Income before taxes	959,607	974,942	1,231,197
3.08	Income tax and social contribution	(10,430)	(37,523)	(54,945)
3.08.01	Current	(23,266)	(25,910)	(38,483)
3.08.02	Deferred	12,836	(11,613)	(16,462)
3.09	Net income from continuing operations	949,177	937,419	1,176,252
3.11	Net income	949,177	937,419	1,176,252
3.99.01.01	ON	1	1	1
3.99.02.01	ON	1	1	1

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent company Standard Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year	Previous Year
		01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
4.01	Net income of the year	949,177	937,419	1,176,252
4.02	Other Comprehensive Income	(225,720)	460,226	(572,225)
4.02.01	Equity on comprehensive income of the year of subsidiaries	(225,720)	460,226	(572,225)
4.03	Comprehensive income of the year	723,457	1,397,645	604,027

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent Company Standard Financial Statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2014 to 12/31/2014	Previous Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012
6.01	Net cash from operating activities	1,185,901	741,536	1,151,182
6.01.01	Cash generated (used) from operations	91,513	33,695	(20,117)
6.01.01.01	Net income, including income tax and social contribution	959,607	974,942	1,231,197
6.01.01.02	Depreciation and amortization	173	76	65
6.01.01.03	Reserve for contingencies	640	267	7
6.01.01.04	Interest and monetary and exchange restatement	142,278	81,189	30,028
6.01.01.06	Equity in subsidiaries	(1,011,185)	(1,022,779)	(1,281,414)
6.01.02	Variation on assets and liabilities	1,094,388	707,841	1,171,299
6.01.02.01	Dividend and interest on shareholders’ equity received	1,248,982	792,146	1,199,996
6.01.02.02	Recoverable taxes	1,564	21,797	47,539
6.01.02.03	Escrow deposits	(444)	12,935	(28)
6.01.02.05	Other operating assets	(411)	(1,196)	4,747
6.01.02.06	Suppliers	(336)	(156)	(336)
6.01.02.07	Income tax and social contribution paid	(21,463)	(27,551)	(39,976)
6.01.02.08	Other taxes and social contributions	(389)	(147)	699
6.01.02.09	Interest on debts (paid)	(138,599)	(76,561)	(45,080)
6.01.02.10	Other operating liabilities	5,693	(435)	3,738
6.01.02.11	Reserve for tax, civil and labor risks paid	(209)	(12,991)	-
6.02	Net cash in investing activities	(389,988)	(64,830)	(15,202)
6.02.02	Acquisition of property, plant and equipment	-	(345)	(508)
6.02.03	Financial investments	-	4,710	49,263
6.02.04	Intangible assets Additions	(13)	-	-
6.02.06	Advance for future capital increase	(27,153)	(59,342)	(55)
6.02.07	Intercompany loans with subsidiaries and associated companies	(2,822)	(8,290)	2,799
6.02.08	Capital increase in investments	(360,000)	(1,563)	(66,701)
6.03	Net cash in financing activities	(986,810)	172,131	(1,543,334)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	-	(299,535)	(149,827)
6.03.02	Payments of dividend and interest on shareholders’ equity	(986,810)	(815,514)	(1,393,507)
6.03.04	Loans, financing and debentures obtained	-	1,287,180	-
6.05	Increase (decrease) in cash and cash equivalents	(190,897)	848,837	(407,354)
6.05.01	Cash and cash equivalents at beginning of period	990,672	141,835	549,189
6.05.02	Cash and cash equivalents at end of period	799,775	990,672	141,835

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent company Standard Financial Statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to December 31, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,668	7,023,899
5.03	Adjusted balance	4,793,424	287,630	1,545,177	-	397,668	7,023,899
5.04	Capital transactions within shareholders	-	180,452	(567,802)	(416,472)	-	(803,822)
5.04.08	Dividend approved	-	-	(567,802)	-	-	(567,802)
5.04.09	Prescribed dividend	-	-	-	5,723	-	5,723
5.04.10	Interim Dividend	-	-	-	(422,195)	-	(422,195)
5.04.11	Capital increase in subsidiaries with no change in control	-	362	-	-	-	362
5.04.12	Gain / loss on interest without change in control	-	(207)	-	-	-	(207)
5.04.13	Business combination CPFL Renovaveis / DESA	-	180,297	-	-	-	180,297
5.05	Total comprehensive income	-	-	-	949,177	(225,720)	723,457
5.05.01	Net income / loss for the year	-	-	-	949,177	-	949,177
5.05.02	Other comprehensive income	-	-	-	-	(225,720)	(225,720)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	(225,720)	(225,720)
5.06	Internal changes in Shareholders' equity	-	-	558,760	(532,705)	(26,055)	-
5.06.01	Legal reserve	-	-	47,459	(47,459)	-	-
5.06.04	Statutory reserve in the year	-	-	620,288	(620,288)	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	26,055	(26,055)	-
5.06.08	Realization / reversal of retained earnings reserve	-	-	(108,987)	108,987	-	-
5.07	Ending Balances	4,793,424	468,082	1,536,135	-	145,893	6,943,534

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent Company Standard Financial Statements

Statement of Changes in shareholders´ equity – from January 1, 2013 to December 31, 2013

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	228,322	1,339,286	56,293	(36,596)	6,380,729
5.03	Adjusted balance	4,793,424	228,322	1,339,286	56,293	(36,596)	6,380,729
5.04	Capital transactions with partners	-	59,308	111,896	(925,679)	-	(754,475)
5.04.06	Dividends	-	-	567,802	(567,802)	-	-
5.04.08	Dividend prescribed	-	-	-	5,172	-	5,172
5.04.09	Interim dividend	-	-	-	(363,049)	-	(363,049)
5.04.10	Dividend approved	-	-	(455,906)	-	-	(455,906)
5.04.11	Inicial public offer CPFL Renováveis	-	59,308	-	-	-	59,308
5.05	Total Comprehensive Income	-	-	-	937,419	460,226	1,397,645
5.05.01	Net income / loss for the year	-	-	-	937,419	-	937,419
5.05.02	Other Comprehensive Income	-	-	-	-	460,226	460,226
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	460,226	460,226
5.06	Internal changes in Shareholders' equity	-	-	93,995	(68,033)	(25,962)	-
5.06.01	Legal reserve	-	-	46,871	(46,871)	-	-
5.06.04	Statutory reserve in the year	-	-	(61,863)	61,863	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	25,962	(25,962)	-
5.06.07	Retained profits reserve for investment	-	-	108,987	(108,987)	-	-
5.07	Ending Balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent company Standard Financial Statements

Statement of Changes in shareholders´ equity – from January 1, 2012 to December 31, 2012

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	229,956	1,253,655	333,083	563,005	7,173,123
5.03	Adjusted balance	4,793,424	229,956	1,253,655	333,083	563,005	7,173,123
5.04	Capital transactions with Partners	-	(1,634)	(302,564)	(1,092,225)	-	(1,396,423)
5.04.08	Prescribed dividend	-	-	-	3,921	-	3,921
5.04.09	Dividend proposed	-	-	455,906	(455,906)	-	-
5.04.10	Interim dividend	-	-	-	(640,240)	-	(640,240)
5.04.11	Dividend approved	-	-	(758,470)	-	-	(758,470)
5.04.12	Business combination CPFL Renonváveis	-	(1,634)	-	-	-	(1,634)
5.05	Total Comprehensive Income	-	-	-	1,176,252	(572,225)	604,027
5.05.01	Net income for the period	-	-	-	1,176,252	-	1,176,252
5.05.02	Other Comprehensive Income	-	-	-	-	(572,225)	(572,225)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	(572,225)	(572,225)
5.06	Internal changes in Shareholders' equity	-	-	388,195	(360,817)	(27,378)	-
5.06.01	Legal reserve	-	-	61,296	(61,296)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	27,378	(27,378)	-
5.06.05	Retained profits reserve for investment	-	-	326,899	(326,899)	-	-
5.07	Ending Balances	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Parent Company Standard Financial Statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2014 to 12/31/2014	Previous Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012
7.01	Revenues	81	2,162	2,108
7.01.01	Sales of goods, products and services	78	1,817	1,600
7.01.03	Revenues related to the construction of own assets	3	345	508
7.02	Inputs	(7,701)	(8,881)	(12,700)
7.02.02	Material-Energy-Outsourced services-Other	(5,081)	(5,690)	(7,326)
7.02.04	Other	(2,620)	(3,191)	(5,374)
7.03	Gross added value	(7,620)	(6,719)	(10,592)
7.04	Retentions	(173)	(75)	(65)
7.04.01	Depreciation and amortization	(173)	(75)	(65)
7.05	Net added value generated	(7,793)	(6,794)	(10,657)
7.06	Added value received in transfer	1,141,740	1,095,519	1,315,809
7.06.01	Equity in subsidiaries	1,011,185	1,022,779	1,281,414
7.06.02	Financial income	130,555	72,740	34,395
7.07	Added Value to be Distributed	1,133,947	1,088,725	1,305,152
7.08	Distribution of Added Value	1,133,947	1,088,725	1,305,152
7.08.01	Personnel	15,507	11,362	14,713
7.08.01.01	Direct Remuneration	8,455	8,209	6,218
7.08.01.02	Benefits	6,257	2,248	8,005
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	795	905	490
7.08.02	Taxes, Fees and Contributions	25,807	55,343	76,986
7.08.02.01	Federal	25,782	55,322	76,982
7.08.02.02	State	25	21	4
7.08.03	Remuneration on third parties’ capital	143,456	84,601	37,202
7.08.03.01	Interest	143,318	84,475	37,081
7.08.03.02	Rental	138	126	121
7.08.04	Remuneration on own capital	949,177	937,419	1,176,251
7.08.04.02	Dividends	281,430	843,424	1,089,948
7.08.04.03	Retained profit / loss for the period	667,747	93,995	86,303

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2014	Previous Year 12/31/2013	Previous Year 12/31/2012
1	Total assets	35,098,816	31,042,796	28,924,279
1.01	Current assets	9,214,704	7,264,323	5,544,938
1.01.01	Cash and cash equivalents	4,357,455	4,206,422	2,435,034
1.01.02	Financial Investments	5,323	24,806	6,100
1.01.02.02	Financial Investments at amortized cost	5,323	24,806	6,100
1.01.02.02.01	Held to maturity	5,323	24,806	6,100
1.01.03	Accounts receivable	2,251,124	2,007,789	2,205,024
1.01.03.01	Consumers	2,251,124	2,007,789	2,205,024
1.01.04	Materials and suppliers	18,506	21,625	36,826
1.01.06	Recoverable taxes	329,638	262,433	250,987
1.01.06.01	Current Recoverable taxes	329,638	262,433	250,987
1.01.08	Other current assets	2,252,658	741,248	610,967
1.01.08.03	Other	2,252,658	741,248	610,967
1.01.08.03.01	Other credits	1,011,495	673,383	510,880
1.01.08.03.02	Derivatives	23,260	1,842	870
1.01.08.03.03	Leases	12,395	10,758	9,740
1.01.08.03.04	Dividends and interest on shareholders’ equity	54,483	55,265	55,033
1.01.08.03.05	Financial asset of concession	540,094	-	34,444
1.01.08.03.06	Sector financial asset	610,931	-	-
1.02	Noncurrent assets	25,884,112	23,778,473	23,379,341
1.02.01	Noncurrent assets	6,751,305	6,280,045	6,072,843
1.02.01.03	Accounts receivable	123,405	153,854	161,658
1.02.01.03.01	Consumers	123,405	153,854	161,658
1.02.01.06	Deferred taxes	938,496	1,168,706	1,257,787
1.02.01.06.02	Deferred taxes credits	938,496	1,168,706	1,257,787
1.02.01.08	Related parties	100,666	86,655	-
1.02.01.08.03	Credits with related parties	100,666	86,655	-
1.02.01.09	Other noncurrent assets	5,588,738	4,870,830	4,653,398
1.02.01.09.03	Derivatives	584,917	316,648	486,438
1.02.01.09.04	Escrow deposits	1,162,477	1,143,179	1,125,339
1.02.01.09.05	Recoverable taxes	144,383	173,362	206,653
1.02.01.09.06	Leases	35,169	37,817	31,703
1.02.01.09.07	Financial asset of concession	2,834,522	2,787,073	2,342,796
1.02.01.09.09	Investments at cost	116,654	116,654	116,654
1.02.01.09.10	Other credits	388,828	296,097	343,815
1.02.01.09.11	Sector financial asset	321,788	-	-
1.02.02	Investments	1,098,769	1,032,681	1,022,126
1.02.02.01	Permanent equity interests	1,098,769	1,032,681	1,022,126
1.02.02.01.04	Other permanent equity interests	1,098,769	1,032,681	1,022,126
1.02.03	Property, plant and equipment	8,878,064	7,717,419	7,104,060
1.02.03.01	Fixed assets - in service	8,489,976	6,748,593	6,469,688
1.02.03.03	Fixed assets - in progress	388,088	968,826	634,372
1.02.04	Intangible assets	9,155,974	8,748,328	9,180,312
1.02.04.01	Intangible assets	9,155,974	8,748,328	9,180,312

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2014	Previous Year 12/31/2013	Previous Year 12/31/2012
2	Total liabilities	35,098,816	31,042,796	28,924,279
2.01	Current liabilities	7,417,104	4,905,531	4,969,447
2.01.01	Social and Labor Obligations	70,251	67,633	71,725
2.01.01.02	Labor Obligations	70,251	67,633	71,725
2.01.01.02.01	Estimated Labor Obligation	70,251	67,633	71,725
2.01.02	Suppliers	2,374,147	1,884,693	1,689,137
2.01.02.01	National Suppliers	2,374,147	1,884,693	1,689,137
2.01.03	Tax Obligations	436,267	318,063	430,472
2.01.03.01	Federal Tax Obligations	166,527	196,884	255,154
2.01.03.01.01	Income tax and Social Contribution	57,547	92,431	135,700
2.01.03.01.02	PIS (Tax on Revenue)	15,096	14,256	13,438
2.01.03.01.03	COFINS (Tax on Revenue)	69,701	64,778	75,992
2.01.03.01.04	Others Federal	24,183	25,419	30,024
2.01.03.02	State Tax Obligations	266,493	117,905	171,066
2.01.03.02.01	ICMS (Tax on Revenue)	266,489	117,895	171,066
2.01.03.02.02	Others State	4	10	-
2.01.03.03	Municipal Tax Obligations	3,247	3,274	4,252
2.01.03.03.01	Others Municipal	3,247	3,274	4,252
2.01.04	Loans and financing	3,526,208	1,837,462	1,962,301
2.01.04.01	Loans and financing	1,191,025	1,640,456	1,557,327
2.01.04.01.01	Brazilian currency	1,047,191	1,582,742	1,532,245
2.01.04.01.02	Foreign Currency	143,834	57,714	25,082
2.01.04.02	Debentures	2,335,183	197,006	404,974
2.01.04.02.01	Debentures	2,042,075	34,872	310,149
2.01.04.02.02	Interest on debentures	293,108	162,134	94,825
2.01.05	Other liabilities	1,010,231	797,680	815,812
2.01.05.02	Others	1,010,231	797,680	815,812
2.01.05.02.01	Dividends and interest on shareholders´ equity	19,086	21,224	26,542
2.01.05.02.04	Derivatives	38	-	109
2.01.05.02.05	Post-employment benefit obligation	85,374	76,810	51,675
2.01.05.02.06	Regulatory charges	43,795	32,379	110,776
2.01.05.02.07	Public utility	4,000	3,738	3,443
2.01.05.02.08	Other payable	835,940	663,529	623,267
2.01.05.02.09	Sector financial liability	21,998	-	-
2.02	Noncurrent liabilities	18,297,200	17,338,547	16,063,703
2.02.01	Loans and financing	15,623,751	15,183,936	13,510,730
2.02.01.01	Loans and financing	9,487,351	7,589,540	7,720,467
2.02.01.01.01	Brazilian currency	6,192,973	5,638,800	5,310,259
2.02.01.01.02	Foreign Currency	3,294,378	1,950,740	2,410,208
2.02.01.02	Debentures	6,136,400	7,594,396	5,790,263
2.02.01.02.01	Debentures	6,136,400	7,562,219	5,790,263
2.02.01.02.02	Interest on debentures	-	32,177	-
2.02.02	Other payable	797,093	569,469	1,048,146
2.02.02.02	Other	797,093	569,469	1,048,146
2.02.02.02.03	Derivatives	13,317	2,950	336
2.02.02.02.04	Post-employment benefit obligation	518,386	350,640	831,184
2.02.02.02.05	Taxes and Contributions	-	32,555	-
2.02.02.02.06	Public utility	80,992	79,438	76,371
2.02.02.02.07	Other payable	183,766	103,886	135,788
2.02.02.02.08	Suppliers	632	-	4,467
2.02.03	Deferred taxes	1,385,498	1,117,146	1,155,733
2.02.03.01	Deferred Income tax and Social Contribution	1,385,498	1,117,146	1,155,733
2.02.04	Provisions	490,858	467,996	349,094
2.02.04.01	Civil, Labor, Social and Tax Provisions	490,858	467,996	349,094
2.02.04.01.01	Tax Provisions	157,413	174,568	226,855
2.02.04.01.02	Labor and pension provisions	124,261	119,707	68,205
2.02.04.01.04	Civil provisions	172,564	149,735	26,972
2.02.04.01.05	Others	36,620	23,986	27,062
2.03	Shareholders´ equity - consolidated	9,384,512	8,798,718	7,891,129
2.03.01	Capital	4,793,424	4,793,424	4,793,424
2.03.02	Capital reserves	468,082	287,630	228,322
2.03.04	Profit reserves	1,536,136	1,545,177	1,339,286
2.03.04.01	Legal reserves	650,811	603,352	556,481
2.03.04.02	Statutory reserve	885,325	265,037	-
2.03.04.08	Additional Proposed dividend	-	567,801	455,906
2.03.04.10	Reserve of retained earnings for investment	-	108,987	326,899
2.03.05	Retained earnings	-	-	56,293
2.03.08	Other comprehensive income	145,892	397,668	(36,597)
2.03.09	Shareholders Non-controlling interest	2,440,978	1,774,819	1,510,401

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2014 to 12/31/2014	Previous Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012
3.01	Net operating revenues	17,305,942	14,633,856	14,890,875
3.02	Cost of electric energy services	(13,261,541)	(10,673,721)	(10,986,376)
3.02.01	Cost of electric energy	(10,643,130)	(8,196,687)	(8,252,995)
3.02.02	Operating cost	(1,672,359)	(1,467,516)	(1,377,706)
3.02.03	Services rendered to third parties	(946,052)	(1,009,518)	(1,355,675)
3.03	Gross Operating income	4,044,401	3,960,135	3,904,499
3.04	Gross Operating income (expense)	(1,444,643)	(1,469,492)	(1,448,728)
3.04.01	Sales expenses	(402,699)	(376,597)	(468,146)
3.04.02	General and administrative	(773,631)	(928,614)	(724,364)
3.04.05	Others	(327,997)	(285,149)	(376,898)
3.04.06	Equity income	59,684	120,868	120,680
3.05	Income before financial income and taxes	2,599,758	2,490,643	2,455,771
3.06	Financial income / expense	(1,089,454)	(971,443)	(577,773)
3.06.01	Financial income	890,436	699,208	706,963
3.06.02	Financial expense	(1,979,890)	(1,670,651)	(1,284,736)
3.07	Income before taxes	1,510,304	1,519,200	1,877,998
3.08	Income tax and social contribution	(623,861)	(570,164)	(670,936)
3.08.01	Current	(466,021)	(521,981)	(839,127)
3.08.02	Deferred	(157,840)	(48,183)	168,191
3.09	Net income from continuing operations	886,443	949,036	1,207,062
3.11	Net income	886,443	949,036	1,207,062
3.11.01	Net income attributable to controlling shareholders	949,177	937,419	1,176,252
3.11.02	Net income attributable to noncontrolling shareholders	(62,734)	11,617	30,810

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2014 to 12/31/2014	Previous Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012
4.01	Consolidated net income	886,443	949,036	1,207,062
4.02	Other comprehensive income	(225,719)	460,226	(572,225)
4.02.03	Actuarial gain	(225,719)	460,226	(572,225)
4.03	Consolidated comprehensive income	660,724	1,409,262	634,837
4.03.01	Comprehensive income attributtable to controlling shareholders	723,457	1,397,645	604,027
4.03.02	Comprehensive income attributable to non controlling shareholders	(62,733)	11,617	30,810

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2014 to 12/31/2014	YTD previous year 01/01/2013 to 12/31/2013	YTD previous year 01/01/2012 to 12/31/2012
6.01	Net cash from operating activities	1,592,573	2,517,546	1,989,302
6.01.01	Cash generated from operations	4,462,978	4,226,977	3,945,148
6.01.01.01	Net income, including income tax and social contribution	1,510,304	1,519,200	1,877,998
6.01.01.02	Depreciation and amortization	1,159,964	1,055,230	978,926
6.01.01.03	Reserve for tax, civil, labor and environmental risks	191,228	316,787	94,926
6.01.01.04	Interest and monetary and exchange restatement	1,486,061	1,294,281	904,340
6.01.01.05	Losses on pension plan	48,165	61,665	33,332
6.01.01.06	Losses on disposal of noncurrent assets	20,726	7,248	54,579
6.01.01.07	Deferred taxes - PIS and COFINS	24,946	28,328	(64,005)
6.01.01.08	Other	(2,431)	(5,218)	21,921
6.01.01.09	Allowance for doubtful accounts	83,699	70,324	163,811
6.01.01.10	Equity income	(59,684)	(120,868)	(120,680)
6.01.02	Variation on assets and liabilities	(2,870,405)	(1,709,431)	(1,955,846)
6.01.02.01	Consumers, Concessionaires and Licensees	(265,103)	129,731	(435,899)
6.01.02.02	Recoverable Taxes	(134)	42,176	51,772
6.01.02.03	Leases	1,009	1,648	(3,969)
6.01.02.04	Escrow deposits	65,732	101,310	8,505
6.01.02.05	Sector financial asset	(932,719)	-	-
6.01.02.06	Receivables - Resources provided by the Energy Development Account - CDE / CCEE	(352,379)	(145,571)	(24,972)
6.01.02.07	Other operating assets	(41,665)	(30,725)	(41,289)
6.01.02.08	Suppliers	470,982	191,089	388,975
6.01.02.09	Taxes and social contributions paid	(552,070)	(559,879)	(768,578)
6.01.02.10	Other taxes and social contributions	193,357	(130,405)	(149,121)
6.01.02.11	Employee Pension Plans	(118,897)	(85,546)	(79,450)
6.01.02.12	Interest paid on debt	(1,333,570)	(1,093,465)	(866,025)
6.01.02.13	Regulator charges	11,415	(78,397)	(27,600)
6.01.02.14	Other operating liabilities	83,458	10,820	(23,841)
6.01.02.15	Tax, civil and labor risks paid	(188,000)	(184,070)	(64,084)
6.01.02.16	Dividend and interest on equity received	40,374	112,607	79,730
6.01.02.17	Sector financial liability	21,998	-	-
6.01.02.18	Payable - Resources provided by the CDE	25,807	9,246	-
6.02	Net cash in investing activities	(933,007)	(1,694,539)	(3,360,570)
6.02.02	Acquisition of property, plant and equipment	(345,049)	(882,588)	(1,027,109)
6.02.03	Marketable Securities, Deposits and Escrow Deposits	(7,839)	41,392	(13,943)
6.02.05	Acquisition of intangible assets	(716,818)	(852,248)	(1,432,902)
6.02.07	Sale of noncurrent assets	43,024	80,945	-
6.02.08	Acquisition of subsidiaries net of cash acquired	-	-	(706,186)
6.02.10	Other	-	(584)	(7,954)
6.02.11	Payment of payables of business combination	-	-	(172,476)
6.02.12	Intercompany loans with subsidiaries and associated companies	949	(81,456)	-
6.02.13	Capital increase in existing investments	(45,445)	-	-
6.02.14	Business combination, net of acquired cash	70,829	-	-
6.02.15	Return by the supplier of advances	67,342	-	-
6.03	Net cash in financing activities	(508,533)	948,381	1,142,878
6.03.01	Loans, financing and debentures obtained	3,186,384	5,958,322	4,286,812
6.03.02	Payments of Loans, financing , debentures and derivatives	(2,679,399)	(4,499,451)	(1,737,088)
6.03.03	Dividend and interest on shareholders’ equity paid	(1,016,641)	(838,990)	(1,406,846)
6.03.07	Subsidiary IPO	-	328,500	-
6.03.08	Capital increase by noncontrolling shareholders	1,123	-	-
6.05	Increase (decrease) in cash and cash equivalents	151,033	1,771,388	(228,390)
6.05.01	Cash and cash equivalents at beginning of period	4,206,422	2,435,034	2,663,425
6.05.02	Cash and cash equivalents at end of period	4,357,455	4,206,422	2,435,035

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to December 31, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,668	7,023,899	1,774,818	8,798,717
5.03	Adjusted opening balance	4,793,424	287,630	1,545,177	-	397,668	7,023,899	1,774,818	8,798,717
5.04	Capital transactions within shareholders	-	180,452	(567,802)	(416,472)	-	(803,822)	728,926	(74,895)
5.04.08	Prescribed dividends	-	-	-	5,723	-	5,723	-	5,723
5.04.09	Interim Dividends	-	-	-	(422,195)	-	(422,195)	(2,382)	(424,577)
5.04.10	Dividend approved	-	-	(567,802)	-	-	(567,802)	(27,156)	(594,958)
5.04.11	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(2,189)	(2,189)
5.04.13	Capital increase in subsidiaries with no change in control	-	362	-	-	-	362	760	1,123
5.04.14	Gain (loss) in participation with no change in control	-	(207)	-	-	-	(207)	207	-
5.04.15	Business combination CPFL Renováveis / DESA	-	180,297	-	-	-	180,297	653,366	833,663
5.04.16	Business combination CPFL Renováveis / DESA - - effect of non-controlling of subsidiary	-	-	-	-	-	-	106,320	106,320
5.05	Net income for the period	-	-	-	949,177	(225,720)	723,457	(62,733)	660,723
5.05.01	Other Comprehensive Income	-	-	-	949,177	-	949,177	(62,733)	886,443
5.05.02	Other comprehensive income: Actuarial Losses	-	-	-	-	(225,720)	(225,720)	-	(225,720)
5.05.02.06	Internal changes of shareholders equity	-	-	-	-	(225,720)	(225,720)	-	(225,720)
5.06	Internal changes of shareholders equity	-	-	558,760	(532,705)	(26,055)	-	(33)	(33)
5.06.01	Legal reserve	-	-	47,459	(47,459)	-	-	-	-
5.06.05	Statutory reserve for the period	-	-	620,288	(620,288)	-	-	-	-
5.06.06	Realization of deemed cost of fixed assets	-	-	-	39,478	(39,478)	-	-	-
5.06.07	Tax on deemed cost realization	-	-	-	(13,423)	13,423	-	-	-
5.06.08	Realization/reversal of earnings retained investment	-	-	(108,987)	108,987	-	-	-	-
5.06.09	Other movements non-controlling shareholders	-	-	-	-	-	-	(33)	(33)
5.07	Ending balance	4,793,424	468,082	1,536,135	-	145,893	6,943,534	2,440,978	9,384,512

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Statement of Changes in shareholders´ equity – from January 1, 2013 to December 31, 2013

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727	1,510,401	7,891,128
5.03	Adjusted opening balance	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727	1,510,401	7,891,128
5.04	Capital transactions within shareholders	-	59,308	111,896	(925,679)	-	(754,475)	252,868	(501,607)
5.04.06	Dividend	-	-	567,802	(567,802)	-	-	-	-
5.04.08	Prescribed dividend	-	-	-	5,172	-	5,172	-	5,172
5.04.09	Interim Dividend	-	-	-	(363,049)	-	(363,049)	(2,301)	(365,350)
5.04.10	Dividend approved	-	-	(455,906)	-	-	(455,906)	(17,589)	(473,495)
5.04.11	IPO CPFL Renováveis	-	59,308	-	-	-	59,308	269,192	328,500
5.04.12	Capital increase noncontrolling shareholders in subsidiaries	-	-	-	-	-	-	3,566	3,566
5.05	Total comprehensive income	-	-	-	937,419	460,226	1,397,645	11,617	1,409,262
5.05.01	Net income	-	-	-	937,419	-	937,419	11,617	949,036
5.05.02	Other Comprehensive Income	-	-	-	-	460,226	460,226	-	460,226
5.05.02.06	Other Comprehensive Income: actuarial gain	-	-	-	-	460,226	460,226	-	460,226
5.06	Internal changes of shareholders equity	-	-	93,995	(68,033)	(25,962)	-	(65)	(65)
5.06.01	Legal reserve	-	-	46,871	(46,871)	-	-	-	-
5.06.04	Statutory reserve in the period	-	-	(61,863)	61,863	-	-	-	-
5.06.06	Realization of deemed cost of fixed assets, net of tax	-	-	-	25,962	(25,962)	-	-	-
5.06.07	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(65)	(65)
5.06.08	Earnings retained for investment	-	-	108,987	(108,987)	-	-	-	-
5.07	Ending balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897	1,774,821	8,798,718

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Statement of Changes in shareholders´ equity – from January 1, 2012 to December 31, 2012

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,956	1,253,655	333,083	563,005	7,173,123	1,485,352	8,658,475
5.03	Adjusted opening balance	4,793,424	229,956	1,253,655	333,083	563,005	7,173,123	1,485,352	8,658,475
5.04	Capital transactions within shareholders	-	(1,634)	(302,564)	(1,092,225)	-	(1,396,423)	(5,427)	(1,401,850)
5.04.08	Prescribed dividend	-	-	-	3,921	-	3,921	-	3,921
5.04.09	Dividend proposed	-	-	455,906	(455,906)	-	-	(5,875)	(5,875)
5.04.10	Interim Dividend	-	-	-	(640,240)	-	(640,240)	-	(640,240)
5.04.11	Dividend approved	-	-	(758,470)	-	-	(758,470)	(8,201)	(766,671)
5.04.12	Capital increase noncontrolling shareholders	-	-	-	-	-	-	3,563	3,563
5.04.13	Business combinations CPFL Renováveis	-	(1,634)	-	-	-	(1,634)	5,086	3,452
5.05	Total comprehensive income	-	-	-	1,176,252	(572,225)	604,027	30,810	634,837
5.05.01	Net income	-	-	-	1,176,252	-	1,176,252	30,810	1,207,062
5.05.02	Other Comprehensive Income	-	-	-	-	(572,225)	(572,225)	-	(572,225)
5.05.02.06	Other Comprehensive Income: acturial loss	-	-	-	-	(572,225)	(572,225)	-	(572,225)
5.06	Internal changes of shareholders equity	-	-	388,195	(360,817)	(27,378)	-	(334)	(334)
5.06.01	Legal reserve	-	-	61,296	(61,296)	-	-	-	-
5.06.04	Other changes of noncontrolling shareholders	-	-	-	-	-	-	(334)	(334)
5.06.05	Reserve of retained earnings for investment	-	-	326,899	(326,899)	-	-	-	-
5.06.06	Realization of deemed cost of fixed assets, net of tax	-	-	-	27,378	(27,378)	-	-	-
5.07	Ending balance	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727	1,510,401	7,891,128

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Consolidated Standard Financial Statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2014 to 12/31/2014	Previous Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012
7.01	Revenues	23,057,172	20,202,380	22,177,037
7.01.01	Sales of goods, products and services	21,851,381	18,334,968	19,897,228
7.01.02	Other revenue	944,997	1,004,399	1,351,550
7.01.02.01	Revenue from construction of infrastructure distribution	944,997	1,004,399	1,351,550
7.01.03	Revenues related to the construction of own assets	344,492	933,337	1,092,070
7.01.04	Allowance for doubtful accounts	(83,698)	(70,324)	(163,811)
7.02	Inputs	(14,092,481)	(12,112,642)	(12,656,301)
7.02.01	Cost of sales	(11,780,445)	(9,125,580)	(9,168,816)
7.02.02	Material-Energy-Outsourced services-Other	(1,866,059)	(2,382,950)	(1,934,351)
7.02.04	Other	(445,977)	(604,112)	(1,553,134)
7.03	Gross added value	8,964,691	8,089,738	9,520,736
7.04	Retentions	(1,160,714)	(1,057,264)	(979,206)
7.04.01	Depreciation and amortization	(875,696)	(760,287)	(694,492)
7.04.02	Other	(285,018)	(296,977)	(284,714)
7.04.02.01	Intangible concession asset - amortization	(285,018)	(296,977)	(284,714)
7.05	Net added value generated	7,803,977	7,032,474	8,541,530
7.06	Added value received in transfer	962,928	843,978	846,842
7.06.01	Equity result	59,684	120,868	120,679
7.06.02	Financial income	903,244	723,110	726,163
7.07	Added Value to be Distributed	8,766,905	7,876,452	9,388,372
7.08	Distribution of Added Value	8,766,905	7,876,452	9,388,372
7.08.01	Personnel	814,979	748,258	700,364
7.08.01.01	Direct Remuneration	500,471	460,477	429,458
7.08.01.02	Benefits	275,322	251,652	227,454
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	39,186	36,129	43,452
7.08.02	Taxes, Fees and Contributions	5,044,467	4,421,938	6,148,889
7.08.02.01	Federal	1,916,922	1,625,798	2,954,321
7.08.02.02	State	3,109,743	2,782,086	3,183,205
7.08.02.03	Municipal	17,802	14,054	11,363
7.08.03	Remuneration on third parties’ capital	2,021,016	1,757,220	1,332,057
7.08.03.01	Interest	1,954,293	1,711,922	1,299,091
7.08.03.02	Rental	46,929	45,297	29,425
7.08.03.03	other	19,794	1	3,541
7.08.04	Remuneration on own capital	886,443	949,036	1,207,062
7.08.04.02	Dividends	208,673	836,452	1,093,869
7.08.04.03	Retained Earnings / Loss for the Period	677,770	112,584	113,193

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

Management Report

Dear Shareholders,

In compliance with the law and the Bylaws of the company, the Management of CPFL Energia S.A. (CPFL Energia) hereby submits to you the Management Report and financial statements of the Company, along with the reports of the independent auditor and fiscal council for the fiscal year ended December 31, 2014. All comparisons herein are made with consolidated figures for fiscal year 2013, except when specified otherwise.

1.        Opening remarks

In 2014, the electricity sector witnessed another year of volatility and tremendous challenges. Scarce rainfall, among other factors, drove reservoirs to their lowest level ever after the end of the dry season, in November. Consequently, the National Electricity System Operator (ONS) continued to fully use the capacity of thermal plants and the short-term price (PLD) reached a record high, remaining for most of the year at the ceiling of R$822.83/MWh.

In addition to the impact on the cash flow of distributors, the higher PLD also had an adverse impact on demand for energy, since it discouraged a section of industry - which already suffered from the adverse macroeconomic scenario - from producing due to high energy costs. The combination of these effects led to a 3.4% decrease in industrial consumption during the year in the concession area of the eight distributors of the CPFL Energia group. On the other hand, the low voltage consumers continued to register significant growth in consumption, driven by high temperature early in the year and leading to increases of 7.0% and 7.9% in the residential and commercial segments, respectively, despite the water crisis, which curbed growth in the second half of the year. Consolidated consumption in the concession area increased 2.6% in 2014.

In the regulatory environment, progress was made on many fronts. Public hearing 54/2014 was concluded with the proposal to reduce the price ceiling of PLD to R$388.48/MWh, with the adoption of the Macaé thermal plant as reference, while also determining the increase in the PLD floor price to R$30.26/MWh. Moreover, costs of the System Service Charges (ESS) continued to be apportioned among energy consumers.

Discussions regarding the 4th cycle of tariff review of the distributors advanced with the opening of the second phase of Public Hearing 23/2014, which dealt with items such as Operating Costs, Other Revenues, Losses, General Procedures and others. It is worth noting the advances made by the regulatory agency, such as the proposal for recognition of addition remuneration for Special Obligations of distributors, among other initiatives.

The weighted average cost of capital (WACC) for the 4th cycle of tariff review was set at 8.09% and will be implemented for distribution concessionaires with review through December 2017. After said date, the historical series will be restated for companies with reviews as of January 2018, such as RGE and CPFL Paulista, both companies of the CPFL Energia group.

We should also celebrate the approval by the Securities and Exchange Commission of Brazil (CVM) in early December of the recognition of assets and liabilities that until 2013 were called “regulatory assets and liabilities” in the financial statements of electricity distributors. This measure, a long-held demand of the sector, will allow the recognition of differences between estimated energy purchase costs and sector charges in tariffs applied to consumers and the actual costs incurred in the period and which will be transferred to tariffs on the date of the annual adjustment of each distributor. This was only made possible by ANEEL’s approval, on November 25, 2014, through Dispatch no. 4,621, of an amendment to concession agreements, including a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified and, consequently, allowed the recording of sectorial financial assets and liabilities.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

However, we must highlight the need for further advance in regulatory issues in order to create the incentives for the electricity sector to resume investments.

In the Distribution operations, CPFL Energia closed 2014 with the Telemetering of all industrial and commercial customers of Group A (high voltage), which total 24,600 points that no longer require field teams to physically measure consumption for billing. The automated process increases the security of customer data, identifies possible frauds and enables the company to better use the time of its teams.

Conventional generation suffered from the effects of the Generation Scaling Factor (GSF), since the full dispatch of thermal power and the reserve energy displaces hydroelectric generation. Therefore, assured energy at plants participating in the Energy Reallocation Mechanism (MRE) was not reached, making it necessary for hydroelectric generators who had to meet their contracted energy obligations, to acquire energy. To mitigate volatility at the company’s generation operations and increase cash flow predictability, we recontracted energy from the Serra da Mesa Hydroelectric Plant (Semesa) plant in April of 2014, valid through the end of the right to explore this portion of energy by CPFL Geração in 2028.

In the renewable energy segment, the positive highlights were the conclusion of the acquisition of Rosa dos Ventos (which has authorization from ANEEL to explore the Canoa Quebrada and Lagoa do Mato wind farms), the commercial startup of the Atlântica and Macacos I wind farm complexes, which added 198.2 MW to the company’s generation portfolio.  Considering also the association with Dobrevê Energia S.A. (DESA), which added 277.6 MW to current installed capacity, CPFL Renováveis now has installed capacity of 1,773 MW.

The Commercialization segment also posted significant results, driven by the strategy adopted over most of the year: due to the price pressures in the spot market, in the Commercialization segment we contracted more energy than our delivery commitments and sold the surplus in the spot market.

The year 2015 will once again require intense work, given the slowdown of the Brazilian economy and challenging hydrologic conditions. However, the consistent operating and financial results recorded by CPFL Energia make us confident that our solid and careful strategy has created value to shareholders and improved the services and products we offer our customers.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

OWNERSHIP BREAKDOWN (simplified)

CPFL Energia is a holding company that owns stake in other companies:

Reference date: 12/31/2014

Notes:

(1)  Controlling shareholders;

(2)  Includes 0.1% of shares held by Camargo Corrêa S.A.;

(3)  Includes 0.2% of shares held by pension funds Petros and Sistel;

2.        Comments on the macroeconomic scenario

MACROECONOMIC SCENARIO

The global economic performance fell short of expectations in 2014. The International Monetary Fund (IMF), which at the start of the year had forecast growth of 4.0%, reduced its estimate 12 months later to 3.1%, which was close to the growth rate of 2012 and 2013. During this period, emerging economies failed to meet expectations: Brazil’s main commercial partner, China, continues to decelerate while Argentina, the largest client of Brazilian industry, does not show signs of recovering from the crisis scenario that started three years ago. Europe and Japan continue to grow only marginally, with renewed concerns about declining consumption that remains far from picking up.

Contrary to the performance of other regions, the U.S. economy posted solid performance. With growth of 2.4% in 2014 and expected to outperform its potential in the coming years, the United States registered positive labor market, consumption, consumer and business confidence indicators, with a significant resumption of investments. In this scenario, we hope the dynamism of the U.S. economy helps in the resumption of the virtuous growth cycle in 2015.

Brazil, however, is going through a severe crisis of confidence on the part of industry and consumers, led by macroeconomic uncertainties, coupled with credit restrictions, slower growth of income levels and investments, and negative industrial performance.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

2015 is expected to be a year of adjustments and restrictions, with priority for inflation - which is expected to surpass the target ceiling for this year – and for inflation expectations. The effect of the adjustments package announced by the government should be felt by some key sectors of our production chain and by consumers, who will also face a stagnating labor market, with job cuts and falling income levels. This deceleration will possibly impact sales in the retail segment, whose growth in 2015 is expected be half the growth rate in 2014.

However, we can expect some positive contribution from the external sector since the depreciation of the Brazilian real should make the country’s exports more competitive in a scenario where global demand should continue to grow.

A more significant improvement in the economy is expected only in 2016, with an increase in confidence levels, fresh investments and improved domestic consumption.

REGULATORY ENVIRONMENT

The year 2014 was marked by the left trace of Provisional Measure (MP) 579/2012, enacted to reduce electricity prices. The MP resulted in an imbalance between tariff coverage and actual expenses incurred by distributors in terms of power costs. Due to the MP, many distributors were short on energy to meet the needs of their consumers and had to purchase energy in the spot market. The modest rainfall and consequent significant increase in spot market prices aggravated the problem.

To provide relief for the situation, Decree 8,221/2014 was published, which aims to fund the costs of involuntary exposure to the spot market and the supply from thermal power plants in connection with Electricity Commercialization Contracts in the Regulated Contracting Environment in the availability mode (CCEAR-D). The amounts received by distributors will be transferred, over the course of two years, to consumers based on the tariff processes of 2015.

In relation to the Tariff Review processes, in June 2014 ANEEL submitted for analysis the proposed methodology for the fourth cycle (between 2015 and 2018) through the first phase of Public Hearing 023/2014. The published documents indicate that this cycle of periodic review will probably maintain most of the current methodology, except the calculation method to be used by ANEEL in determining the Regulatory Remuneration Base (BRR), which was altered considerably. The second phase of this public hearing was restarted on December 11, 2014, for all topics except the Cost of Capital (WACC), which had only a single phase, and for BRR, whose new methodology to be proposed is still being analyzed by ANEEL. The entire revision of the methodology of the fourth tariff review cycle should be concluded in the first half of 2015.

Generation Segment

In 2014, the main development at CPFL Geração was the renewal of the electricity agreement with FURNAS, which maintains the commercialization of the portion of energy and capacity of the Serra da Mesa HPP until April 16, 2028.

Other themes discussed in 2014 include: (i) postponement of the review of the physical guarantee of hydroelectric plants for 2015, which will take place after the conclusion of studies by the specific working group (MME Resolution no. 681/14); (ii) change in the maximum and minimum limits of PLD to R$ 388.48/MWh and R$ 30.26/MWh, respectively, (REH no. 1,832 of November 25, 2014); (iii) lawsuit filed by Santo Antônio Energia S.A. requesting that the plant availability factor be maintained at the reference value while in the ramp-up phase, which led to a specific action filed by members of the Brazilian Independent Electricity Producers Association (APINE) and another by the Brazilian Electricity Distributors Association (ABRADEE). (iv) due to the unfavorable water scenario, hydroelectric generators have been severely impacted in the Energy Reallocation Mechanism (MRE), due to the lower volume of energy allocated (GSF) and, consequently, APINE has been pressuring the National Electric Energy Agency (ANEEL) and the Ministry of Mines and Energy (MME) to correct the distortions in law and commercialization rules in order to mitigate such losses; (v) the numerous transmission auctions for which there were no bids, which forced ANEEL to reassess the Permitted Annual Revenue (RAP) of various projects, which was a good sign for investors; (vi) addition of solar power source in energy auctions, which was a long-held request of APINE.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

The following regulations are particularly important: (i) MME Resolution no. 33/2014, which defined the auction date for Três Irmãos HPP; (ii) ANEEL Resolution (REN) no. 599/2014, which revoked Clause 14 of Electricity Commercialization Contracts in the Regulated Contracting Environment (CCEAR) by availability between 2005 and 2009; (iii) Provisional Presidential Decree no. 641/2014, which amended Law no. 10,848/2004, permitting the auction of energy from existing generation projects, with delivery beginning in the same or subsequent year to the auction and a supply period of at least 1 year and at most 15 years; (iv) MME Resolution no. 118/2014, defining the date of the A-0 auction as April 25, 2014, with supply starting on May 1, 2014, and ending on December 31, 2019; (v) MME Resolution no. 236/2014 regarding the 2014 Reserve Auction, which would be separated by source (solar, wind and biomass) for a supply period of 20 years; (vi) REN no. 614/2014, which consolidated the new criteria for assessing unavailability of generating units or energy import project connected to the National Interconnected System (SIN); (vii) REN no. 617/2014, which amended annexes to REN no. 412/2010 on procedures for registration, preparation, acceptance, analysis, selection and approval of basic project, and authorization for exploration of water potential without the characteristics of SHPPs; (viii) MME Resolution no. 471/2014, which put the Ten Year Plan for Electricity Expansion up for public hearing; (ix) MME Resolution no. 484/2014, revising the reference values for forced (TEIF) and planned (IP) unavailability of hydroelectric plants; (x) REN no. 624/2014, amending REN no. 559/2013 relating to the conditions for recalculating the Transmission System Usage Tariff (TUST) for generation stations; (xi) REN no. 633/2014, covering the methodology for defining maximum and minimum PLD prices; (xii) ANEEL Regulation no. 3,376/2014, approving the Regulatory Agenda for the two-year period from 2015 to 2016; (xiii) REN no. 637/2014, approving Rules for the Commercialization of Electricity applicable to the Accounting and Settlement System (SCL); (xiv) REN no. 638/2014, amending Normative Resolution no. 584/2013, which establishes the timeframes and conditions for seasonal adjustments and modulation of the physical guarantee of power generation plants, as well as seasonal adjustment of bound energy related to the Itaipu HPP.

Distribution Segment

Economic, financial, technical and commercial regulations highlights is presented as follows, by date of publication: (i) REN no. 598/2014 – Related to reversible generation assets, amending article 4, head paragraph, of Normative Resolution 596 of December 19, 2013; (ii) REN no. 599/2014 - Revokes Clause 14 of Electricity Commercialization Contracts in the Regulated Contracting Environment (CCEAR) for availability in New Energy Auctions (LEN) between 2005 and 2009; (iii) REN no. 601/2014 – Approves amendments to the Rules for Commercialization of Electricity applicable to the Accounting and Settlement System (SCL); (iv) REN no. 600/2014 – Includes amendments to Clause 14 of Reserve Energy Contracts of the 1st and 3rd Reserve Energy Auctions; (v) REN no. 602/2014 – Amends Normative Resolution 502 of August 7, 2012, and approves Revision 7 of Module 6 and Revision 5 of Module 8 of the Procedures for Electric Energy Distribution in the National Electricity System (PRODIST); (vi) REN no. 604/2014 – Approves Module 3 of Tariff Regulation Procedures (PRORET), which establishes the criteria and methodology for calculating Annual Tariff Increases of Distribution Concessionaires, and amends Normative Resolution 421 of November 30, 2010; (vii) REN no. 605/2014 – Approves the Accounting Manual for the Electricity Sector (MCSE) instituted by Normative Resolution 444 of October 26, 2001; (viii) REN no. 607/2014 – Amends sub-modules 7.1, 7.2, 7.3 and 8.3, approves sub-module 11.1 of Tariff Regulation Procedures (PRORET) and stipulates other measures; (ix) REN no. 608/2014 – Approves sub-module 12.3 of the Tariff Regulation Procedures (PRORET) and stipulates other measures; (x) REN no. 609/2014 – Amends Sub-module 3.1 of Tariff Regulation Procedures (PRORET), which establishes the General Procedures for the Annual Tariff Increases of Distribution Concessionaires, and Normative Resolution 255 of March 6, 2007;

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

(xi) REN no. 610/2014 – Regulates the modalities of electronic pre-payment and post-payment of electricity; (xii) REN no. 611/2014 – Establishes the criteria and conditions for recording electricity purchase and sale contracts and transfers of electricity and capacity, signed in the Free Contracting Environment (ACL), and stipulates other measures; (xiii) REN no. 612/2014 - Regardes tariff charges of the Energy Development Account (CDE) and the ACR-ACCOUNT, in accordance with Decree 8,221 of April 2, 2014; (xiv) REN no. 613/2014 - Regardes tariff charges of the Energy Development Account (CDE) and the ACR-ACCOUNT, in accordance with Decree 8,221 of April 2, 2014; (xv) REN no. 613/2014 – Amends paragraph 1 of article 8 and paragraph 1 of article 17 of Normative Resolution 337 of November 11, 2008, establishing criteria for allocation of surplus funds from the Reserve Energy Account (CONER); (xvi) REN no. 614/2014 – Consolidates the standards for the assessment of unavailability of generating units or energy import projects connected to the National Interconnected System (SIN), establishing new criteria for assessment and verifying guarantees, among other measures; (xvii) REN no. 616/2014 – Amends Normative Resolution 398 of March 23, 2010, which regulates Law 11,934, of March 5, 2009, regarding limits on human exposure to electric and magnetic fields originating from electrical generation, transmission and distribution installations, at a frequency of 60 Hz; (xviii) REN no. 617/2014 – Amends Annexes I and III to REN no. 412/2010; (xix) REN no. 619/2014 – Approves the Rules for the Electricity Commercialization  applicable to the Accounting and Settlement System (SCL); (xx) REN no. 620/2014 – Amends articles 73, 107 and 108 of Normative Resolution 414 of September 9, 2010, and lays down transitory measures; (xxi) REN no. 621/2014 – Approves Sub-module 8.2 of Tariff Regulation Procedures (Proret), which establishes the criteria and methodology for calculating Annual Tariff Increases for Distribution Licensees; (xxii) REN no. 624/2014 – Amends Normative Resolution 559/2013 relating to conditions for recalculating the Transmission System Usage Tariff (TUST) for generation stations; (xxiii) REN no. 625/2014 – Appraisal and inspection of investments in electricity distribution systems to serve areas hosting the 2016 Rio Olympic and Paralympic Games under the responsibility of the distributor; (xxiv) REN no. 626/2014 – Amends Normative Resolution 547 of April 16, 2013, which establishes the commercial procedures for applying the tariff flags system; (xxv) REN no. 628/2014 – Approves Revision 5 to Module 2 and Revision 8 to Module 6 of the Procedures for Electricity Distribution in the National Electricity System (PRODIST) and amends Normative Resolution 395 of December 15, 2009; (xxvi) REN no. 629/2014 - Amends articles 7, 8 and 21 of Normative Resolution 581 of October 11, 2013; (xxvii) REN no. 630/2014 – Amends Normative Resolution 427 of February 22, 2011, which establishes the procedures for planning, creation, processing and management of the Fuel Consumption Account (CCC); (xxviii) REN no. 631/2014 – Establishes the criteria and procedures for revising the allocation of  physical guarantee quotas and capacity of hydroelectric plants covered by Law 12,783 of January 11, 2013, to distribution concessionaires; (xxix) REN no. 632/2014 - Amends sub-module 6.7 of Tariff Regulation Procedures (PRORET); (xxx) REN no. 633/2014 - Amends article 3 of Resolution 682 of December 23, 2003 and article 3 of Normative Resolution 392 of December 15, 2009; (xxxi) REN no. 635/2014 – Approves the Procedures for Credentialing of Asset Valuation Companies and lays down other measures; (xxxii) REN no. 636/2014 – Amends Normative Resolution 417 of November 23, 2010, which establishes the parameters for the delegation of ANEEL’s powers to execute decentralized activities under a regime of associated management of public utilities; (xxxiii) REN no. 637/2014 - Approves Rules for the Commercialization of Electric Energy applicable to the Accounting and Settlement System (SCL); (xxxiv) REN no. 638/2014 – Amends Normative Resolution 584 of October 29, 2013, which establishes the timeframes and conditions for seasonal adjustments and modulation of the physical guarantee of electricity generation plants, as well as seasonal adjustments of bounded energy from the Itaipu Hydroelectric Power Plant (Itaipu HPP); (xxxv) REN no. 639/2014 – Amends sub-modules 8.3 and 11.1 of Tariff Regulation Procedures (PRORET), as well as Normative Resolution 167 of October 10, 2005; (xxxvi) REN no. 643/2014 – Amends Normative Resolution 443 of July 26, 2011, amends Normative Resolution 435 of May 24, 2011, approves Revision 1.1 to Sub-module 9.7 of the Tariff Regulation Procedures (PRORET), revokes Normative Resolution 491 of June 5, 2012, and lays down other measures;

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

(xxxvii) REN no. 644/2014 – Amends Normative Resolution 411 of September 28, 2010, which “approves the model for public notice to adjustment auctions for the purchase of electricity, delegating responsibility to the Electric Energy Comercialization Chamber (CCEE) and lays down other measures;” (xxxviii) REN no. 645/2014 – Amends the Internal Regulations approved by MME Resolution 349 of November 28, 1997; and (xxxix) Resolution 04/ANEEL/ANATEL – Approves the reference price for the sharing of power poles between energy distributors and telecommunications service providers, to be used in conflict resolution processes, and establishes rules for the use and occupation of Fixing Points.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

Annual Tariff Adjustments (RTA) in 2014:

CPFL Paulista

On April 7, 2014, via Ratification Resolution 1,701, ANEEL increased the electricity tariffs of CPFL Paulista by 17.18%, 14.56% of which related to economic tariff adjustments and 2.62% related to financial components independent of the Tariff Adjustment, corresponding to an average effect of 17.23% perceived by consumers.  The new tariffs went into effect on April 8, 2014.

CPFL Piratininga

On October 21, 2014, via Ratification Resolution 1,810, ANEEL increased the electricity tariffs of CPFL Piratininga by 19.73%, 15.81% of which related to economic tariff adjustments and 3.92% related to financial components independent of the Tariff Adjustment, corresponding to an average effect of 22.43% perceived by consumers.  This adjustment also included the reimbursement of the final installment of tariff recalculations resulting from the postponement of the Periodic Tariff Review of 2011.  The new tariffs went into effect on October 23, 2014.

RGE

On June 17, 2014, via Ratification Resolution 1,739, ANEEL increased the electricity tariffs of RGE by 21.82%, 18.83% of which related to economic tariff adjustments and 2.99% related to financial components independent of the Tariff Adjustment, corresponding to an average effect of 22.77% perceived by consumers.  The new tariffs went into effect on June 19, 2014.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On January 30, 2014, ANEEL published in the Brazilian Federal Register, the 2014 Annual Tariff Adjustments for the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as shown below:

Annual Tariff Adjustment (RTA)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Resolution	1,682	1,681	1,680	1,677	1,679
Economic RTA	9.89%	-4.74%	1.17%	-3.16%	2.00%
Financial Components	4.96%	-2.93%	-4.90%	-2.35%	-4.07%
Total TRI	14.86%	-7.67%	-3.73%	-5.51%	-2.07%
Average Effect	26.00%	-5.32%	3.70%	0.43%	-9.53%

The new tariffs went into effect on February 3, 2014.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

Generation Segment

Electricity sale contracts of generators contain specific adjustment clauses, whose main index is the average annual variation measured by the IGP-M.  Contracts signed in the Regulated Contracting Environment (ACR) are indexed to the IPCA, and bilateral contracts signed by Enercan use a combination of dollar and IGP-M indexes.

3.        Operating Performance

ENERGY SALES

In 2014, sales to the captive market totaled 43,160 GWh, up 4.9% from 2013, while energy supplied to free clients, billed through the Distribution System Use Tariff (TUSD), fell 3.0% to 16,802 GWh as a result of the slowdown in economic activity, which impacted consumption by large industrial clients.  As such, sales in the concession area, made through the distribution segment, increased by 2.6% to 59,962 GWh.

The company posted notable growth in residential and commercial segments, which together accounted for 44.3% of total consumption in the concession areas of the Group’s distributors:

•       Residential and commercial segments: 7.0% and 7.9% increase, respectively, driven by high temperatures, particularly in early 2014, and the accumulated effects of increased employment and income, increased purchasing power among consumers and expansion of consumer credit in recent years, which led to an increase in consumer appliances in households.

•       Industrial segment: down 3.4%, influenced by weak industrial production, resulting from decreased exports, unfavorable outlook among the business community, high inventory levels and an adverse domestic scenario, as well as infrastructure deficiencies.

Commercialization and generation sales (excluding related parties) came to 16,431 GWh, down 11.2% due to reduced sales by our Commercialization arm in bilateral contracts.   In recent years, CPFL Brasil has been focusing its energy sales efforts on special clients that acquire energy from alternative sources. The number of free and special clients in the portfolio came to 290 in December 2014, versus 284 in December 2013.

PERFORMANCE IN THE ELECTRICITY DISTRIBUTION SEGMENT

The Group maintained its strategy of encouraging the dissemination and sharing of best management and operational practices at its distributors in an effort to increase operational efficiency and improve the quality of services provided to clients.

Below are the results posted by distributors in the main indicators that measure quality and reliability of power supply.  The Equivalent Duration of Interruptions (DEC) measures the average duration, in hours, of interruptions suffered by consumers in the year, while the FEC (Equivalent Frequency of Interruptions) measures the average number of interruptions suffered per consumer per year.

2014 DEC and FEC Indicators (updated values)
Company	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicator
DEC	6.92	6.98	18.77	6.75	8.4	5.36	9.55	6.76
FEC	4.87	4.2	9.14	5.29	6.19	4.31	6.91	7.26

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

PERFORMANCE IN THE ELECTRICITY GENERATION SEGMENT

In 2014, CPFL Energia continued its expansion in the Generation segment, with a 9.3% increase in installed capacity, from 2,860 MW to 3,127 MW, considering its 51.6% stake in CPFL Renováveis in both periods, for purposes of comparison. This increase was driven by growth in CPFL Renováveis. In February 2014, the Company completed the acquisition of 100% of shares in Rosa dos Ventos Geração e Comercialização de Energia S.A. (Rosa dos Ventos), which holds authorization from ANEEL to explore the Canoa Quebrada (10.5 MW in installed capacity and operational since December 2008) and Lagoa do Mato (3.23 MW in installed capacity and operational since June 2009) wind farms. In March 2014, the Atlântica Complex of wind farms began operations, with 120 MW in installed capacity.  The wind farms found at the Macacos I Complex, with a total of 78.2 MW in installed capacity, were deemed apt to operate by ANEEL as of May 2014.  The joint venture between CPFL Renováveis and Dobrevê Energia S.A. (DESA) was concluded in September 2014, effective as of October 2014, adding 277.6 MW in installed operational capacity and 53.2 MW in installed capacity currently under construction.

4.        Economic and Financial Performance

The Management’s comments on economic and financial performance and the operating results should be read together with the financial statements and notes to the financial statements.

Operating Revenues

Net operating revenues, excluding revenue from the construction of concession infrastructure, grew 20.0% (R$2,731 million), reaching a total of R$16,361 million, mainly due to the 21.0% increase in the Distribution segment (R$2,215 million), driven by tariff adjustments applied during the year and the recognition of the balance of sector financial assets, in accordance with CVM Resolution 732/14, in the amount of R$831 million.  Other segments contributed with increases of 20.0%, 22.5% and 16.7%, respectively, in Conventional Generation (R$121 million), Generation from Renewable Sources (R$181 million) and Commercialization and Services (R$277 million).

It is important to note that a portion of sales by these generation projects is made to other CPFL Group companies and the corresponding revenue is eliminated in the consolidated report.

Operating Cash Flow - EBITDA

EBITDA is a non-accounting measurement calculated by Management as the sum of income, taxes, financial income/loss, depreciation and amortization.  This measurement serves as an indicator of management performance and is monitored by the market.  Management complied with the concepts of CVM Instruction 527 of October 4, 2012, while calculating this non-accounting measurement.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

Reconciliation of Net Income and EBITDA
	2014	2013
Net Income	886,443	949,036
Depreciation and Amortization	1,161,145	1,056,469
Financial Income/Loss	1,089,454	971,443
Social contribution	168,989	156,756
Income tax	454,871	413,408
EBITDA	3,760,903	3,547,112

Operating cash flow, as measured by EBITDA, came to R$3,761 million, up 6.0% (R$214 million), mainly due to a 20.0% increase in net revenue, excluding income from construction of concession infrastructure, in the amount of R$2,731 million, and a portion of this increase was due to the recognition of the balance of financial sector assets (known as regulatory assets until 2013) (R$831 million).  This effect was partially offset by the 29.8% increase in electricity costs (R$2,446 million), the decrease in equity income (R$61 million) and the variation in operating costs, including expenses with private pension fund, which lagged inflation (R$13 million).

Net Income

In 2014, Net Income came to R$886 million, down 6.6% (R$63 million), due to: (i) an increase in net financial expenses (R$118 million); (ii) an increase in depreciation and amortization (R$105 million), mainly due to the startup of new generation projects of CPFL Renováveis; and (iii) income tax and social contribution (R$54 million).  These effects were partially offset by a 6.0% increase in EBITDA (R$214 million).

Allocation of Net Income from the Fiscal Year

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders.  The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	949,177
Results from previous years	26,055
Prescribed dividend	5,722
Net income base for allocation	980,954
Legal reserve	(47,459)
Reversal of reserve of retained earnings for investment	108,987
Interim dividends	(422,195)
Statutory reserve - concession financial asset	(65,400
Statutory reserve - strengthening of working capital	(554,888)

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

For this fiscal year, considering that the Company has already distributed R$ 422 million in dividends (44.5% of net income from the fiscal year), which is higher than the mandatory minimum, and considering (i) the current adverse economic scenario, (ii) the unpredictable nature of the water situation and (iii) the uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$ 555 million to the statutory reserve – strengthening of working capital.

Stock Dividend for Shareholders

To strengthen the Company’s capital structure, the Board of Executive Officers meeting held on March 16, 2015, recommended that the Board of Directors propose to the Shareholders Meeting the capitalization of the balance of the statutory reserve – strengthening of working capital, through the issue of new shares to shareholders.  This proposal will be submitted for approval by the Extraordinary Shareholders Meeting called for April 29, 2015.

Debt

At the close of 2014, gross financial debt (including derivatives) came to R$18,555 million, up 11.1%.  Cash and cash equivalents totaled R$4,357 million, up 3.6%.  As such, net debt grew 13.6% to R$14,198 million.

The increase in financial debt was to support the strategic expansion of the Group’s business, such as financing for greenfield projects conducted by CPFL Renováveis.  Furthermore, however, CPFL Energia adopts a pre-funding strategy whereby it anticipates funding of debt that matures in 18 to 24 months.

The nominal cost of debt increased 1.7 percentage points to 10.2% per year due to the hike in the Selic interest rate, while average debt term is 3.79 years.

5.        Investments

In 2014, investments of R$ 1,062 million were made in business maintenance and expansion, of which R$ 702 million was directed to distribution, R$ 265 million to generation (R$ 251 million to CPFL Renováveis and R$ 14 million to conventional generation) and R$ 94 million to commercialization and services. In addition, we invested R$ 57 million in the construction of CPFL Transmissão’s  transmission lines and,  according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non current assets. CPFL Energia also recorded R$ 181 million in Special Obligations in the fiscal year, among other items financed by the consumer.

CPFL Energia’s investments in 2014 include:

  Distribution: investments in expansion, maintenance, improvement, automation, modernization and strengthening the electricity system to meet market growth, in operational infrastructure, customer service and research and development programs, among other areas. On December 31, 2014, our distributors had 7.6 million customers (growing by 199 thousand customers), and our distribution network consisted of 240,944 kilometers of distribution lines (adding 1,109 kilometers of lines), including 353,722 distribution transformers (adding 11,386 transformers). Our eight distribution subsidiaries had 9,881 kilometers of high voltage distribution lines of between 34.5 kV and 138 kV (adding 128 kilometers of lines). On that date, we had 445 transformer substations, from high voltage to medium voltage, for subsequent distribution (9 substations down), with total transformer capacity of 14,571 MVA (adding 36 MVA);
  Generation: investments were mainly focused on the Atlântica Wind Complex, which began operations on March 24, 2014, the Macacos I Wind Complex, with authorization to operate as of May 1, 2014 and the Campo dos Ventos, São Benedito, Morro dos Ventos II and Pedra Cheirosa Wind Complexes and the Mata Velha SHPP, which are still under construction.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

6.        Corporate Governance

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2014, CPFL marked 10 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, monitoring of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The Board of Executive Officers is made up of 1 Chief Executive Officer and 5 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL and its subsidiaries as defined by the Board of Directors in line with governance guidelines.  To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

7.        Capital Markets

The shares of CPFL Energia, which currently has a free float of 30.5%, are listed both on the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE). In 2014, CPFL Energia shares appreciated 5.2% on the BM&FBovespa and depreciated 4.6% on the NYSE, closing the year at R$18.49 per share and US$13.57 per ADR, respectively. The average daily trading volume in 2014 was R$38.2 million, of which R$22.5 million on the BM&FBovespa and R$15.7 million on the NYSE, representing an increase of 5.8% over 2013. Number of trades on the BM&FBovespa increased 31.5%, from a daily average of 4,208 trades in 2013 to 5,535 in 2014.

8.        Sustainability and Corporate Responsibility

CPFL Energia implements initiatives that seek to generate value for all stakeholders and to mitigate the impacts of its operations through management of economic, environmental and social risks associated with its business.  Below are the highlights from the fiscal year:

Sustainability platform: CPFL Group’s sustainability management tool. Includes: a) Relevant topics considered critical for conducting business, defined in conjunction with stakeholders, to guide the company’s operations; b) Value drivers and initiatives related to the topics; c) Strategic, corporate and business segment indicators, with performance targets aimed at continuous improvement.

Sustainability Committee: main internal authority for sustainability governance, also responsible for monitoring the Platform. The Committee meets nine times a year.

Ethics Management and Development System (SGDE):  in 2014, the Ethics Committee held 11 meetings to improve SGDE and address the demands received by the Ethics Channel.  The Committee has already published 16 Guideline Summaries to provide guidance for decisions, attitudes and behavior of all its employees.  The Code of Ethics is currently undergoing revision and awaiting final approval by the Board of Executive Officers and the Board of Directors before distribution to all employees by the end of 2015.  In 2014, the Company set up 3 Local Ethics Committees at RGE, CPFL Renováveis and CPFL Paulista and Piratininga, in an effort to decentralize SGDE, bring the Ethics Committee closer to employees and promote its legitimacy while also empowering employees at their bases as a part of the strategy for disseminating ethics to all CPFL Group companies.

Human Resource Management: the company ended 2014 with 8,838 employees (8,391 in 2013), with turnover of 23.40% (20.90% in 2013). The Group companies maintained their management and training programs focused on developing strategic business skills, leadership succession, productivity and occupational health and safety. Average training hours per employee was 78.4 hours (76.69 in 2013), above the 2012 Sextant Survey average of 50 hours. Also, for the thirteenth consecutive year CPFL Energia was included in the “150 Best Places to Work in Brazil” ranking published by Guia Você S/A / Exame, with improvements in Knowledge Management, Electrician School and Talent Management.

Value Network: in 2014, a total of 51 suppliers participated in six bimonthly meetings, one training session on carbon management and two working groups on Pronas (National Program for Healthcare of the Disabled) and Pronatec (National Program for Vocational Courses). The Ethos Indicators were completed to arrive at a consolidated diagnosis of the Group, which resulted in a work plan focused on six strategic topics, three of which were covered in 2014: Employee Relations (Full-time, outsourced, temporary or part-time), Code of Conduct and Combatting corruption.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

Community relations: (i) Culture – important partnerships, such as with Gesel – UFRJ and the Sustainable Planet Program, guided debates on the environment and new sources of energy in the country, which were presented in the Contemporary Invention program.  These and other meetings were recorded, edited, released on social media and shown on TV Cultura and at www.cpflcultura.com.br.  In addition to debates, free to the public and transmitted live, CPFL Cultura also organized free movie sessions in 2014 in honor of renowned directors, such as Woody Allen and Pedro Almodóvar, classical music concerts, and took the Art and Culture circuit to the interior region of São Paulo, which included concerts for children and exhibition of Brazilian films in partnership with the Cinesolar project, a travelling theater powered by solar power; (ii) Program for Revitalization of Philanthropic Hospitals - aims to improve the administrative performance of philanthropic hospitals and improve their services to the community.  In 2014, the Company closed yet another cycle of the Program for Revitalization of Philanthropic Hospitals, which serves the regions of Campinas and São José do Rio Preto in the state of São Paulo.  This phase saw the participation of 15 philanthropic hospitals, of which 4 received Gold certification, 7 Silver and 4 Bronze, representing an average improvement of 320% in the management of hospitals hosting the program.  Furthermore, the Program contributed to a 77% decrease in overall delinquency among philanthropic hospitals between 2012 and 2014.  Investments in 2014 came to R$342,000.  Additionally, in 2014 the Company launched a new phase of the Program that will serve philanthropic hospitals in the regions of Barretos, Marília and Ribeirão Preto, all in São Paulo, for the next two years; (iii) Support to Municipal Councils for the Rights of Children and Adolescents – CMDCA (1% of Income Tax) - the Group companies allocated R$1.2 million to nine projects in nine cities in their concession area.  These projects were selected based on criteria that considered the submission of documents proving the regular status of the Councils and their Funds, alignment of the project with the project notice published, the company’s causes and the availability of funds; (iv) Support to Municipal Councils for the Rights of the Elderly – CMDI (1% of Income Tax) - In 2014, CPFL transferred a total of R$1.2 million to three projects in three cities; (v) National Plan for Oncological Support – PRONON (1% of Income Tax) - in 2014, CPFL provided R$1.3 million to the Barretos Cancer Hospital.  PRONON aims to capture and channel funds to prevent and fight cancer; (vi) National Program for Healthcare of the Disabled (PRONAS / PCD) - in 2014, CPFL supported two projects in Campinas for a total of R$933,000; (vii) Volunteer work – the new governance and management structure was defined, which consists of one management committee and 15 regional volunteer teams, in addition to the implementation of a statement of adherence to volunteer work and the definition of performance indicators. The number of employees participating in these actions tripled in 2014, from 97 to 426, benefitting 19 cities, 37 entities, nearly 3,330 people and mobilizing 141 local partners.  (viii) Energy Efficiency (0.5% of net operating income) – more than R$57.5 million in investments, including R$34.2 million for projects aimed at underprivileged consumers, which resulted in the regularization of 1,570 customers, replacement of 8,910 refrigerators, 5,195 heat exchangers and 122,432 light bulbs with more efficient models, in addition to 1,695 internal electrical renovations and the installation of 4,300 solar heaters.  The Company also conducted educational projects, CPFL nas Escolas and the Caravana RGE, at 907 municipal and state schools, training 85,884 students and 5,020 teachers in 107 cities at an investment of more than R$3.8 million.  The Company also improved the efficiency of 296 public buildings and municipal and state schools through an investment of more than R$9.7 million; (ix) Electrician School – aims to train a group of skilled electricians and mitigate risks of a labor blackout.  This is also a social investment as it offers free training for the labor market, while also training future employees before hiring them. As of 2014, we had trained 115 new electricians, 77 of whom were hired; and (x) SENAI Apprentice – program created in 2012 and maintained through investments in 2013 and 2014.  The program trains students through the SENAI School and at the end of training, those that excelled in the course are hired.  As of 2014, we had trained 74 youth and hired 37. CPFL also began a new partnership with SENAI to train 33 students from the community in the Power Disconnection and Reconnection course.  Training will be completed in 2015, the year in which new partnerships will begin with SENAI using PRONATEC funds.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

Environmental management: (i) CPFL Energia’s 2013 inventory of Greenhouse Gas (GHG) emissions was awarded a gold medal by the Brazilian GHG Protocol Program; (ii) the company’s shares were once again included in the Dow Jones Sustainability Emerging Markets Index. CPFL Energia’s shares were also included, for the tenth consecutive year, in the Corporate Sustainability Index (ISE) of the BM&FBovespa for 2015; and (iii) each Group company implemented projects to mitigate the social and environmental impacts of its projects, including:

Electricity generation – Foz do Chapecó HPP - (i) a total of 300,000 fry were released into the reservoir, produced by the Águas do Chapecó Aquaculture Station in Santa Catarina, to repopulate the Uruguay River; (ii) on October 1, the company underwent its first External Audit of the Integrated Management System, which recommended the maintenance of certifications obtained by the company in 2013; (iii) the Biofábrica plant set up by the Company in Alpestre/RS delivered more than 9,000 seedlings (banana, sugarcane, pitaya and pineapple) for planting at demonstration units in communities surrounding the Plant. Biofábrica produces seedlings of the highest genetic quality at its laboratories to strengthen local family farming; (iv) agreements signed with three fishermen associations. Each member fisherman received funds to acquire a freezer and equipment; Ceran maintains an Integrated Management System at the company's headquarters and its plants (Monte Claro, Castro Alves and 14 de Julho).  The system meets the requirements of the ISO 9001:2008, ISO 14001:2004 and OHSAS 18001:2007 standards; Companhia Energética Rio das Antas (Ceran) – maintains an Integrated Management System at its headquarters and its plants (Monte Claro, Castro Alves and 14 de Julho).  The system meets the requirements of the ISO 9001:2008, ISO 14001:2004 and OHSAS 18001:2007 standards; Campos Novos HPP (Enercan) – (i) in 2014, ENERCAN supported a number of actions focused on the region’s development in the cultural, social and environmental and economic areas, supporting 67 projects and generating nearly 395 direct and indirect jobs, benefitting nearly 100,000 people. One example is the Environment Protectors Project, focused on environmental education, which includes a training program for two groups from the cities of Campos Novos and Abdon Batista in partnership with the Environmental Military Police of Santa Catarina, training young students to act as multipliers of environmental conservation; (ii) for the third consecutive year, ENERCAN implemented the Permanent Preservation Area Conservation Project together with people living near its reservoir at the Campos Novos HPP; and (iii) the company obtained approval from the state environment authority for its Environmental Plan for Conservation and Use of Reservoir Water and Surroundings (PCAU), which regulates the use of APP areas and the reservoir created by the plant; (iv) in December the Company received, from the Santa Catarina Environmental Foundation (FATMA), renewal of its Environmental Operating License, valid for the next ninety-six (96) months; Barra Grande HPP (BAESA) – (i) in 2014, the Social and Environmental Responsibility Program supported 48 projects in cities within the area of influence of the Barra Grande HEP, focused on income generation, the environment, culture, sports, public security and social development; (ii) implementation of the third edition of the Program to Encourage Conservation of the Permanent Preservation Area of the Reservoir, which recognizes actions by inhabitants of the region to preserve vegetation; (iii) in March, BAESA renewed its Operating License for one hundred twenty (120) months, with a decrease in the number of conditioning factors by 14, from 25 for the previous license to 11 for the current license; (iv) the company released its first batch of native fish into the reservoir that is part of the plant's ichthyofauna program, which envisages the release 130,000 fry in 2014, 2015 and 2016. At the event held in November, a total of 4,500 fry of three species (piracanjuva, gilded catfish and curimbatá) was released and students from the municipal school in Capão Alto/SC participated in the event, which was also witnessed by the Environmental Military Police, the Fire Department, the press and municipal authorities; (v) for the third consecutive year, BAESA received ODM Certification from the Nós Podemos Santa Catarina (Yes We Can Santa Catarina) movement for its work to defend the Millennium Development Goals.

•         Energy distribution – (i) continuation of the Urban Road Arborization Program, donating seedlings to municipal authorities in the state of São Paulo; (ii) for environmental emergencies, distributors have agreements with a specialized company and have environmental insurance.  For limited incidents, Advanced Stations and vehicles equipped with hydraulic devices carry environmental emergency kits for immediate use; (iii) CETESB (the environmental agency of the state of São Paulo) issued Operating Licenses for the electrical systems of CPFL Paulista, CPFL Leste Paulista and CPFL Sul Paulista, and Authorizations for the Maintenance of Safety Buffers for Rural Distribution Lines to seven of the group’s distributors in the state of São Paulo.

(Free Translation of the original in Portuguese) Standard Financial Statements – DFP – Date: December 31, 2014 - CPFL Energia S. A

9.        Independent Auditors

Deloitte Touche Tohmatsu Auditores Independentes (Deloitte) was hired by CPFL Energia to provide external audit services for the Company’s financial statements. In accordance with CVM Instruction 381/03, we inform that Deloitte did not provide, in 2014, any services not related to audit, whose fees were more than 5% of all fees received for this service.

In the fiscal year ended December 31, 2014, apart from the audit of financial statements and review of interim information, Deloitte provided the following audit services:

				Percentage of
				total audit
Nature	Agreement date	Term	Value	agreement
DIPJ review	03/12/2012	Calendar year 2014	167,614.89	2%
Review of the procedures related to the use of tax incentive	02/28/2014	5 months	29,306.13	0%
(IRPJ/CSLL) - Technological Innovation
Audit of financial items and parcel "A" account (CVA)	03/12/2012	Calendar year 2014	461,087.94	6%
Audit for the Regulatory Accounting Statements	03/31/2014	Average of 5 months	497,690.01	6%
Assurance on compliance with financial covenants	05/09/2014	Calendar year 2014	345,971.10	4%
Accounting Reports	03/12/2014	5 months	245,625.03	3%
Due Diligence	05/02/2014	3 months	412,857.15	5%
Work of agreed procedures	01/10/2014	Average of 3 months	31,716.09	0%
Report of Asset Control	05/02/2014	1 month	102,623.84	1%
			2,294,492.18	28%

As can be seen, the CPFL Energia did not hire Deloitte to provide non-audit services in fiscal year 2014.

As a policy, CPFL Energia does not hire independent auditors to provide non-audit services. The hiring of independent auditors, in accordance with the Bylaws, is recommended by the Fiscal Council, and the Board of Directors deliberates on the selection or removal of independent auditors.

The Management of CPFL Energia declares that all the services were provided strictly in accordance with the standards that deal with the independence of independent auditors in audit work and did not represent situations that could affect the independence and objectivity required by Deloitte to carry out external audit services.

10.        Acknowledgements

The Management of CPFL Energia thanks its shareholders, customers, suppliers and communities in the areas of operations of its subsidiaries for their trust in the company in 2014. It also thanks, in a special way, its employees for their competence and dedication in meeting the objectives and targets set.

The Management

For more information on the performance of this and other companies of the CPFL Energia Group, visit www.cpfl.com.br/ir.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Annual Social Report - 2014 / 2013 (*)
Company: CPFL Energia S.A. Consolidated

1 - Basis for Calculation	2014 Value (R$ thousand)			2013 Value (R$ thousand)
Net Revenues (NR)	17,305,942			14,633,856
Operating Result (OR)	1,510,304			1,519,200
Gross Payroll (GP)	684,724			648,975
2 - Internal Social Indicators	Value (thousand)	% of GP	% of NR	Value (thousand)	% of GP	% of NR
Food	60,796	8.88%	0.35%	54,505	8.40%	0.37%
Mandatory payroll taxes	182,999	26.73%	1.06%	175,130	26.99%	1.20%
Private pension plan	38,630	5.64%	0.22%	39,292	6.05%	0.27%
Health	38,699	5.65%	0.22%	35,338	5.45%	0.24%
Occupational safety and health	3,102	0.45%	0.02%	3,146	0.48%	0.02%
Education	2,154	0.31%	0.01%	2,454	0.38%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	7,685	1.12%	0.04%	10,801	1.66%	0.07%
Day-care / allowance	969	0.14%	0.01%	951	0.15%	0.01%
Profit / income sharing	62,283	9.10%	0.36%	35,295	5.44%	0.24%
Others	6,787	0.99%	0.04%	5,811	0.90%	0.04%
Total - internal social indicators	404,104	59.02%	2.34%	362,723	55.89%	2.48%
3 - External Social Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Education	125	0.01%	0.00%	909	0.06%	0.01%
Culture	8,723	0.58%	0.05%	11,992	0.79%	0.08%
Health and sanitation	346	0.02%	0.00%	634	0.04%	0.00%
Sport	1,373	0.09%	0.01%	1,553	0.10%	0.01%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	6,455	0.43%	0.04%	6,960	0.46%	0.05%
Total contributions to society	17,022	1.13%	0.10%	22,048	1.45%	0.15%
Taxes (excluding payroll taxes)	4,911,425	325.19%	28.38%	4,292,848	282.57%	29.34%
Total - external social indicators	4,928,447	326.32%	28.48%	4,314,896	284.02%	29.49%
4 - Environmental Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Investments relalated to company production / operation	31,837	2.11%	0.18%	37,407	2.46%	0.26%
Investments in external programs and/or projects	57,625	3.82%	0.33%	59,047	3.89%	0.40%
Total environmental investments	89,462	5.92%	0.52%	96,454	6.35%	0.66%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	2014			2013
Nº of employees at the end of period	9,136			8,391
Nº of employees hired during the period	2,405			1,778
Nº of outsourced employees	ND			ND
Nº of interns	188			130
Nº of employees above 45 years age	2,107			2,011
Nº of women working at the company	2,146			1,969
% of management position occupied by women	9.94%			14.29%
Nº of Afro-Brazilian employees working at the company	1,684			1,340
% of management position occupied by Afro-Brazilian employees	1.17%			2.22%
Nº of employees with disabilities	289			273
6 - Relevant information regarding the exercise of corporate citizenship	2014			2013
Ratio of the highest to the lowest compensation at company	21.03			20.27
Total number of work-related accidents	54			31
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	1,964,743	3,112	6,025	1,778,161	3,005	7,228
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	100%	100%	5.8%	100%	100%	10.3%
Total value-added to distribute (R$ 000):	2,014	8,766,905		2,013	7,876,452
Value-Added Distribution (VAD):	57.5% government 9.3% employees 8.7% shareholders 23.1% third parties 1.4% retained			56.1% government 9.5% employees 10.6% shareholders 22.3% third parties 1.4% retained
7 - Other information
Responsible: Sergio Luis Felice, phone: 55-19-3756-8018, slfelice@cpfl.com.br
(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Notes to Financial Statements

Assets

CPFL ENERGIA S.A.
Balance Sheets as of December 31, 2014 and 2013
(in thousands of Brazilian reais)
		Parent company		Consolidated
Assets	Note	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Current
Cash and cash equivalents	5	799,775	990,672	4,357,455	4,206,422
Consumers, concessionaires and licensees	6	-	-	2,251,124	2,007,789
Dividends and interest on shareholders´ equity receivable	13	942,367	697,702	54,483	55,265
Financial investments		-	-	5,324	24,806
Recoverable taxes	7	49,071	29,874	329,638	262,433
Derivatives	35	-	-	23,260	1,842
Sector financial asset	8	-	-	610,931	-
Materials and supplies		-	-	18,505	21,625
Leases	10	-	-	12,396	10,757
Financial asset of concession	11	-	-	540,094	-
Other credits	12	976	1,984	1,011,495	673,383
Total current		1,792,189	1,720,232	9,214,704	7,264,323

Noncurrent
Consumers, concessionaires and licensees	6	-	-	123,405	153,854
Loans to subsidiaries, associates and joint ventures	32	12,089	8,948	100,666	86,655
Escrow deposits	22	546	92	1,162,477	1,143,179
Recoverable taxes	7	-	-	144,383	173,362
Sector financial asset	8	-	-	321,788	-
Derivatives	35	-	-	584,917	316,648
Deferred taxes credits	9	150,628	165,798	938,496	1,168,706
Advances for future capital increase	13	55,157	59,397	-	-
Leases	10	-	-	35,169	37,817
Financial asset of concession	11	-	-	2,834,522	2,787,073
Investment at cost		-	-	116,654	116,654
Other credits	12	15,818	14,389	388,828	296,096
Investment	13	6,290,998	6,419,924	1,098,769	1,032,681
Property, plant and equipment	14	843	1,000	8,878,064	7,717,419
Intangible assets	15	18	32	9,155,973	8,748,328
Total noncurrent		6,526,098	6,669,579	25,884,112	23,778,473

Total assets		8,318,287	8,389,811	35,098,816	31,042,796

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Liabilities and shareholders’ equity

CPFL ENERGIA S.A.
Balance Sheets as of December 31, 2014 and 2013
(in thousands of Brazilian reais)

		Parent company		Consolidated
Liabilities and shareholders' equity	Note	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Current
Suppliers	16	791	1,127	2,374,147	1,884,693
Accrued interest on debts	17	-	-	97,525	125,829
Accrued interest on debentures	18	15,020	12,438	293,108	162,134
Loans and financing	17	-	-	1,093,500	1,514,626
Debentures	18	1,289,386	-	2,042,075	34,872
Post-employment benefit obligation	19	-	-	85,374	76,810
Regulatory charges	20	-	-	43,795	32,379
Taxes and social contributions payable	21	1,859	359	436,267	318,063
Dividends and Interest on Equity		13,555	15,407	19,086	21,224
Accrued liabilities		-	10	70,252	67,633
Derivatives	35	-	-	38	-
Sector financial liability	8	-	-	21,998	-
Public Utilities	23	-	-	4,000	3,738
Other accounts payable	24	17,877	16,904	835,941	663,529
Total current		1,338,488	46,246	7,417,104	4,905,531

Noncurrent
Suppliers	16	-	-	633	-
Accrued interest on debts	17	-	-	60,717	43,396
Accrued interest on debentures	18	-	-	-	32,177
Loans and financing	17	-	-	9,426,634	7,546,144
Debentures	18	-	1,287,912	6,136,400	7,562,219
Post-employment benefit obligation	19	-	-	518,386	350,640
Taxes and social contributions payable	21	-	-	-	32,555
Deferred taxes debits	9	-	-	1,385,498	1,117,146
Reserve for tax, civil and labor risks	22	725	260	490,858	467,996
Derivatives	35	-	-	13,317	2,950
Public utilities	23	-	-	80,992	79,438
Other accounts payable	24	35,540	31,495	183,766	103,886
Total noncurrent		36,264	1,319,667	18,297,200	17,338,547

Shareholders' equity	25
Capital		4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves		468,082	287,630	468,082	287,630
Profit reserves		650,811	603,352	650,811	603,352
Reserve of retained earnings for investment		-	108,987	-	108,987
Statutory reserve - financial asset of concession		330,437	265,037	330,437	265,037
Statutory reserve - working capital improvement		554,888	-	554,888	-
Dividend		-	567,802	-	567,802
Other comprehensive income		145,893	397,668	145,893	397,668
		6,943,535	7,023,899	6,943,535	7,023,899
Net equity attributable to noncontrolling shareholders		-	-	2,440,978	1,774,819
Total shareholders' equity		6,943,535	7,023,899	9,384,513	8,798,718

Total liabilities and shareholders' equity		8,318,287	8,389,811	35,098,816	31,042,796

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Statement of income

CPFL ENERGIA S.A.
Statement of income for the years ended on December 31, 2014 and 2013
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company		Consolidated
Statement of income	Note	2014	2013	2014	2013

Net operating revenue	27	61	1,649	17,305,942	14,633,856
Cost of electric energy services
Cost of electric energy	28	-	-	(10,643,130)	(8,196,687)
Operating cost	29	-	-	(1,672,359)	(1,467,516)
Services rendered to third parties	29	-	-	(946,052)	(1,009,518)

Gross operating income		61	1,649	4,044,401	3,960,135
Operating expenses	29
Sales expenses		-	-	(402,698)	(376,597)
General and administrative expenses		(26,175)	(22,626)	(773,630)	(928,614)
Other operating expense		-	-	(328,000)	(285,148)

Income from electric energy service		(26,114)	(20,977)	2,540,073	2,369,775

Interest in subsidiaries, associates and joint ventures	13	1,011,185	1,022,779	59,684	120,868
Financial income (expense)	30
Income		117,855	57,637	890,436	699,208
Expense		(143,319)	(84,497)	(1,979,890)	(1,670,651)
		(25,464)	(26,860)	(1,089,454)	(971,443)
Income before taxes		959,607	974,942	1,510,304	1,519,200
Social contribution	9	5,172	(8,257)	(168,989)	(156,756)
Income tax	9	(15,602)	(29,267)	(454,871)	(413,408)
		(10,430)	(37,523)	(623,860)	(570,164)

Net income		949,177	937,419	886,443	949,036

Net income attributable to controlling shareholders				949,177	937,419
Net income/(loss) attributable to noncontrolling shareholders				(62,733)	11,618
Earnings per share attributable to controlling shareholders - basic	26	0.99	0.97	0.99	0.97
Earnings per share attributable to controlling shareholders - diluted	26	0.97	0.95	0.97	0.95

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Statement of comprehensive income

CPFL Energia S.A.
Statement of comprehensive income for the years ended on December 31, 2104 and 2013
(In thousands of Brazilian reais – R$)
	Parent company
	2014	2013

Net income	949,177	937,419

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	(225,720)	460,226

Comprehensive income of the period - parent company	723,457	1,397,645

	Consolidated
	2014	2013
Net income	886,443	949,036

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	(225,720)	460,226

Comprehensive income of the period - consolidated	660,724	1,409,262
Comprehensive income attributable to controlling shareholders	723,457	1,397,645
Comprehensive income attributable to non controlling shareholders	(62,733)	11,618

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Statement of shareholders´ equity

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended onDecember 31, 2014 and 2013
(in thousands of Brazilian Reais)

												Net equity attributable to noncontrolling shareholders
			Profit reserves					Other comprehensive income
					Statutory reserve
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Financial asset of concession	Working capital improvement	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2012	4,793,424	228,322	556,481	326,899	-	-	455,906	535,627	(572,225)	56,293	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	-	-	937,419	937,419	-	11,617	949,036
Comprehensive income - Actuarial gain	-	-	-	-	-	-	-	-	460,226	-	460,226	-	-	460,226
											-
Internal changes of shareholders'equity											-
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	-	(39,336)	-	39,336	-	(1,895)	1,895	-
- Tax on deemed cost realization	-	-	-	-	-	-	-	13,374	-	(13,374)	-	644	(644)	-
- Earnings retained for investment	-	-	-	108,987	-	-	-	-	-	(108,987)	-	-	-	-
- Legal reserve	-	-	46,871	-	-	-	-	-	-	(46,871)	-	-	-	-
- Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-	-
- Statutory reserve for the year	-	-	-	-	(61,863)	-	-	-	-	61,863	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(68)	(68)
											-
Capital transactions with the shareholders											-
- Prescribed dividend	-	-	-	-	-	-	-	-	-	5,172	5,172	-	-	5,172
- Interim dividend	-	-	-	-	-	-	-	-	-	(363,049)	(363,049)	-	(2,301)	(365,349)
- Additional dividend proposed	-	-	-	-	-	-	567,802	-	-	(567,802)	-	-	-	-
- Additional dividend aproved	-	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(17,589)	(473,495)
- Payment of capital by non-controlling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	3,566	3,566
- IPO of CPFL Renováveis	-	59,308	-	-	-	-	-	-	-	-	59,308	-	269,191	328,500

Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	-	567,802	509,666	(111,998)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	-	-	949,177	949,177	-	(62,733)	886,443
Comprehensive income - Actuarial loss	-	-	-	-	-	-	-	-	(225,720)	-	(225,720)	-	-	(225,720)
											-			-
Internal changes of shareholders'equity											-			-
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	-	(39,478)	-	39,478	-	(2,254)	2,254	-
- Tax on deemed cost realization	-	-	-	-	-	-	-	13,422	-	(13,422)	-	766	(766)	-
- Legal reserve	-	-	47,459	-	-	-	-	-	-	(47,459)	-	-	-	-
- Realization/reversal of earnings retained investment	-	-	-	(108,987)	-	-	-	-	-	108,987	-	-	-	-
- Statutory reserve for the year	-	-	-	-	65,400	554,888	-	-	-	(620,288)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)
											-			-
Capital transactions with the shareholders											-			-
- Prescribed dividend	-	-	-	-	-	-	-	-	-	5,722	5,722	-	-	5,722
- Interim dividend	-	-	-	-	-	-	-	-	-	(422,195)	(422,195)	-	(2,382)	(424,576)
- Additional dividend proposed	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Additional dividend aproved	-	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(27,156)	(594,958)
- Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(2,189)	(2,189)
- Capital increase in subsidiaries with no change in control	-	362	-	-	-	-	-	-	-	-	362	-	760	1,123
- Gain (loss) in participation with no change in control	-	(207)	-	-	-	-	-	-	-	-	(207)	-	207	-
- Business combination - CPFL Renováveis / DESA	-	180,297	-	-	-	-	-	-	-	-	180,297	-	653,366	833,663
- Business combination - CPFL Renováveis / DESA - effect of non-controlling of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	106,320	106,320
														-
Balance at September 30, 2014	4,793,424	468,082	650,811	-	330,437	554,888	-	483,610	(337,718)	-	6,943,535	17,003	2,423,975	9,384,513

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Statement of cash flow

CPFL Energia S.A.
Statement of cash flow for the periods ended on December 31, 2014 and 2013
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Income, before income tax and social contribution	959,607	974,942	1,510,304	1,519,200
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	173	76	1,159,964	1,055,230
Reserve for tax, civil and labor risks	640	267	191,228	316,787
Allowance for doubtful accounts	-	-	83,699	70,324
Interest and monetary adjustment	142,278	81,189	1,486,061	1,294,281
Post-employment benefit loss (gain)	-	-	48,165	61,665
Interest in subsidiaries, associates and joint ventures	(1,011,185)	(1,022,779)	(59,684)	(120,868)
Loss (gain) on the write-off of noncurrent assets	-	-	20,726	7,248
Deferred taxes (PIS and COFINS)	-	-	24,946	28,328
Other	-	-	(2,431)	(5,218)
	91,513	33,695	4,462,978	4,226,977
Decrease (increase) In operating assets
Consumers, concessionaires and licensees	-	-	(265,103)	129,731
Dividend and interest on equity received	1,248,982	792,146	40,374	112,607
Recoverable taxes	1,564	21,797	(134)	42,176
Lease	-	-	1,009	1,648
Escrow deposits	(444)	12,935	65,732	101,310
Sector financial asset	-	-	(932,719)	-
Resources provided by the Energy Development Account - CDE / CCEE	-	-	(352,379)	(145,571)
Other operating assets	(411)	(1,196)	(41,665)	(30,725)

Increase (decrease) In operating liabilities
Suppliers	(336)	(156)	470,982	191,089
Other taxes and social contributions	(389)	(147)	193,357	(130,405)
Other liabilities with post-employment benefit obligation	-	-	(118,897)	(85,546)
Regulatory charges	-	-	11,415	(78,397)
Tax, civil and labor risks paid	(209)	(12,991)	(188,000)	(184,070)
Sector financial liability	-	-	21,998	-
Resources provided by the CDE - payable	-	-	25,807	9,246
Other operating liabilities	5,693	(435)	83,458	10,820
Cash flows provided by operations	1,345,963	845,648	3,478,213	4,170,890
Interests paid	(138,599)	(76,561)	(1,333,570)	(1,093,465)
Income tax and social contribution paid	(21,463)	(27,551)	(552,070)	(559,879)
Net cash from operating activities	1,185,901	741,536	1,592,573	2,517,546

Investing activities
Price paid in business combination net of cash acquired	-	-	(68,464)	-
Cash incorporated in business combination	-	-	139,293	-
Capital increase in investments	(360,000)	(1,563)	(45,445)	-
Additions to property, plant and equipment	-	(345)	(345,049)	(882,588)
Financial investments, pledges, funds and tied deposits	-	4,710	(7,839)	41,392
Additions to intangible assets	(13)	-	(716,818)	(852,248)
Sale of noncurrent assets	-	-	43,024	80,945
Advance for future capital increase	(27,153)	(59,342)	-	-
Loans to subsidiaries, associates and joint ventures	(2,822)	(8,290)	949	(81,456)
Return by the supplier of advances	-	-	67,342
Other	-	-	-	(584)

Net cash flow from investing activities	(389,988)	(64,830)	(933,007)	(1,694,539)

Financing activities
Subsidiary IPO	-	-	-	328,500
Capital increase by noncontrolling shareholders	-	-	1,123	-
Loans, financing and debentures obtained	-	1,287,180	3,186,384	5,958,322
Loans, financing, debentures and derivatives paid	-	(299,535)	(2,679,399)	(4,499,451)
Dividend and interest on shareholders’ equity paid	(986,811)	(815,514)	(1,016,641)	(838,990)
Net cash flow provided by (used in) financing activities	(986,811)	172,131	(508,533)	948,381
Increase (decrease) in cash and cash equivalents	(190,897)	848,837	151,033	1,771,388
Opening balance of cash and cash equivalents	990,672	141,835	4,206,422	2,435,034
Closing balance of cash and cash equivalents	799,775	990,672	4,357,455	4,206,422

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Statement of added value

CPFL Energia S.A.
Added value statements of income for the periods ended on December 31, 2014 and 2013
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2014	2013	2014	2013
1. Revenues	81	2,162	23,057,172	20,202,380
1.1 Operating revenues	78	1,817	21,851,381	18,334,968
1.2 Revenue related to the construction of own assets	3	345	344,492	933,337
1.3 Revenue from construction of concession infrastructure	-	-	944,997	1,004,399
1.4 Allowance of doubtful accounts	-	-	(83,699)	(70,324)

2. (-) Inputs	(7,701)	(8,881)	(14,092,481)	(12,112,643)
2.1 Electricity purchased for resale	-	-	(11,780,445)	(9,125,580)
2.2 Material	(21)	(320)	(857,284)	(1,276,079)
2.3 Outsourced services	(5,060)	(5,370)	(1,008,775)	(1,106,872)
2.4 Other	(2,620)	(3,191)	(445,978)	(604,112)

3. Gross added value (1 + 2)	(7,620)	(6,719)	8,964,691	8,089,737

4. Retentions	(173)	(76)	(1,160,713)	(1,057,261)
4.1 Depreciation and amortization	(173)	(76)	(875,696)	(760,285)
4.2 Amortization of intangible assets	-	-	(285,018)	(296,977)

5. Net added value generated (3 + 4)	(7,793)	(6,794)	7,803,977	7,032,475

6. Added value received in transfer	1,141,740	1,095,519	962,928	843,976
6.1 Financial Income	130,555	72,740	903,244	723,109
6.2 Interest in subsidiaries, associates and joint ventures	1,011,185	1,022,779	59,684	120,868

7. Added value to be distributed (5 + 6)	1,133,947	1,088,725	8,766,905	7,876,452

8. Distribution of added value
8.1 Personnel and charges	15,507	11,362	814,979	748,258
8.1.1 Direct remuneration	8,455	8,209	500,471	460,477
8.1.2 Benefits	6,257	2,248	275,322	251,652
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	796	905	39,186	36,129
8.2 Taxes, fees and contributions	25,807	55,343	5,044,467	4,421,938
8.2.1 Federal	25,782	55,322	1,916,922	1,625,798
8.2.2 Estate	24	20	3,109,743	2,782,086
8.2.3 Municipal	-	-	17,802	14,053
8.3 Interest and rentals	143,456	84,602	2,021,016	1,757,220
8.3.1 Interest	143,318	84,475	1,954,293	1,711,922
8.3.2 Rental	138	127	46,929	45,297
8.3.3 Other	-	-	19,794	1
8.4 Interest on capital	949,177	937,419	886,443	949,036
8.4.1 Dividend (included additional proposed)	281,430	843,424	208,674	836,452
8.4.2 Retained earnings	667,747	93,995	677,770	112,584
	1,133,947	1,088,725	8,766,905	7,876,452

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2014 AND 2013

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)      OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following operational subsidiaries and joint ventures (unaudited information on the concession area, number of consumers, energy production capacity and associated data):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,128	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	27	1,620	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,415	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	202	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	38	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	45	16 years	July 2015

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (a) e 1 Thermal	694	694
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 57.13%	Paraíba	2 Thermals	342	195
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.84%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24	24

Commercialization of energy	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Basil Varejista")	Private corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Private corporation	Energy transmission	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO") (e)	Private corporation	Energy efficiency management(e)	Direta 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

a)     SHP – Small Hydropower Plant

b)    Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.94% share of its capital).

c)     CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At December 31, 2014, CPFL Renováveis had a portfolio of 129 project, being 3,020.5 MW of installed capacity (1,769.0  MW operational), as follows:

•         Hydropower generation: 48 SHP’s (571  MW) being 38 SHP’s operational (399 MW) and  10 SHP’s under developing  (172 MW);

•         Wind power generation: 73 projects (2,078.4 MW) being 33 projects operational (998,9 MW) and 40 projects under construction/developing (1.079,5 MW);

•         Biomass power generation: 8 plants operational (370 MW);

•         Solar energy generation: 1 solar plant operational (1.1 MW).

d)    The joint venture Chapecoense fully consolidates the financial statements of its direct subsidiary, Foz de Chapecó

e)     CPFL Eficiência Energética S.A. (“CPFL ESCO”), previously CPFL Participações S.A. was set up with the objective of providing services, mainly energy efficiency and quality consultancy and management, asset rental to generation plants, energy commercialization, research and development projects for energy-related programs and participation in the capital of other companies.

In relation to the concession term that end 2015, on 26 June, 2012, our subsidiaries filled a request for  extension of the concession contracts, under the present conditions, reserving the right to review the request in the event of changes in the current contractual conditions. Our subsidiaries confirmed the request for extension on October 10, 2012. On January 17, 2014, ANEEL advised our subsidiaries that it is analyzing the applications for extension of the concessions and the final approval for such extension is within the Grantor responsibilities. By the date of approval of these financial statements, Management doesn’t know the terms of the extension. However, Management expects that the requests for extension will be approved, and if there is no extension, no significant effects are anticipated on the consolidated operations and the financial statements

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(2)     PRESENTATION OF THE FINANCIAL STATEMENTS

2.1  Basis of presentation:

The individual (Parent Company) and consolidated financial statements were prepared, under International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and with generally accepted accounting principles in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2015.

2.2  Basis of measurement:

The financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value.

2.3  Use of estimates and judgments:

The preparation of the financial statements requires Company Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from reviews to accounting estimates are recorded in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred taxes credits and debits;

•         Note 10 – Leases;

•         Note 11 – Financial asset of concession;

•         Note 12 – Other credits (Allowance for doubtful accounts);

•         Note 14 – Property, plant and equipment and recognition of impairment losses;

•         Note 15 – Intangible assets and recognition of impairment losses;

•         Note 19 – Post-employment benefit obligation;

•         Note 22 – Provisions for tax, civil and labor risks and escrow deposits;

•         Note 24 – Other accounts payable (Provision to environmental costs)

•         Note 27 – Net operating revenues;

•         Note 28 – Cost of electric energy; and

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

•         Note 35 – Financial instruments.

2.4  Functional currency and presentation currency:

The Company’s functional currency is the Brazilian Real, and the financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5  Basis of consolidation:

      i.        Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recorded amount of any non-controlling interest in the acquiree, less the recorded amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

     ii.        Subsidiaries and joint ventures:

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries, and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for our subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them is described in note 13.8.

    iii.        Acquisition of non-controlling interest:

Accounted for as equity transaction (within the shareholders’ equity) and therefore no gain or goodwill is recognized as a result of such transaction.

2.6  Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

2.7  Information on corporate interests:

The Company's interests in the direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which are accounted for using the equity method of accounting, and (ii) the investment recorded at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

As of December 31, 2014 and 2013, the non-controlling interests stated in the financial statements refers to the interests held by third-parties in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis and interests held by third-parties in CPFL Renováveis’ subsidiaries.

2.8  Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3)     SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used in preparing these individual and consolidated financial statements are set out below. These policies have been applied consistently to all periods presented.

3.1  Concession agreements:

ICPC 01 (R1) and IFRIC 12 – Concession Agreements establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

Considering these definitions having been attended, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the CPC and IFRS standards, so that in the financial statements are record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

The financial asset of the concession is measured based on its fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL). It takes into consideration changes in the estimated cash flow, mainly based on factors such as new replacement price, and updated in accordance with the IGP-M. The financial asset is classified as available-for-sale, set against the financial income or expense accounts in profit or loss for the year (Note 4).

The remaining amount is recorded as intangible assets and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Services related to the construction of infrastructure are recorded in accordance with CPC 17 (R1) and IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity). Residual amounts are classified as intangible assets and are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage the building the infrastructure by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The revenue and construction costs are therefore presented in profit or loss for the year at the same amounts.

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

3.2  Financial instruments:

- Financial assets

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

i.        Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management and investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

ii.        Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

iii.        Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently  measured at amortized cost using the effective interest method, less any impairment losses.

iv.        Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in profit or loss as part of the financial income. Changes to fair value of these financial assets are recognized in the other comprehensive income. The accumulated result in the other comprehensive income is transferred to profit or loss when the asset is realized.

- Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

i.        Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are recorded at fair value and any change in their fair value is subsequently recorded in profit or loss.

ii.        Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified in the previous category. They are measured initially at fair value net of any transaction cost and subsequently measured at amortized cost using the effective interest method.

The Company accounts for guarantees when issued to non-controlled entities or when the financial guarantee is granted to joint ventures at a percentage higher than the Company's interest to cover commitments of joint ventures. Such financial guarantees are initially measured at fair value, by recording (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, the liability related to the financial guarantee is assessed periodically at the higher of the amount determined in accordance with CPC 25 and  IAS 37 and the amount initially recognized, less accumulated amortization.

Financial assets and liabilities are offset and the net amount presented when there is a legal right to offset the amounts and the intent to settle the asset and the liability simultaneously.

The financial instruments classifications are described on Note 35.

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

- Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3  Lease:

At the inception of an agreement is determined whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessee the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the commencement of the lease against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum future lease payments. Property, plant and equipment are depreciated over the shorter of the estimated useful life of the asset or the lease term.

For the financial leases the Company or its subsidiaries act as lessor, receivables from lessees are initially recorded based on the fair value of the asset leased.

In both cases, the financial income/expense is recognized in profit or loss over the term of the lease contract so as to produce an effective interest rate on the remaining balance of the investment/liability.

3.4  Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Grantor.

Gains and losses derived from write off of an item of property, plant and equipment are determined by comparing the resources produced by disposal with the carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession,  but determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5  Intangible assets:

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured at the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets, if any, with indefinite useful lives are not subject to amortization and are tested annually for impairment.

Negative goodwill is recorded as gain in the income statement in the year of the business acquisition.

In the individual financial statements, fair value adjustments (added value) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is stated in the individual statement of income under “income from equity in subsidiaries” in accordance with ICPC 09 (R2). In the consolidated financial statements the amount is stated as intangible and the amortization is classified in the consolidated statement of profit and loss as “amortization of intangible concession asset” under other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

i.        Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight-line basis or based on the net income curves projected for the concessionaires, as applicable.

ii.        Investments in infrastructure (Application ICPC01 (R1) and IFRIC 12 – Concession agreements): under the electric energy distribution concession agreements with the subsidiaries, the intangible asset recorded corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploitation term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the economic benefits. For further information see note 3.1.

The infrastructure components are directly tied to the Company's operation and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. In Resolution 20, of 3 February 1999, ANEEL authorizes public electric energy utilities concessionaires to release from their assets property and assets considered to be of no use to the concession, in accordance with articles 63 and 64 of Decree 41,019, of February 26, 1957, as amended by Decree 56,227 of April 30, 1965.

iii.        Public utilities: upon certain generation concessions were granted the concessionaires assumed an obligation to pay the federal government for use of public assets. On the signing date of the respective agreements the Company’s subsidiaries recorded intangible assets and the corresponding liabilities, at fair value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining term of each concession.

3.6  Impairment:

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

      I.             Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed to credit through profit or loss.

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

     II.        Available-for-sale: as the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets recorded at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in subsequent periods, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired equity instrument classified as available-for-sale is recognized in other comprehensive income.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill, concession asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals.

3.7  Provisions:

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. When applicable, provisions are determined by discounting the expected future cash outflows at a rate that reflects current market assessment and the risks specific to the liability.

3.8  Employee benefits:

Certain subsidiaries have post-employment benefits including pension plans, recognized by the accrual method in accordance with CPC 33 (R1) and IAS 19 “Employee benefits” (as revised 2011), and are regarded as sponsors of these plans. Although the plans have particularities, they have the following characteristics:

      i.        Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

     ii.        Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses  are recognized in Other Comprehensive Income when they occur. Net interest (income and expense are calculated by applying the discount rate in the beginning of the plan net liability or asset and the defined benefit obligation. When applicable, the cost of past services is recorded immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9    Dividends and Interest on shareholders’ equity:

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the Company´s bylaws. According to Brazilian and international accounting practices, CPC 24, IAS 10 and ICPC 08 (R1) a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present liability criteria at the reporting date.

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and Interest on shareholders’ equity determined in a half-yearly balance sheet. An interim dividend and interest on shareholders’ equity declared at the base date of June 30 is only recorded as a liability in the Company's financial statement after the date of the Board's decision.

Interest on shareholders' equity is treated in the same way as dividends and is also stated in changes in shareholders’ equity. Withholding tax on interest on shareholders' equity is debited against shareholders’ equity when proposed by Management, as it fulfills the obligation criteria at that time.

3.10 Revenue recognition:

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is  supplied. Unbilled revenue related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the Company’s net revenue.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized based on the percentage of completion method (“fixed-price”), and losses, if any, are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution:

Income tax and Social contribution expense are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recorded in profit or loss except to the extent that they relate to items recorded directly in shareholders’ equity or other comprehensive income, or those taxes effects arising from business combinations.

Current taxes are the expected taxes payable or receivable/to be offset on the taxable income or loss. Deferred taxes are recorded for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for taxes purposes and for taxes loss carryforwards.

The Company and certain subsidiaries recorded in their financial statements the effects of taxes loss carryforwards and deductible temporary differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized taxes credits on merged goodwill, which are amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred taxes assets and liabilities are offset if there is a legally enforceable right to offset current taxes liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that they are no longer probable that the related taxes benefit will be realized.

3.12 Earnings per share:

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the Company’s controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 and IAS 33.

3.13 Resources provided by CDE – Government grants:

Government grants are only recognized when it is reasonably certain that the amounts will be received by the Company. They are recorded in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts and as expense the costs of hydrological risk, involuntary exposure and ESS-Energy System Service charges.

The subsidies received through funds from the CDE (Notes 27 and 28) have the main purpose to  offset discounts granted and expenses already incurred in order to provide immediate financial assistance to the distribution companies, in accordance with IAS 20 / CPC 07.

3.14 Sector financial asset and liability:

According to the tariff-pricing mechanism applicable to the distribution companies, the energy tariffs should be set at a price level (price-cap) that ensures  the economic and financial equilibrium of the concession. Therefore, the concessionaires are authorized to charge  from their consumers (after review and ratification by ANEEL) for: (i) The annual tariff increase; and (ii) every four or five years, according to each concession contract, the periodic review for purposes of reconciliation of part of Parcel B (controllable costs) and adjustment of Parcel A (non-controllable costs).

The distributors' revenue is mainly comprised of the sale of electric energy and for the delivery (transmission) of the electric energy via the distribution infrastructure (network). The distribution concessionaires' revenue is affected by the volume of energy delivered and the tariff. The electric energy tariff is comprised of two parcels which reflect a breakdown of the revenue:

•       Parcel A (non-controllable costs): this parcel should be neutral in relation to the entity's performance, i.e., the costs incurred by the distributors, classifiable as Parcel A is fully passed through the consumer or borne by the Granting Authority ; and

•       Parcel B (controllable costs) – comprised of capital expenditure on investments in infrastructure, operational costs and maintenance and remuneration to the providers of capital. It is this parcel that effectively affects the entity's performance, since it has no guarantee of tariff neutrality and thus involves an intrinsic business risk.

This tariff-pricing mechanism can cause temporal differences arising from the difference between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the budgeted costs included in the tariff are lower than those effectively incurred, or an obligation to pay if the budgeted costs are higher than those effectively incurred.

On November 25, 2014, ANEEL approved an amendment to the distribution companies´ concession contracts, to  include a specific clause that assures the compensation  for outstanding balances (assets or liabilities) of any insufficient collection or reimbursement through the tariffs resulting from termination of the concession or from, for any reason will be indemnity.

On December 10, 2014, our eight distribution subsidiaries signed the amendments to the concession contracts. The amendments include a specific clause that assures the indemnification for outstanding balances (assets or liabilities) of any insufficient collection or reimbursement through the tariff resulting from termination of the concession, for any reason ("Sector financial asset and liability"). These contractual amendments assure from their signing date, the unconditional right (and impose the obligation) to receive (or deliver) cash or another financial instrument. This event (signing the contractual amendments) therefore eliminates any uncertainty  to the realization of the asset and obligation of the liability. Accordingly, the Company and its distribution subsidiaries starts to recognize the components of Parcel A and other financial components, such as financial assets and liabilities with, against the item sector financial assets within and o

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

operating revenue, in the Net Operating Revenue . After the initial recognition, the assets and liabilities balances are monetarily restated based on the variation in the SELIC or IPCA rates, based on to their respective underlying.

In accordance with CPC 23 / IAS 8, this was prospectively recorded from December 2014

3.15 Business combination

Business combinations are accounted for by applying the acquisition method. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the fair values of the assets transferred by the acquirer, the liabilities incurred at the acquisition date to the former owner of the acquiree and the equity interests issued by the acquirer in exchange for control of the acquiree. Costs related to the acquisition are generally recognized in profit or loss, when incurred.

The non-controlling interests are initially be measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The measurement method is chosen on a transaction-by-transaction basis.

The excess of the consideration transferred over the fair value of the identifiable assets (including the intangible asset of operation of the concession) and net liabilities assumed at the acquisition date are recognized as goodwill. In the event that the fair value of the identifiable assets (including the intangible asset of operation of the concession) net liabilities assumed exceeds the consideration transferred, a bargain purchase is identified and the gain is recognized in the statement of income at the acquisition date.

3.16 New standards and interpretations adopted:

A number of IASB and CPC standards were issued or revised in 2014 and are mandatory for accounting periods beginning on or after January 1, 2014

a)     Amendments to IAS 32 / CPC 39 - Offsetting of financial assets and liabilities

The amendments to IAS 32/CPC 39 clarify questions related to the requirements for offsetting of financial assets and liabilities and address inconsistencies in the previous standard for application of the offsetting criteria. The amendments clarify the meaning of "currently has a legal right to set-off" and "simultaneous realization and settlement".

The Company first applied these amendments, retrospectively, in the current financial year.  However, as the Company and its subsidiaries have no financial assets and liabilities that qualify for offsetting, application of the amendments had no significant impact on the disclosures or amounts recognized in the financial statements.

b)    Amendments to IFRS 10 / CPC 36 (R3), IFRS 12 / CPC 45 and IAS 27 / CPC 35 (R2) - Investment entities

The amendments to IFRS 10/CPC 36 (R3) define an investment entity and require an entity that reports and falls into this category to not consolidate its subsidiaries, but to measure them at fair value through profit or loss. To be classified as an investment entity, an entity shall: (i) obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services; (ii)  commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

Changes were consequently made to IFRS 12/CPC 45 and IAS 27/CPC 35 (R2) to introduce new disclosure requirements for investment entities.

As the Company is not an investment entity (applying the criteria defined by IFRS 10/CPC 36 (R3)), application of the amendments had no significant impact on the disclosures or amounts recognized in the financial statements).

c)     IFRIC 21 / ICPC 19- Levies

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Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

IFRIC 21 / ICPC 19 address accounting for liabilities for levies if the liability is within the scope of IAS 37. It also addresses accounting for a levy liability for which the amount and term are known.

The Company first applied these amendments, retrospectively, in the current financial year.  However, application of the amendments had no significant impact on the disclosures or the amounts recognized in the financial statements.

d)    Amendments to IAS 36 / CPC 01 (R1) - Recoverable amount disclosures for non-financial assets

The amendments to IAS 36/CPC 01 (R1) address the disclosure of information about the recoverable amount of assets if based on fair value less costs of decommissioning. These amendments exclude the requirements for disclosure of the recoverable amount of a cash generating unit to which an intangible asset with an indefinite useful life has been allocated if there has been no reduction in the recoverable amount or reversal of a reduction in the recoverable amount.

Additional disclosures were also introduced for when the  recoverable amount of an asset is measured at fair value less disposal costs, including fair value hierarchy and appreciation assumptions used.

The application of the amendments had no significant impact on the disclosures or the amounts recognized in the financial statements of the Company once the recoverable amount of the assets are based on their values in use.

e)     Amendments to IAS 39/CPC 38 – Novation of derivatives and continuation of hedge accounting

The amendments to IAS 39/CPC 38 (i) provide relief from the  requirement to discontinue hedge accounting when a hedging instrument is novated and (ii) clarify that any change in the fair value of the derivative hedge instrument that occurs after the novation shall be included in the assessment and measurement of the effectiveness of the hedge.

The Company does not apply hedge accounting in its transactions and these amendments therefore had no impact on the disclosures or the amounts recognized in the financial statements.

f)      Amendments to the IFRS - annual improvements to IFRS 2010-2012 cycle (applicable from July 1, 2014)

The following Improvements were established in these amendments:

f.1) Amendments to IFRS 2/CPC 10 (R1): (i) amend the definitions of "vesting condition" and "market condition"; and (ii) add a "performance condition" and a "service condition",  both of which were previously incorporated within the definition of a vesting condition. These apply for share-based payment transactions from July 1, 2014;

f.2) Amendments to IFRS 3/CPC 15 (R1): clarify that contingent considerations classified as assets or liabilities should be remeasured to fair value at each reporting date, irrespective of whether they are a financial instrument or a non-financial asset or liability. Changes in fair value that are not measurement adjustments for the period should be recognized in profit or loss for the year. These apply for business combinations from July 1, 2014;

f.3) Amendments to IFRS 8/CPC 22: require the disclosure of judgments made by management in aggregation of operating segments, including a description of the segments that have been aggregated and the indicators considered in determining that the aggregated operating segments share"similar economic characteristics". The amendments also clarify that a reconciliation of the total of reportable segments assets to the Company’s assets is only required if a measure of segment assets is regularly used by the decision makers.

f.4) Amendments to the basis for conclusions of IFRS 13/CPC 46: the amendments clarify that short-term receivables and payables with no stated interest rate can still be measured at the invoice amount without discounting, where the effect of discounting is immaterial.  As there is no initial effective date for these amendments, they are taken to be effective immediately;

f.5) Amendments to IAS 16/CPC 27 and IAS 38/CPC 04 (R1): these amendments eliminate inconsistencies in accounting for accumulated depreciation and amortization on revaluation of intangible assets and/or items of property, plant and equipment.  They clarify that the gross carrying amount is adjusted in a manner consistent with revaluation of the asset and that the accumulated depreciation or amortization is the difference between the gross value of the asset and its value after accumulated impairment losses.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

f.6) Changes to IAS 24/CPC 5 (R1): these clarify that a management entity providing key management personnel services to the reporting entity is a related party of the reporting entity. Consequently, the Company has to disclose the amounts incurred, paid or payable to the group entity for the service, as transactions with related parties, set against the provision of services of key management personnel. However, it is not necessary to disclose the components of the consideration paid.

The application of the amendments had no significant impact on the disclosures or the amounts recognized in the financial statements of the Company.

g)    Amendments to the IFRS - annual improvements to IFRS 2011-2013 cycle (applicable from July 1, 2014)

The following Improvements were established in these amendments:

g.1) Amendments to IFRS 3/CPC 15 (R1): these amendments clarify that  IFRS 3/CPC 15 (R1) do not apply to all types of joint arrangement in the financial statements of the joint arrangement itself;

g.2) Amendments to IFRS 13/CPC 46; these amendments clarify that the scope of the exclusions for measurement of the fair value of financial assets and liabilities with offsetting positions includes all contracts that fall within the scope of or are recorded in accordance with IAS 39 or IFRS 9, even if the contracts do not meet the definition of financial assets or financial liabilities included in IAS 32;

g.3) Amendments to IAS 40/CPC 28. These clarify that IAS 40/CPC 28 and IFRS 3/CPC 15 (R1) are not mutually exclusive and application of both standards may be required. Consequently, a company acquiring investment property has to determine whether it meets the definition of investment property pursuant to IAS 40/CPC 28 and the definition of a business combination in the scope of IFRS 3.

The application of the amendments had no significant impact on the disclosures or the amounts recognized in the financial statements of the Company.

3.17 New standards and interpretations not yet adopted:

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2014. Consequently, the Company has not adopted them:

a)   IFRS 9 - Financial instruments

Established new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified in two categories: (i) measured at fair value at initial recognition; and (ii) measured at amortized cost, based on the business model under which they are held and the characteristics of the contractual cash flows.

With regard to financial liabilities, the main alteration in relation to the requirements already set by IAS 39/CPC 38 requires any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not in profit or loss, unless such recognition results in incompatibility in profit or loss.

Adoption is scheduled from January 1, 2018, including the changes related to impairment, measurement and classification.

In relation to changes in financial assets, the distribution subsidiaries have relevant assets classified as available-for-sale, in accordance with the current requirements of IAS 39 / CPC 38. These assets represent the right to compensation at the end of the distribution subsidiaries' concession terms. These instruments are designated as available-for-sale as they are not classified in the other three categories established by IAS 39 / CPC 38 (loans and receivables, fair value through profit or loss and held-to-maturity).

If these instruments were to be classified in accordance with the new concepts of fair value or amortized cost, they would be designated and registered at "fair value through profit or loss". These financial assets correspond to the fair value of compensation at the end of the concession, and therefore fall into this category.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Based on a preliminary evaluation of initial adoption of these changes, the Company estimates that although it holds financial assets classified as available-for-sale, there will be no relevant impacts on its financial statements.

b)   IFRS 14 - Regulatory deferral accounts

IFRS 14 establishes that rate-regulated entities may continue to recognize regulatory deferral accounts only in connection with their first-time adoption of IFRS, allowing first-time adopters to continue to apply their previous GAAP accounting policies in relation to regulatory assets and liabilities.

IFRS 14 is effective for the first annual financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after 1 January 2016.Earlier application is permitted.

As the Company and its subsidiaries are not first-time adopters of IFRS, there will be no impact on their financial statements.

c)   IFRS 15 - Revenue from contracts with customers

IFRS 15 provides a single, straightforward model for accounting for contracts with customers, and when it comes into effect, will substitute the current guide for revenue recognition provided in IAS 18/CPC 30 (R1) – Revenue and IAS 11/CPC 17 (R1) - Construction contracts and related interpretations.

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a five-step model for revenue recognition: (1) Identify the contract with the customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer, and will establish a greater level of detail in the disclosures.

The standard will be applicable for annual reporting periods beginning on or after 1 January 2017, and the Company is assessing the potentials impacts of adoption of this new pronouncement.

d)   Amendments to IFRS 11/CPC 19 (R2) - Accounting for acquisition of an interest in a joint operation

The amendments to IFRS 11/CPC 19 (R2) provide instructions for accounting for an interest in a joint operation that constitute a "business" under the definition established in IFRS 3/CPC 15 (R1) – Business combinations.

The amendments established the relevant principles for accounting for a business combination in respect of testing for impairment of an asset to which the goodwill arising from acquisition of the business combination has been allocated. The same requirements should be applied in setting up a joint arrangement if, and only if, a business that existed previously benefits from the joint arrangement in the case of one of the participating parties. A business combination is also required to disclose the relevant information required by IFRS 3/CPC 15 (R1) and the other business combination standards.

These amendments apply prospectively to annual periods beginning on or after 1 January 2017.  Based on a preliminary evaluation of initial adoption of these amendments, the Company estimates that there will be no relevant impacts on its financial statements.

e)   Amendments to IAS 16/CPC 27 and IAS 38/CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization

The amendments to IAS 16/CPC 27 prohibit the use of the revenue based depreciation method.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The amendments to IAS 38/CPC 04 (R1) introduced the premise that revenue is an inappropriate basis for amortizing an intangible asset, except when: (i) the intangible asset is expressed as a measure of revenue; or (ii) when it can be demonstrated that revenue and the economic benefits of the intangible asset are highly correlated.

These amendments apply prospectively to annual periods beginning on or after 1 January 2016. The Company currently amortizes the intangible asset of concession based on the projected income curve of the concessionaires over the remaining term of the concession. These projections are reviewed annually. The balances of the subsidiary CPFL Renováveis are amortized over the remaining term of the exploration rights, by the straight-line method.

Considering these amendments, this method no longer will be permitted, and the Company will amortize some of its intangible assets prospectively and from 2016 using the straight-line method over the remaining term of the concessions. The preliminary and initial estimate of the impact is R$ 91,255 lower amortization between 2016 and 2021, generating higher net income, estimated at R$ 85,415. This effect will be offset against higher amortization between 2022 and 2036.

f)      Amendment to IAS 19/CPC 33 (R1) - Defined Benefit Plans: Employee Contributions

These amendments apply to employees or third-party contributions to the defined benefit plans. The objective of the amendments is to simplify accounting for contributions that do not relate to the years of service of the employee, e.g. employee contributions that are calculated in accordance with a fixed percentage of the salary.

The amendments are effective for annual periods from July 1, 2014. Based on a preliminary analysis, the Company does not anticipate relevant impacts on its financial statements.

(4)     DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available,  from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 35), and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the Grantor (“ANEEL”). This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The Law nº 12,783 on January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, compensation will be based at least on valuation of the assets using the new replacement value model, as under Law 12,783/13.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the Grantor and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)     CASH AND CASH EQUIVALENT

	Parent company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Bank balances	628	936	177,872	132,130
Short-term financial investments	799,147	989,737	4,179,583	4,074,292
Overnight investment (a)	-	-	84,512	46,809
Bank deposit certificates (b)	-	-	557,018	377,556
Repurchase agreements with debentures (b)	-	-	15,985	8,970
Investment funds (c)	799,147	989,737	3,522,069	3,640,957
Total	799,775	990,672	4,357,455	4,206,422

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)     Amounts invested in Exclusive Funds, with daily liquidity and interest equivalent, on average, to 101% of the Interbank Deposit Certificate - CDI, in investments subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(6)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2014 and 2013:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	December 31, 2014	December 31, 2013
Current
Consumer classes
Residential	196,656	234,465	38,197	469,318	500,623
Industrial	85,161	51,311	34,600	171,072	179,953
Commercial	90,574	46,308	11,238	148,120	173,828
Rural	27,882	7,300	1,136	36,319	35,023
Public administration	38,606	8,052	418	47,076	33,906
Public lighting	31,633	5,541	7,976	45,151	38,134
Public utilities	43,547	5,100	131	48,777	41,182
Billed	514,060	358,077	93,696	965,833	1,002,649
Unbilled	705,318	-	-	705,318	627,852
Financing of consumers' debts	73,217	10,272	20,023	103,512	128,782
Free energy	388	-	-	388	4,161
CCEE transactions	227,986	-	-	227,986	21,313
Concessionaires and licensees	334,403	-	-	334,403	324,535
Other	18,271	-	-	18,272	24,254
Total	1,873,643	368,349	113,718	2,355,712	2,133,546
Allowance for doubtful accounts				(104,588)	(125,758)
Total				2,251,124	2,007,789

Non current
Financing of consumers' debts	96,547	-	-	96,547	120,042
Free energy	4,139	-	-	4,139	-
CCEE transactions	41,301	-	-	41,301	41,301
Total	141,988	-	-	141,988	161,343
Allowance for doubtful accounts				(18,583)	(7,489)
Total				123,405	153,854

Financing of consumers' debts - Refers to the negotiation of overdue receivables from consumers, principally public utilities. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' Managements for unsecured amounts.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the short-term market. The noncurrent amount receivable mainly comprises: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no valuation allowance was recorded for these transactions.

Concessionaires and licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 12)	Total
At December 31, 2012	(128,478)	(22,000)	(150,479)
Allowance for doubtful accounts	(111,768)	3,999	(107,769)
Recovery of revenue	35,016	2,429	37,445
Write-off of accounts receivable and provisioned	71,984	2,421	74,405
At December 31, 2013	(133,247)	(13,152)	(146,400)
Allowance for doubtful accounts	(129,482)	(3,444)	(132,925)
Recovery of revenue	49,363	(136)	49,227
Write-off of accounts receivable and provisioned	90,196	1,446	91,642
At December 31, 2014	(123,171)	(15,285)	(138,457)

Current	(104,588)	(13,304)	(117,892)
Noncurrent	(18,583)	(1,981)	(20,564)

(7)     RECOVERABLE TAXES

	Parent company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Current
Prepayments of social contribution - CSLL	-	393	21,951	3,054
Prepayments of income tax - IRPJ	-	1,301	32,030	5,767
IRRF on interest on equity	20,594	14,091	21,044	14,537
Income tax and social contribution to be offset	870	807	51,236	14,731
Withholding tax - IRRF	21,530	13,218	88,249	106,627
ICMS to be offset	-	-	66,641	77,559
Social Integration Program - PIS	1,072	-	7,527	6,783
Contribution for Social Security financing- COFINS	5,005	42	38,098	30,123
National Social Security Institute - INSS	-	1	1,846	2,279
Other	-	20	1,015	972
Total	49,071	29,874	329,638	262,433

Noncurrent
Social contribution to be offset - CSLL	-	-	46,555	42,848
Income tax to be offset - IRPJ	-	-	8,352	11,851
ICMS to be offset	-	-	79,223	99,777
Social Integration Program - PIS	-	-	1,576	3,073
Contribution for Social Security financing- COFINS	-	-	7,305	14,116
Other	-	-	1,372	1,698
Total	-	-	144,383	173,362

Withholding tax - IRRF - The balance at December 31, 2014 relates mainly to the IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, the balance refers primarily to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the normal course of permission by the Federal tax authority in order to systematically offset the credit.

ICMS (VAT) to be offset – In noncurrent, the balance mainly refers to the credit recorded on acquisition of assets that result in the recognition of intangible assets and financial assets.

PIS and COFINS – In noncurrent, the balance refers basically to credits recognized by the indirect subsidiary CPFL Renováveis in relation to the acquisition of equipment, which will be realized by depreciation of the equipment.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(8)     SECTOR FINANCIAL ASSET AND LIABILITY

See below a breakdown of the amounts of the Sector financial asset and liability (assets and/or liabilities):

Consolidated
December 31, 2014
Parcel "A"
CVA (*)
CCC (**)	58
CDE	53,198
Eletric energy cost	1,248,165
EER (Energy reserve charge)	(18,922)
ESS	(603,321)
Proinfa	9,249
Basic network charges	154,593
Passthrough from Itaipu	(309,727)
Transmission from Itaipu	4,076
Neutrality of the sector charges	(12,338)
Overcontracting	597,422
Other financial components	(211,735)

910,720

Current asset	610,931
Noncurrent asset	321,788
Current liability	(21,998)
910,720

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Fuel consumption account

As the sector  assets and liabilities were recognized in December 2014, no financial income or expense was appropriated for the year ended December 31, 2014.

a)    CVA:

Refers to the variations of the Parcel A account, in accordance with Note 3.14. The amounts recorded are monetarily adjusted by SELIC rate and are compensated in the subsequent     adjustments.

b)    Overcontracting:

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed through the tariffs, up to 5% of the energy load requirement. These amounts are monetary adjusted by IPC-A (surpluses) and by SELIC (shortfalls) rates and are compensated in the subsequent tariff adjustments.

c)    Tariff review / provisional procedure:

These are financial components granted to compensate any re-calculations of tariff processes by ANEEL so as to neutralize the effects on consumers.

d)    Other financial components

Mainly refers to (i) exposure to price differences between sub-markets imposed on the distribution agents who entered into Agreements for commercialization of electric energy in the regulated environment - CCEAR and (ii) financial guarantees related to offsetting the cost of the prior raising of guarantees required from the distributors in order to conduct commercial transactions between sector agents.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(9)     DEFERRED TAXES

9.1  Breakdown of tax credits and debits:

	Parent company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Social contribution credit/(debit)
Tax losses carryforwards	41,133	41,245	47,564	47,660
Tax benefit of merged goodwill	-	-	107,359	121,820
Deductible temporary differences	348	511	(290,367)	(185,861)
Subtotal	41,481	41,756	(135,444)	(16,381)

Income tax credit / (debit)
Tax losses carryforwards	108,182	123,429	126,085	141,113
Tax benefit of merged goodwill	-	-	367,944	416,418
Deductible temporary differences	966	612	(807,934)	(519,615)
Subtotal	109,148	124,042	(313,906)	37,917

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	2,348	30,025

Total	150,628	165,798	(447,002)	51,560

Total tax credit	150,628	165,798	938,496	1,168,706
Total tax debit	-	-	(1,385,498)	(1,117,146)

9.2  Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method. The benefit is realized proportionally to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concessions, as shown in note 15.

	Consolidated
	December 31, 2014		December 31, 2013
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	61,819	171,719	68,938	191,495
CPFL Piratininga	14,691	50,417	16,148	55,414
RGE	28,496	117,683	31,342	129,436
CPFL Santa Cruz	869	2,733	1,757	5,525
CPFL Leste Paulista	387	1,184	939	2,863
CPFL Sul Paulista	603	1,892	1,386	4,332
CPFL Jaguari	312	962	824	2,516
CPFL Mococa	182	554	485	1,499
CPFL Geração	-	20,800	-	23,282
CPFL Serviços	-	-	-	57
Total	107,359	367,944	121,820	416,418

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

9.3  Accumulated balances on nondeductible temporary differences:

	Consolidated
	December 31, 2014			December 31, 2013
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Nondeductible temporary differences
Reserve for tax, civil and labor	29,282	81,340	-	29,969	83,241	-
Private pension fund	1,900	5,277	-	2,004	5,566	-
Allowance for doubtful accounts	12,422	34,506	-	13,379	37,163	-
Free energy provision	6,210	17,251	-	5,429	15,081	-
Research and development and energy efficiency programs	11,821	32,836	-	11,471	31,864	-
Reserves related to personnel	3,303	9,176	-	3,522	9,785	-
Depreciation rate difference	7,087	19,685	-	7,212	20,033	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,572)	(4,368)	-	(1,798)	(4,995)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(45,322)	(125,895)	(278)	(36,093)	(100,258)	(22)
Regulatory assets and liabilities	-	-	-	17,067	47,407	18,549
Tariff revision	4,579	12,720	5,186	10,151	28,198	11,497
Actuarial losses (IFRS / CPC)	39,023	108,398	-	33,178	92,464	-
Other adjustments (IFRS / CPC)	8,613	23,788	-	13,758	38,081	-
Accelerated depreciation	(19)	(54)	-	(9)	(26)	-
Other	4,511	11,306	-	7,496	17,324	-
Nondeductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(61,792)	(171,643)	(2,559)	(65,079)	(180,774)	-
Nondeductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	25,725	71,458	-	27,050	75,138	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,477)	(17,992)	-	(6,970)	(19,360)	-
Value added of assets received from the former ERSA	(89,882)	(249,671)	-	(93,120)	(258,667)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(224,871)	(624,642)	-	(155,471)	(431,863)	-
Other temporary differences	(14,907)	(41,410)	-	(9,006)	(25,016)	-
Total	(290,367)	(807,935)	2,348	(185,861)	(519,615)	30,025

9.4  Estimate of recovery:

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, in accordance with the following table:

Expectation of recovery	Parent company	Consolidated
2015	12,197	152,810
2016	21,018	121,938
2017	21,277	95,190
2018	17,297	77,681
2019	16,151	73,978
2020 to 2022	44,687	188,808
2023 to 2025	18,003	126,811
2026 to 2028	-	63,568
2032 to 2034	-	37,714
Total	150,628	938,496

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

9.5  Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2014 and 2013:

	Parent company
	2014		2013
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	959,607	959,607	974,942	974,942
Adjustments to reflect effective rate:
Equity in subsidiaries	(1,011,185)	(1,011,185)	(1,022,779)	(1,022,779)
Amortization of intangible asset acquired	(25,180)	-	(28,037)	-
Interest on shareholders' equity	137,291	137,291	163,170	163,170
Other permanent additions (exclusion), net	13,443	19,415	6,357	7,037
Calculation base	73,977	105,129	93,654	122,370
Statutory rate	9%	25%	9%	25%
Tax credit (debit) result	(6,658)	(26,282)	(8,429)	(30,593)
Tax credit recorded (not recorded), net	11,830	10,680	172	1,326
Total	5,172	(15,602)	(8,257)	(29,267)

Current	(4,558)	(18,708)	(6,138)	(19,772)
Deferred	9,730	3,106	(2,119)	(9,495)

	Consolidated
	2014		2013
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	1,510,304	1,510,304	1,519,200	1,519,200
Adjustments to reflect effective rate:
Equity in subsidiaries	(59,684)	(59,684)	(120,868)	(120,868)
Amortization of intangible asset acquired	93,116	119,477	101,886	131,161
Tax incentives - PIIT(*)	(10,914)	(10,914)	(10,882)	(10,882)
Effect of presumed profit system	17,467	(25,827)	(42,151)	(74,675)
REFIS(**) Law 11919/09 art 4	-	-	(12,739)	(12,739)
Adjustment of excess and surplus revenue of reactive	102,062	102,062	74,318	74,318
Tax incentive - exploitation profit	-	(71,380)	-	(53,200)
Other permanent additions (exclusion), net	56,652	(1,661)	50,489	15,871
Calculation base	1,709,002	1,562,376	1,559,254	1,468,187
Statutory rate	9%	25%	9%	25%
Tax credit/(debit) result	(153,810)	(390,594)	(140,333)	(367,047)
Tax credit (not recorded) recorded, net	(15,179)	(64,278)	(16,422)	(46,361)
Total	(168,989)	(454,871)	(156,756)	(413,408)

Current	(135,421)	(330,600)	(147,107)	(374,874)
Deferred	(33,568)	(124,272)	(9,648)	(38,534)

(*) Technologic innovation program

(**) Tax recovery program

Amortization of intangible asset acquired – Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees. These amounts are classified at the parent company under equity income, in closer conformity with ICPC 09 (R2) (Note 15).

Tax credit (not recorded) / recorded, net - the tax credit recorded corresponds to the amount of the tax credit on the tax loss carry forwards recorded as a result of review of the projections of future profit or loss. The amount of unrecorded credit corresponds to losses generated where there is not currently reasonable certainty that future taxable income will be sufficient to absorb it.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Income tax and social contribution deferred recognized directly in equity (other comprehensive income) for the year 2014 and 2013 were as follows:

	Consolidated
	2014		2013
	Social contribution	Income tax	Social contribution	Income tax
Actuarial loss	247,040	247,040	(431,529)	(431,529)
Statutory rate	9%	25%	9%	25%
Calculated tax	22,234	61,760	(38,838)	(107,882)
Restriction on recording (reversal) of tax credits	(16,590)	(46,081)	46,434	128,980
Recognized taxes in other comprehensive income	5,644	15,679	7,596	21,098

In relation to the provisions introduced by Law 12,973/2014, involving changes in IRPJ, CSLL ,PIS and COFINS, effective from January 1, 2015, the subsidiary CPFL Geração has opted for early adoption. The other CPFL group entities, including CPFL Energia did not opt for early adoption, and for 2014, they continue to be subject to the Temporary Tax Regime - RTT, introduced by Law 11,941/2009

9.6  Unrecognized tax credits:

The parent company has unassessed tax loss and social contribution carryforwards amounting to R$ 106,586 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

Some subsidiaries also have income tax and social contribution credits on tax loss carryforwards that were not recognized as it could not be reliable estimated whether future taxable income will be available against which they can be utilized. In December 31, 2014, the main subsidiaries that have such credits of Income Tax and Social Contribution are CPFL Renováveis (R$ 435,438), Sul Geradora (R$ 72,537) e CPFL Jaguari Geração (R$ 1,774). There is no prescriptive period for use of the tax loss carryforwards.

(10)   LEASES

Lessor activities to provide services and leases equipment relating to power self-produced, until October 31, 2014, were performed by the subsidiary CPFL Serviços, after that by the subsidiary CPFL Eficiência Energética S.A (Note 13) in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence is to lease equipment of own power production in order to attend the customers who require higher consumption of electricity at peak hours (when tariffs are higher). In addition, the company offers maintenance and operation services.

The subsidiary constructs the power generation plant at the customer’s place. Since the equipment is operating, the customer makes monthly fixed payments; the revenue is recognized in the period of the lease contract based on the contract effective interest rate.

These investments are recorded at present value of the minimum lease payments receivable. These payments received are recorded as amortization of the minimum lease payments and the operating revenue is recorded in the profit or loss in accordance with the effective interest rate during the lease term.

The investments produced operating income during 2014 were R$ 10,683 (R$ 14,615 in 2013).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

	Consolidated
	December 31, 2014	December 31, 2013
Gross investment	88,969	93,398
Financial income unrealized	(41,403)	(44,824)
Present value of minimum lease payments receivable	47,566	48,574

Current	12,396	10,757
Noncurrent	35,169	37,817

Gross investment	Within 1 year	1 to 5 years	Over 5 years	Total
	15,866	42,907	30,196	88,969
Present value of minimum lease payments receivable	12,396	24,387	10,782	47,566

At December 31, 2014, there are no (i) unsecured residual amounts that benefit the lessor; (ii) provisions for uncollectible minimum lease payments receivable; or (iii) contingent payments recognized as revenue during the period.

(11)   FINANCIAL ASSET OF CONCESSION LEASES

	Distribuition	Transmission	Consolidated
As of December 31, 2012	2,377,240	-	2,377,240
Current	34,444	-	34,444
Noncurrent	2,342,796	-	2,342,796

Additions	521,168	15,249	536,417
Spin-off generation activity on the distribuition	(12,862)	-	(12,862)
Change in the expectation of cash flow	(66,851)	-	(66,851)
Income from financial asset measured at amortized cost	-	231	231
Receipt	(34,444)	-	(34,444)
Disposal	(12,659)	-	(12,659)

As of December 31, 2013 (noncurrent)	2,771,593	15,480	2,787,073

Additions	435,852	59,576	495,428
Spin-off generation activity on the distribuition	(5,542)	-	(5,542)
Change in the expectation of cash flow	104,642	-	104,642
Income from financial asset measured at amortized cost	-	2,723	2,723
Disposal	(9,708)	-	(9,708)

As of December 31, 2014	3,296,837	77,779	3,374,616
Current	540,094	-	540,094
Noncurrent	2,756,744	77,779	2,834,522

The amount refers to the financial asset corresponding to the right established in the concession contracts of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) by compensation on reversal of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual income ("RAP"). For the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa. The amounts are fully classified in current assets in accordance with the maturity of the concession term (Note 1).

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income and/or expense account in profit or loss for the year, in accordance with the new replacement amount, “VNR” methodology, (financial income of R$ 104,642 in 2014, financial expense of R$ 66,851 in 2013).

For the energy transmitter, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income (“RAP”)to be received during the remaining term of the concession. Financial income of R$ 2,723 in relation to the concession revenue, set against other operating income, since this is a component of the allowed annual income to make the network available to ONS (National System Operator).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

As mentioned in note 13, as a result of the corporate restructuring in June 2013, the generation assets of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, and CPFL Mococa were spun off and transferred to CPFL Centrais Geradoras. The financial concession asset of R$ 12,862 related to the generation assets previously recorded for those subsidiaries was also transferred to the subsidiary CPFL Centrais Geradoras, forming part of the subsidiary's total fixed assets. As a complement to this transaction, the amount of R$ 5,542 was transferred in 2014 in relation to the spin-off of the generation assets. These changes had no effect on the consolidated financial statements.

(12)   OTHER CREDITS

	Consolidated
	Current		Noncurrent
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Advances - Fundação CESP	11,569	9,113	-	-
Advances to suppliers	15,934	17,159	-	-
Pledges, funds and tied deposits	8,007	7,695	290,839	174,538
Orders in progress	262,076	273,496	-	-
Outside services	12,787	6,929	-	-
Advance to energy purchase agreements	515	14,614	32,119	30,981
Collection agreements	73,076	61,771	-	-
Prepaid expenses	43,185	39,207	9,630	1,359
Receivables from resources provided by the energy development account - CDE/CCEE	522,922	170,543	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	10,945	11,097	-	-
Allowance for doubtful accounts (nota 6)	(13,304)	(12,930)	(1,981)	(221)
Other	63,782	74,689	44,270	75,488
Total	1,011,495	673,383	388,828	296,096

Pledges, funds and tied deposits: collateral offered to guarantee CCEE operations and short-term cash investments required by the subsidiaries’ loans contracts.

Orders in progress: encompasses costs and revenue related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs, introduced by resolutions 300/2008 and 316/2008 applied until October 2012 and amended by resolution 504/2012 . On termination of the respective projects, balances are amortized against the respective liability recorded in Other Accounts Payable (note 24).

Advance to energy purchase agreements: refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Collection agreements: refers to (i) agreements between the distributors and municipality and companies for collection  through the electric energy bills and subsequent pass-through  of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; e (ii) receipts by  CPFL Total, to be passed on subsequently to the customers who use the collection services provided by that subsidiary.

Receivables from Resources provided by the Energy Development Account – CDE/CCEE: refer to: (i) low income subsidies totaling R$ 18,549 (R$ 11,808 in December 31, 2013); and (ii) other tariff discounts granted to consumers amounting to R$ 504,373 (R$ 70,254 in December 31, 2013). In December 31, 2013 was also recorded a amounting of R$ 88,481 mainly related to involuntary exposure and CCEAR account - Electric Energy  Sales in the Regulated Environment Agreement.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(13)   INVESTMENTS

	Parent company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Permanent equity interests - equity method
By equity method of the subsidiary	5,420,845	5,430,352	1,085,835	1,018,565
Added value on assets, net	864,098	983,518	12,934	14,116
Goodwill	6,054	6,054	-	-
Total	6,290,998	6,419,924	1,098,769	1,032,681

13.1        Permanent equity interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		December 31, 2014				December 31, 2014	December 31, 2013	2014	2013
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	241,264	8,151,388	241,264	728,213	502,719	728,213	1,186,113	502,719	620,412
CPFL Piratininga	53,081,259	3,046,725	156,610	479,686	187,715	479,686	384,609	187,715	82,985
CPFL Santa Cruz	371,772	405,633	67,580	132,353	49,052	132,353	100,369	49,052	(143)
CPFL Leste Paulista	892,772	160,609	25,392	38,066	7,173	38,066	60,578	7,173	6,826
CPFL Sul Paulista	454,958	171,218	22,751	44,375	11,351	44,375	51,432	11,351	6,743
CPFL Jaguari	209,294	147,823	17,292	25,627	2,027	25,627	23,261	2,027	(6,631)
CPFL Mococa	117,199	110,319	14,002	26,260	10,248	26,260	34,145	10,248	15,482
RGE	807,169	3,714,531	934,472	1,300,685	177,672	1,300,685	1,254,557	177,672	126,851
CPFL Geração	205,487,717	5,861,890	1,039,619	2,035,286	16,499	2,035,286	2,116,833	16,499	239,561
CPFL Jaguari Geração (*)	40,108	38,740	40,108	34,685	(4,657)	34,685	48,356	(4,657)	8,962
CPFL Brasil	2,999	587,924	2,999	65,508	136,876	65,508	35,246	136,876	36,426
CPFL Planalto (*)	630	1,726	630	1,633	2,238	1,633	(115)	2,238	(702)
CPFL Serviços	1,528,988	116,148	21,096	23,013	5,719	23,013	77,078	5,719	7,445
CPFL Atende (*)	13,991	22,742	13,991	17,496	6,849	17,496	13,746	6,849	624
Nect (*)	2,059	21,316	2,059	9,458	10,812	9,458	5,999	10,812	5,796
CPFL Total (*)	19,005	51,291	19,005	24,417	10,327	24,417	20,893	10,327	3,226
CPFL Jaguariuna (*)	189,660	2,694	2,966	2,553	1	2,553	2,512	1	325
CPFL Telecom	9,377	117,603	9,377	(293)	(8,339)	(293)	(1,311)	(8,339)	(1,313)
CPFL Centrais Geradoras (*)	20,430	25,451	20,430	22,439	4,720	22,439	16,041	4,720	1,065
CPFL ESCO (a)	48,164	415,900	408,164	409,385	1,602	409,385	10	1,602	-
Subtotal - By shareholders' equity of the subsidiary						5,420,845	5,430,352	1,130,604	1,153,940
Amortization of added value on assets						-	-	(119,419)	(131,161)
Total						5,420,845	5,430,352	1,011,185	1,022,779
(*) numebr of quotas
(a) Until October 27, 2014 denominated CPFL Participações

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 119,419 (R$131,161 in 2013) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in conformity with ICPC 09 (R2).

The changes in investments in subsidiaries, in the parent company, in the years of 2014 and 2013 are shown below:

Investment	Investment as of December 31, 2013	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Movement of capital in subsidiaries without a change in control	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Investment as of December 31, 2014
CPFL Paulista	1,186,113	-	502,719	(188,402)	-	(772,217)	-	728,213
CPFL Piratininga	384,609	50,000	187,715	(22,353)	-	(120,285)	-	479,686
CPFL Santa Cruz	100,369	-	49,052	-	-	(17,068)	-	132,353
CPFL Leste Paulista	60,578	-	7,173	-	-	(28,695)	(989)	38,066
CPFL Sul Paulista	51,432	-	11,351	-	-	(16,973)	(1,435)	44,375
CPFL Jaguari	23,261	-	2,027	-	-	1,251	(912)	25,627
CPFL Mococa	34,145	-	10,248	-	-	(16,014)	(2,119)	26,260
RGE	1,254,557	-	177,672	(15,118)	-	(116,426)	-	1,300,685
CPFL Geração	2,116,833	-	16,499	155	180,452	(278,653)	-	2,035,286
CPFL Jaguari Geração	48,356	-	(4,657)	-	-	(9,014)	-	34,685
CPFL Brasil	35,246	-	136,876	-	-	(106,614)	-	65,508
CPFL Planalto	(115)	-	2,238	-	-	(490)	-	1,633
CPFL Serviços	77,078	-	5,719	-	-	(11,631)	(48,154)	23,013
CPFL Atende	13,746	-	6,849	-	-	(3,098)	-	17,496
Nect	5,999	-	10,812	-	-	(7,353)	-	9,458
CPFL Total	20,893	-	10,327	-	-	(6,803)	-	24,417
CPFL Jaguariuna	2,512	40	1	-	-	-	-	2,553
CPFL Telecom	(1,311)	9,357	(8,339)	-	-	-	-	(293)
CPFL Centrais Geradoras	16,041	-	4,720	-	-	(3,776)	5,454	22,439
CPFL ESCO (a)	10	360,000	1,602	-	-	(380)	48,154	409,385
	5,430,352	419,397	1,130,604	(225,720)	180,452	(1,514,240)	-	5,420,845
(a) Until October 27, 2014 denominated CPFL Participações

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Investment	Investment as of December 31, 2012	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Changes in Shareholders’ Equity	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Other	Investment as of December 31, 2013
CPFL Paulista	418,421	-	620,412	308,784	-	(161,504)	-	-	1,186,113
CPFL Piratininga	215,944	-	82,985	122,403	-	(36,722)	-	-	384,609
CPFL Santa Cruz	107,664	-	(143)	-	-	(7,156)	-	4	100,369
CPFL Leste Paulista	67,149	-	6,826	-	-	(11,522)	(1,971)	96	60,578
CPFL Sul Paulista	68,867	-	6,743	-	-	(17,264)	(7,090)	176	51,432
CPFL Jaguari	43,952	-	(6,631)	-	-	(12,145)	(1,920)	4	23,261
CPFL Mococa	38,345	-	15,482	-	-	(17,242)	(2,443)	3	34,145
RGE	1,289,756	-	126,851	23,010	-	(185,060)	-	-	1,254,557
CPFL Geração	2,534,388	-	239,561	6,029	59,308	(532,152)	(190,300)	-	2,116,833
CPFL Jaguari Geração	48,102	-	8,962	-	-	(8,709)	-	-	48,356
CPFL Brasil	(81,923)	-	36,426	-	-	(109,557)	190,300	-	35,246
CPFL Planalto	587	-	(702)	-	-	-	-	-	(115)
CPFL Serviços	73,056	-	7,445	-	-	(3,422)	-	-	77,078
CPFL Atende	15,187	-	624	-	-	(2,066)	-	-	13,746
Nect	4,646	-	5,796	-	-	(4,443)	-	-	5,999
CPFL Total	21,555	-	3,226	-	-	(3,888)	-	-	20,893
CPFL Jaguariuna	2,187	-	325	-	-	-	-	-	2,512
CPFL Telecom	2	-	(1,313)	-	-	-	-	-	(1,311)
CPFL Centrais Geradoras	-	1,553	1,065	-	-	-	13,424	-	16,041
CPFL Participações	-	10	-	-	-	-	-	-	10
	4,867,886	1,563	1,153,940	460,226	59,308	(1,112,851)	-	283	5,430,352

In the financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

Investment in joint ventures	December 31, 2014	December 31, 2013	2014	2013
	Shareholders equity interest		Equity in subsidiaries

Baesa	163,662	153,175	10,583	4,618
Enercan	415,952	391,728	49,040	67,640
Chapecoense	399,979	390,822	21,285	60,809
EPASA	106,243	82,839	(20,041)	(10,961)
Added value on assets, net	12,934	14,116	(1,182)	(1,238)
	1,098,769	1,032,681	59,684	120,868

13.2        Added value and goodwill:

Net adjustment to fair value (added value), upon business combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 15).

13.3        Dividends and Interest on shareholders’ equity receivable:

On 31 December 2014 and 2013, the Company has the following amounts receivable from subsidiaries below, relating to dividends and interest on shareholders’ equity

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
CPFL Paulista	755,625	389,872	10,570	34,879	766,195	424,752
CPFL Piratininga	-	117,816	-	11,267	-	129,083
CPFL Santa Cruz	14,000	19,764	-	3,916	14,000	23,681
CPFL Leste Paulista	-	10,323	-	940	-	11,263
CPFL Sul Paulista	-	21,095	-	2,165	-	23,260
CPFL Jaguari	-	11,422	-	723	-	12,145
CPFL Mococa	-	15,919	-	1,166	-	17,085
RGE	82,117	-	50,077	25,039	132,194	25,039
CPFL Jaguari Geração	4,039	4,709	-	-	4,039	4,709
CPFL Planalto	-	5,101	-	-	-	5,101
CPFL Serviços	17,182	9,080	4,583	1,601	21,765	10,681
CPFL Atende	-	1,389	-	624	-	2,013
Nect	3,793	7,696	-	-	3,793	7,696
CPFL Total	-	792	-	404	-	1,196
CPFL ESCO (a)	380	-	-	-	380	-
	877,136	614,978	65,231	82,725	942,367	697,702
(a) Until October 27, 2014 denominated CPFL Participações

After decisions by the Annual and Extraordinary General Meeting (AGMs/EGMs) of its subsidiaries, in the first half-year the Company recognized R$ 886,149 as dividends and interest on shareholders’ equity receivable for 2014. The subsidiaries also declared interim dividends of R$ 607,118, in relation to the first half-year of 2014. After approval by the Board of Directors in August 2014, these amounts were recognized as receivables. In December 31, 2014, the Company recorded a receivable of R$ 380 as minimum mandatory dividend of the subsidiary CPFL ESCO.

Of the amounts recorded as receivables, R$ 1,248,982 was paid to the Company by the subsidiaries.

In December 31, 2014 the balance of dividends and interest on shareholders’ equity receivable is R$ 54,483 (R$ 55,265 in December 31, 2013) refers to the joint ventures and associates (Note 3).

13.4        Corporate restructuring 2013 and 2014 - CPFL Centrais Geradoras, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa:

On July 31, 2013, to comply the Decree 7,805/12 and Law 12,783/13 in relation to deverticalization of generation operation contained in distributors companies, the Company put into effect the corporate restructuring which resulted in the spin-off of the generation assets of the distributors CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, which were transferred to CPFL Centrais Geradoras and the Company holds 100% of the capital of the direct subsidiary CPFL Centrais Geradoras.

The net equity of the distribution subsidiaries spun-off, as of July 31, 2013, was R$13,424.

In 204, complementing this operation, an additional amount of R$ 5,828 was spun-off in relation to generation assets and registered in the property, plant and equipment of the subsidiary CPFL Centrais Geradoras (Note 14), set against the outflow of the financial asset of concession of R$ 5,542 (Note 11) and the intangible asset of R$ 286 (note 15) of the distribution subsidiaries.

This restructuration between the subsidiaries had no impact on Parent Company or consolidated financial statement.

13.5        Corporate restructuring – CPFL Serviços and CPFL ESCO:

A corporate restructuring took place on October 31, 2014 as a result of spin-off of the assets of CPFL Serviços, related to the provision of rental, maintenance and operating services for the diesel oil energy generation plants, signed with free consumers, denominated "auto-production". These assets were spun off from the subsidiary CPFL Serviços to the subsidiary CPFL ESCO.

The net equity of the subsidiary CPFL Serviços spun-off at October 31, 2014 was R$ 48,154, as a result of this transaction.

The restructuring between the subsidiaries had no impact on the Company's individual or consolidated financial statements, since it wasn´t a business combination, as there wasn’t a change in control.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

13.6        IPO of CPFL Renováveis - 2013:

The initial public offer of 28 million common shares, second offer of 43.9 million common shares and complementary offer of 1.2 common shares of the subsidiary CPFL Renováveis, were completed on August, 2013. A total of 73.1 million shares were offered, amounting a total of R$ 914,686. The operation raised a gross amount (i) of R$ 364,687 with the initial and complementary offer; and (ii) R$ 549,999 with the second offer.  Fund-raising costs of R$ 36,187 were incurred in the transaction.

As a result of the transaction, the indirect interest in CPFL Renováveis was reduced from 63% to 58.84% on August 31, 2013, by the subsidiary CPFL Geração, and a positive impact of R$ 59,308 related to the change in the interest was accounted for as an equity transaction in accordance with ICPC 09 (R2) / IFRS10 and recorded directly in the shareholder’s equity, in a capital reserve account.

13.7        Business combinations

13.7.1  Rosa dos Ventos Geração e Comercialização de Energia S.A. – (“RDV”):

On June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada windfarms, with installed capacity of 10.5 MW, and Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of Ceará State. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures unaudited).

On February 28, 2014 was concluded the Rosa dos Ventos acquisition, by the total price of R$103,358, which includes: (i) the amount of R$ 70,269 paid to the seller; and (ii) price adjustment of R$634;and (iii) assumption of Rosa dos Ventos’ net debt of R$32,428.

Additional information about acquisition

a) Considerations

Rosa dos Ventos
February 28, 2014
Consideration transferred:
Transferred cash directly to shareholders	70,296
Price adjustment paid to the sellers accordingly to contractual clause	634
Total consideration	70,930

b) Assets acquired and liabilities recognized on the acquisition date

The total amount of the considerations transferred (paid) was allocated at fair value to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which will be amortized over the remaining period of the authorization tied to operation of the wind farms. The average term for Rosa dos Ventos is estimated at 18 years. Consequently, as the total amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for this transaction.

The allocation of the amount paid is based on economic/financial valuation report. The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recorded deferred income tax and social contribution for the difference between the amount allocated to the assets and liabilities and their corresponding tax bases.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The accounting for the Rosa dos Ventos acquisition was concluded. We show below the assets acquired and the liabilities assumed of Rosa do Ventos at fair value:

Rosa dos
Ventos
February 28, 2014
Current assets
Cash and cash equivalents	2,466
Other current assets	6,231

Noncurrent assets
Fiduciary investments	4,223
Property, plant and equipment	50,102
Intangible	67,741
Deferred taxes	570
Other noncurrent asset	307

Current liabilities	3,797

Noncurrent liabilities
Loans, Financings and Debentures	32,934
Deferred taxes on exploitation rights	23,032
Allowance for demobilization	947
Net assets acquired	70,930
Consideration transferred	70,930

c) Outflow of net cash on acquisition of the subsidiary

Rosa dos Ventos
February 28, 2014
Consideration paid in cash	70,930
Less: Balance of cash and cash equivalent acquired	(2,466)
Acquisition net cash	68,464

d) Financial information on the net operating revenue and net income of the subsidiary acquired included in the 2014 consolidated financial statements:

	Net operating revenue	Net income
	2014	2014
Rosa dos Ventos - from March 1, 2014 to December 31, 2014.	15,166	7,711

The Company's financial statement for 2014 includes 10 (ten) months of operations of the subsidiary Rosa dos Ventos.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

13.7.2  Acquistion of Dobrevê Energia S.A. - (“DESA”):

On February 2014, the subsidiaries CPFL Renováveis and CPFL Geração signed an association agreement, whereby CPFL Renováveis merged WF2 Holding S.A. (“WF2”), wholly owner of the DESA’s shares on the acquisition date. Arrow - Fundo de Investimentos e Participações (“FIP Arrow”) held all shares of WF2. On October 1, 2014, after all the preliminary conditions have been fulfilled, the acquisition was concluded, as follows.

The shareholders of both CPFL Renováveis, and FIP Arrow approved the Protocol and Justification for Merger and the Termination of the Association Agreement in Extraordinary General Meetings which the approvals come into effect on October 1, 2014. Therefore, on October 1, 2014, FIP Arrow contributed in CPFL Renováveis the net assets of WF2 as a capital increase, in turn CPFL Renováveis issued to FIP Arrow 61,752,782 new ordinary shares, whereby FIP Arrow became a shareholder of CPFL Renováveis, with an interest of 12.27%.

After the capital increase, the subsidiary CPFL Renováveis merged with WF2, which is now terminated, and CPFL Renováveis, now holds 100% of WF2's interest in DESA. Consequently, DESA is now controlled by CPFL Renováveis.

The exchange ratio of the shares of 100% of WF2 by 12.27% of CPFL Renováveis (after the new ordinary shares issued) was freely negotiated and agreed by the parties and reflects the best valuation of WF2 and CPFL Renováveis

This association resulted in a business combination in accordance with CPC 15 (R) – Combinação de Negócios and IFRS 3 (R) – Business Combinations, as CPFL Renováveis obtained the control of DESA by issuing new shares.

Due this shares issuance, the Shareholders’ Equity of CPFL Renováveis increased by R$ 833,633, which represents their respective fair value. The fair value of the shared issued was determined based on the income approach.

As a result of this transaction, the Company’s interest in CPFL Renováveis, through CPFL Geração, was diluted from 58.83% to 51.61% and the carrying amount of the controlling and non-controlling interest were adjusted to reflect the change in the relative interest in CPFL Renováveis (R$ 180,297 in its equity interest from non-controlling to controlling shareholders). This was recognized as an equity transaction, in accordance with ICPC 09 (R2) and IFRS 10, i.e. a transaction with the partners as owners, and accounted for directly in Shareholders’ Equity in the capital reserve, as follows:

		Before capital increase			After capital increase
	Shareholders' equity attributable to:	Number of shares	Shareholders' equity percentage (1)	Interest	Number of shares	Shareholders' equity percentage (2)	Interest	Interest increase
	CPFL Energia - controlling shareholder	259,748,799	58.83%	2,037,289	259,748,799	51.61%	2,217,587	180,297
	Non-controlling shareholder	181,781,079	41.17%	1,425,781	243,533,861	48.39%	2,079,146	653,366
		441,529,878	100%	3,463,070	503,282,660	100%	4,296,733	833,663
(1)	Interest on September 30, 2014
(2)	Interest on October 1, 2014

Additional information about the acquisition (WF2 acquisition)

a) Assets acquired and liabilities recognized on the acquisition date

On the acquisition date, the total consideration transferred (fair value of the shares issued by CPFL Renováveis) was allocated to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which will be amortized over the remaining period of the authorization tied to operation of the wind farms and SHPs. The average term is estimated at 25 years. Consequently, as the total consideration transferred was allocated to identified assets and liabilities assumed, no residual amount was allocated to goodwill for this transaction.

The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recorded deferred income tax and social contribution for the difference between the amount allocated to the assets and liabilities and their corresponding tax bases.

The initial accounting for the acquisition of WF2 was provisionally determined at the end of the base period for the consolidated  financial statements, based on Management’s analysis, until the economic-financial valuation is finalized by an independent advisor.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The fair value of the assets and liabilities and allocation of the price paid are shown below.

WF2
consolidated
October 1, 2014
Current asset
Cash and cash equivalents	139,293
Other current assets	32,274

Noncurrent assets
Property, plant and equipment	1,295,476
Intangible	7,937
Intangible - exploitation right	784,459
Other noncurrent assets	98,264

Current liabilities
Loans, financings and debentures	102,996
Other current liabilities	106,097

Noncurrent liabilities
Loans, financings and debentures	871,987
Deferred taxes	280,234
Other noncurrent liabilities	56,406
Net assets acquired	939,983

Goodwill on acquisition
Consideration transferred:	833,663
(+) Noncontrolling shareholders interest	106,320
(-) Fair value of net assets acquired	939,983
Goodwill	-

The fair values shown above are provisional and confirmation of the amounts is pending on receipt of the economic-financial assessment report, currently being prepared by an independent assessor:

R$
Property, plant and equipment	1,295,476
Intangible	7,937
Intangible - exploitation right	784,459
Deferred taxes	280,234
Other noncurrent liabilities	56,406
(+) Noncontrolling shareholders interest	106,320

The Management expected the economic/financial assessment report abovementioned will be ended by April, 2015.

Also, no adjustments of the fair values of assets and liabilities were recognized between the acquisition date and the base date for the consolidated financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

b) Income of net cash on the association

 No cash payment was made, considering that the acquisition happened by the share exchange, only the cash of WF2 (R$139,293) was incorporated.

c) Financial information on the net operating revenue and net income of the subsidiary acquired included in the consolidated financial statements in 2014

	Net operating revenue	Net income
	2014	2014
Consolidated DESA - from October 1, 2014 to December 31, 2014.	48,036	1,880

The Company's consolidated information for 2014 includes 3 (three) months of operations of DESA.

d) Non-controlling interests

Non-controlling interests, consisting of 40% of the participation of third parties in Ludesa Energética S.A., WF2's subsidiary, and totaling R$ 106,320, was recognized in the consolidated financial statements on the acquisition date, based on its fair value. This participation was assessed at fair value using the income approach method.

13.7.3            Combined financial information on the net operating income and profit (loss) for the 2014 if the acquisitions had occurred on January 1, 2014.

	Net operating revenue	Net income (loss)
	2014	2014
Consolidated CPFL Energia - historical	17,305,942	886,443
Consolidated pro forma adjustment (i)	104,038	(46,106)
Total	17,409,980	840,337

 (i) The pro forma adjustments to the net operating income took into account the addition of the net operating income of the subsidiaries Rosa dos Ventos and WF2 for the period in which they were not controlled and consequently not consolidated by the Company.

The pro forma adjustments of the net profit (loss) take into account: (i) addition of the profit or loss of the subsidiaries Rosa dos Ventos and WF2 for the period in which they were not controlled by the Company; (ii) inclusion of amortization of the exploration right, net of tax effects, if the acquisition had occurred on January 1, 2014; (iii) exclusion of the effects of non-recurring consultancy expenses in relation to the association with WF2; and (iv) inclusion of the financial effects of the debentures issued by WF2 to acquire DESA’ noncontrolling shareholders.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

13.8        Non-controlling shareholders and joint ventures:

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

13.8.1  Changes in the interest of non-controlling shareholders:

	CERAN	CPFL Renováveis		Paulista Lajeado	Total
At December 31, 2012	205,091	1,227,955		77,355	1,510,401
Equity interests and voting capital	35.00%	37.00%		40.07%

Net equity attributable to noncontrolling shareholders	24,380	(19,851)		7,088	11,617
Initial public offering - IPO	-	269,192		-	269,192
Dividends	(13,140)	-		(6,750)	(19,890)
Other movements	-	3,566		(69)	3,497
At December 31, 2013	216,331	1,480,864		77,624	1,774,819
Equity interests and voting capital	35.00%	41.16%		40.07%

Net equity attributable to noncontrolling shareholders	13,145	(72,782)		(3,097)	(62,733)
Business combination	-	759,686		-	759,686
Dividends	(15,022)	(7,417)		(7,099)	(29,538)
Other movements	-	(1,254)		(1)	(1,255)
At December 31, 2014	214,454	2,159,096		67,427	2,440,978
Equity interests and voting capital	35.00%	48.39%	(*)	40.07%

* Noncontrolling shareholders interests were 41.16% to February 28, 2014, 41.17% from March to September 2014 and 48.39% from October 1, 2014.

On October 1, 2014, the indirect subsidiary CPFL Renováveis acquired control of WF2 (holder of all the shares issued by DESA), with a total effect of R$ 759,686 on the participation of minority interests. The effect is due to the increased participation of minority interests due to acquisition of the control of WF2 (R$ 653,366) and registration at fair value of the participation of minority interests in Ludesa Energética S.A., indirect subsidiary of WF2 (R$ 106,320). For further information, see Note 13.7.2.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

13.8.2  Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders:

The summarized financial information at December 31, 2014 and 2013 of subsidiaries in which non-controlling interests are as follows:

	December 31, 2014			December 31, 2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	138,684	1,166,223	13,756	110,430	1,040,470	26,529
Cash and cash equivalents	84,201	828,411	328	73,686	731,055	14,657
Noncurrent assets	1,040,545	10,469,653	116,751	1,090,695	8,454,767	116,739

Current liabilities	129,255	1,019,960	35,315	96,831	1,082,806	24,241
Financial liabilities	108,355	786,660	9,388	64,921	986,721	1,577
Noncurrent liabilities	437,249	6,273,418	-	486,207	4,834,189	-
Financial liabilities	437,249	4,972,544	-	486,207	3,842,990	-
Shareholders' equity	612,726	4,342,498	95,192	618,087	3,578,242	119,027
Controlling shareholders´ interest	612,726	4,230,497	95,192	618,087	3,564,362	119,027
Non-controlling shareholders´ interest	-	112,001	-	-	13,880	-

	2014			2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	327,066	1,247,627	42,771	270,511	1,018,612	65,641
Depreciation and amortization	(50,017)	(432,267)	(6)	(47,050)	(348,355)	(6)
Interest income	11,604	87,131	656	5,928	46,793	615
Interest expense	(40,441)	(418,141)	-	(44,957)	(305,051)	-
Social contribution and income tax	(18,880)	(33,645)	(2,691)	(34,884)	(10,607)	(8,044)
Net income (loss)	37,558	(167,362)	(7,728)	69,657	(55,017)	17,693
Net income (loss) attributable to controlling shareholders	37,558	(168,771)	(7,728)	69,657	(54,947)	17,693
Net income (loss) attributable to noncontrolling shareholders	-	1,410	-	-	(70)	-

13.8.3  Joint venture:

Summarized financial information of the joint venture at December 31, 2014 and 2013 are as follows:

	December 31, 2014				December 31, 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	143,213	71,178	252,223	337,891	97,961	58,980	144,018	171,387
Cash and cash equivalents	45,329	19,178	154,554	96,588	21,483	36,010	44,924	19,173
Noncurrent assets	1,238,047	1,210,974	3,090,190	637,190	1,296,035	1,267,818	3,200,402	644,508

Current liabilities	149,088	138,909	374,374	480,948	136,414	131,196	274,679	279,753
Financial liabilities	91,723	130,122	313,222	345,657	88,969	125,372	206,968	158,049
Noncurrent liabilities	378,465	488,751	2,183,767	308,168	453,592	583,045	2,303,424	374,763
Financial liabilities	338,297	479,329	2,183,155	307,622	416,513	573,781	2,295,940	374,696
Shareholders' equity	853,707	654,492	784,272	185,965	803,990	612,557	766,317	161,379

	2014				2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	492,921	395,440	820,500	1,220,511	465,617	277,940	669,126	585,535
Depreciation and amortization	(53,674)	(50,554)	(130,988)	(32,339)	(50,370)	(51,736)	(133,035)	(32,298)
Interest income	14,295	6,345	26,208	2,368	14,480	4,386	12,049	972
Interest expense	(40,572)	(32,933)	(135,463)	(34,983)	(45,363)	(39,658)	(140,427)	(37,609)
Social contribution and income tax	(50,112)	(20,982)	(21,751)	16,862	(69,620)	(9,433)	(60,844)	10,750
Net income (loss)	100,650	42,321	41,735	(34,271)	138,832	18,462	119,233	(20,778)
Equity Interests and voting capital	48.72%	25.01%	51.00%	57,13% (*)	48.72%	25.01%	51.00%	52.75%
*Until February 28, 2014, direct subsidiary CPFL Geração interest was 52.75%

Although CPFL Energia indirectly holds interest of more than 50% in Epasa and Chapecoense, CPFL Energia indirectly jointly controls these investments jointly with other shareholders. Analysis of the classification of the type of investment is based on the Shareholders' Agreement for each venture.

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Foz do Chapecó establish restrictions on payment of dividends to our subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

13.8.4   Joint venture operations:

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas, it´s assured to CPFL Geração 51.54% of the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.4 MW) until 2028 (physical information and energetic capacity measures not reviewed by the independent auditors).

13.9        Capital increase in the joint venture Epasa:

At an Extraordinary General Meeting (EGM) of the joint venture EPASA held on January 31, 2014, it was approved a capital increase of R$ 65,000. An amount of R$ 34,288 was subscribed and paid up by the subsidiary CPFL Geração in proportion to its interest in EPASA's capital.

As per corporate law legislation, the other shareholders have the option to exercise the preference to subscribe shares to be issued within 30 days of signing of the Notice to Shareholders, published on February 1, 2014. At the same EGM, the subsidiary CPFL Geração stated its interest in subscribing the remaining shares, in case the other shareholders do not exercise the right to preference within the stipulated period. After this period, the shareholders Eletricidade do Brasil S.A. and OZ&M Incorporação e Participação Ltda. partially exercised the share subscription rights granted to them, subscribing and paying up the amounts of R$ 14,000 and R$ 1,000, respectively.

In accordance with the Notice to Shareholders, Eletricidade do Brasil S.A. expressed its interest in subscribing the remaining shares, within the period stipulated in the Notice to Shareholders published on March 12, 2014. On March 21, 2014, Eletricidade do Brasil S.A and the subsidiary CPFL Geração, paid up the remaining shares, at R$ 4,556 and R$ 11,157, respectively. Through the subsidiary CPFL Geração, the Company now holds 57.13% of the capital of the joint venture EPASA. The change of R$ 2,002 in corporate interest was registered in the investment and income of the subsidiary CPFL Geração, and consequently, also of the Company.

The other shareholders are assured by the Shareholders Agreement of the right to exercise the option to purchase any remaining shares within 12 months from the date on which the remaining shares are paid up, in order to recompose their diluted interest.

13.10     Advance to future capital increase:

In December 31, 2014 the advance to future capital increase refers to the subsidiaries: (i) CPFL Paulista (R$ 12,493); (ii) CPFL Piratininga (R$ 15,511) (iii) CPFL Jaguariuna (R$ 110) and (iv) CPFL Telecom (R$ 27,043).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(14)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2012	110,609	1,116,551	1,312,422	3,908,751	5,370	15,986	634,372	7,104,060
Cost	117,394	1,459,396	1,677,795	5,044,085	10,772	23,956	634,372	8,967,768
Accumulated depreciation	(6,786)	(342,845)	(365,372)	(1,135,334)	(5,402)	(7,969)	-	(1,863,708)

Additions	-	926	2,551	1,000	373	38	926,029	930,916
Disposals	-	-	-	(1,071)	(847)	(24)	(153)	(2,095)
Provision to environmental costs	-	-	(17,747)	-	-	-	-	(17,747)
Transfers	4,203	13,988	172,530	373,362	19,531	543	(584,156)	-
Transfers to/from other assets - cost	(15)	440	(200)	15,946	17	117	422	16,727
Reclassification of cost	1,286	(104,176)	(119,373)	230,290	3	(343)	(7,687)
Depreciation	(4,089)	(43,995)	(71,159)	(206,087)	(2,379)	(2,961)	-	(330,670)
Disposal of depreciation	-	-	-	103	527	15	-	645
Reclassification and transfers to/from other assets - depreciation	-	(947)	38,524	(35,808)	22	377	-	2,169
Spin-off generation activity on the distribuition - cost (note 13)	3,953	5,420	3,070	7,443	83	(10)	-	19,959
Spin-off generation activity on the distribuition - depreciation (note 13)	-	(1,680)	(2,225)	(2,595)	(38)	(6)	-	(6,544)

As of December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,731	968,826	7,717,419
Cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,466)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Additions	-	375	372	6,739	-	88	330,900	338,475
Disposals	(1,772)	-	(12,723)	(14,719)	(1,804)	(582)	(71,760)	(103,359)
Provision to environmental costs	-	-	9,193	-	-	-	-	9,193
Transfers, net	500	(3,674)	156,986	997,610	14,862	(92)	(1,166,193)	-
Transfers to/from other assets - cost	(23)	163	(7,467)	(5,284)	-	(103)	(3,716)	(16,430)
Depreciation	(3,981)	(61,923)	(54,392)	(293,464)	(4,511)	(2,280)	-	(420,551)
Disposal of depreciation	-	-	-	404	1,026	482	-	1,911
Business combination	48,644	180,642	70,343	715,585	93	240	330,030	1,345,577
Spin-off generation activity on the distribuition - cost (note 13)	-	-	460	6,089	-	204	-	6,754
Spin-off generation activity on the distribuition - depreciation (note 13)	-	-	(32)	(866)	-	(28)	-	(926)

As of December 31, 2014	159,314	1,102,110	1,481,136	5,703,428	32,328	11,660	388,088	8,878,064
Cost	174,169	1,553,404	1,939,485	7,392,044	43,081	22,462	388,088	11,512,733
Accumulated depreciation	(14,855)	(451,295)	(458,349)	(1,688,616)	(10,753)	(10,802)	-	(2,634,669)

Average depreciation rate 2014	3.86%	2.99%	2.85%	4.44%	14.29%	11.25%
Average depreciation rate 2013	3.86%	3.16%	2.75%	3.91%	14.23%	10.46%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

In the financial statements, the figure for construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, especially CPFL Renováveis’ projects, which has construction in progress of R$ 262, 225, in December 31, 2014. In 2014, of the amount of R$ 71,760 shown as disposal  of construction in progress, R$ 67,342 refers to the return by suppliers of the advances made by CPFL Renováveis before December 31, 2013, due to termination of the equipment supply contract.

In 2013, the subsidiary CPFL Renováveis completed the review of the property, plant and equipment subsidiary ledger of the subsidiary Bons Ventos (“BVP”), as a result of which it reclassified buildings and improvements to machinery and equipment, both shown in the line "reclassification of cost". The reclassification did not result in changes in the depreciation expense, as the useful lives of these assets were  correctly applied.

In accordance with CPC 20 (R1) / IAS 23, the interest on loans and financing taken out by the subsidiaries to finance the construction is capitalized during the construction phase. During 2014, R$ 4,236 was capitalized in the financial statements (R$ 48,339 in 2013). For further details on interest capitalized see note 30.

In the consolidated, depreciation expenses are registered in income statement at “depreciation and amortization” (note 29).

At December 31, 2014, the total amount of fixed assets pledged as collateral for loans and financing, as mentioned in Note 17, was approximately R$ 3,656,329, mainly relating to the subsidiary CPFL Renováveis (R$ 3,625,028).

14.1 Impairment testing: For all the reporting years the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

(15)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangibles	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2012	6,115	4,611,347	3,816,428	633,313	33,001	80,108	9,180,312
Cost	6,152	6,815,774	9,183,730	633,313	38,679	156,661	16,834,309
Accumulated amortization	(37)	(2,204,427)	(5,367,301)	-	(5,678)	(76,553)	(7,653,996)

Additions	-	-	-	853,649	-	7,444	861,093
Amortization	-	(296,978)	(413,994)	-	(1,419)	(14,196)	(726,587)
Transfer - intangible assets	-	-	412,930	(412,930)		-	-
Transfer - financial asset	-	-	(22,499)	(498,669)	-	-	(521,169)
Disposal and transfer - other assets	-	(1,989)	(29,115)	(1,232)	-	(12,433)	(44,769)
Spin-off generation activity on the distribuition (note 13)	-	-	(553)	-	-	-	(553)

As of December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated amortization	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

Additions	-	-	-	709,811	-	18,887	728,698
Amortization	-	(285,018)	(440,689)	-	(1,419)	(13,166)	(740,292)
Transfer - intangible assets	-	-	433,440	(433,440)	-	-	-
Transfer - financial asset	-	-	235	(436,087)	-	-	(435,852)
Disposal and transfer - other assets	-	-	(21,279)	159	-	16,357	(4,763)
Business combination	-	856,650	-	-	-	3,488	860,138
Spin-off generation activity on the distribuition (note 13)	-	-	(299)	-	-	13	(286)

As of December 31, 2014	6,115	4,884,012	3,734,606	414,574	30,162	86,503	9,155,973
Cost	6,152	7,670,434	9,526,355	414,574	35,840	195,577	17,848,932
Accumulated amortization	(37)	(2,786,422)	(5,791,748)	-	(5,678)	(109,074)	(8,692,959)

In the consolidated Income Statement  the amortization of intangibles is recorded under the following headings: (i) “depreciation and amortization” for the amortization of the intangible assets related to distribution infrastructure, public utilities and other intangible assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (note 29).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During 2014 R$ 8,044 was capitalized in the consolidated financial statement  (R$ 8,845 in 2013) at a rate of 7.50% p.a. (8.32% p.a. in 2013).

15.1        Intangible asset acquired in business combinations:

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	December 31, 2014			December 31, 2013	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	December 31, 2014	December 31, 2013
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(172,465)	132,397	147,933	5.10%	6.03%
CPFL Piratininga	39,065	(20,694)	18,371	20,192	4.66%	4.85%
RGE	3,150	(1,386)	1,764	1,943	5.70%	5.86%
CPFL Geração	54,555	(29,046)	25,509	28,170	4.88%	4.83%
CPFL Santa Cruz	9	(8)	1	3	16.22%	16.40%
CPFL Leste Paulista	3,333	(2,820)	513	1,091	17.36%	17.45%
CPFL Sul Paulista	7,288	(6,132)	1,156	2,434	17.53%	16.94%
CPFL Jaguari	5,213	(4,500)	713	1,710	19.13%	16.49%
CPFL Mococa	9,110	(8,069)	1,041	2,638	17.53%	18.96%
CPFL Jaguari Geração	7,896	(2,810)	5,086	5,616	6.71%	7.07%
	434,480	(247,930)	186,550	211,730

Subsidiaries
CPFL Renováveis	3,993,342	(415,016)	3,578,326	2,850,857	4.11%	4.11%
Outros	15,096	(14,175)	921	1,083
	4,008,438	(429,191)	3,579,246	2,851,940

Subtotal	4,442,918	(677,121)	3,765,797	3,063,670

Intangible asset acquired and merged – deductible
Subsidiaries
RGE	1,120,266	(818,702)	301,564	321,225	1.75%	1.89%
CPFL Geração	426,450	(287,347)	139,103	155,698	3.89%	3.66%
Subtotal	1,546,716	(1,106,049)	440,667	476,923

Intangible asset acquired and merged – reassessed
Parent company
CPFL Paulista	1,074,026	(643,640)	430,386	479,952	4.61%	5.39%
CPFL Piratininga	115,762	(61,322)	54,439	59,836	4.66%	4.85%
RGE	310,128	(142,488)	167,640	184,700	5.50%	5.65%
CPFL Santa Cruz	61,685	(55,631)	6,054	12,241	10.03%	10.14%
CPFL Leste Paulista	27,034	(24,325)	2,709	6,615	14.45%	14.47%
CPFL Sul Paulista	38,168	(33,984)	4,184	9,662	14.35%	14.02%
CPFL Mococa	15,124	(13,858)	1,266	3,390	14.05%	14.85%
CPFL Jaguari	23,600	(21,404)	2,195	5,813	15.33%	14.28%
CPFL Jaguari Geração	15,275	(6,600)	8,675	9,578	5.91%	6.23%
Subtotal	1,680,801	(1,003,252)	677,548	771,788

Total	7,670,434	(2,786,422)	4,884,012	4,312,381

 The intangible asset acquired in business combinations associated to the right to operate the concessions comprises:

•         Intangible asset acquired, not merged

Relates basically to the intangible asset of acquisition of the shares held by non-controlling interests prior to adoption of CPC 15 and IFRS 3.

•         Intangible asset acquired and merged - Deductible

Intangible asset on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount of the tax benefit.

•         Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the intangible asset amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the non-controlling shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 to the intangible acquisition asset. A reserve was therefore recorded to adjust the intangible asset, set against the special equity reserves for intangible asset on the merger of each subsidiary, so that the effect on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, a non-deductible intangible asset was recorded for tax purposes.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

15.2        Impairment test:

For all the reporting years the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions, the profitability of its operations and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting years and there is no impairment loss to be recognized.

(16)   SUPPLIERS

	Consolidated
	December 31, 2014	December 31, 2013
Current
System service charges	-	61,880
Energy purchased	1,895,742	1,300,598
Electricity network usage charges	125,860	91,603
Materials and services	250,416	338,524
Free energy	102,129	92,088
Total	2,374,147	1,884,693

Noncurrent
Materials and services	633	-

(17)   ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	December 31, 2014				December 31, 2013
	Interest - current and noncurrent	Principal		Total	Interest - current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
Power increases	-	-	-	-	6	1,229	-	1,235
Investment	10,463	619,704	4,696,171	5,326,338	24,555	872,818	4,071,441	4,968,814
Property income	14	631	3,649	4,294	27	1,364	5,717	7,108
Financial institutions	128,887	239,799	1,434,168	1,802,855	128,752	560,121	1,520,231	2,209,104
Other	709	108,918	14,223	123,851	674	40,658	19,063	60,395
Total at Cost	140,074	969,053	6,148,211	7,257,338	154,013	1,476,190	5,616,452	7,246,656

Measured at fair value
Foreign currency
Financial institutions	18,168	125,511	3,353,468	3,497,147	15,213	42,307	1,906,739	1,964,259
Mark to market	-	155	(56,153)	(55,998)	-	194	44,001	44,195
Total at fair value	18,168	125,667	3,297,315	3,441,149	15,213	42,501	1,950,740	2,008,454

Fundraising	-	(1,219)	(18,891)	(20,110)	-	(4,066)	(21,048)	(25,114)

Total	158,241	1,093,500	9,426,634	10,678,376	169,226	1,514,626	7,546,144	9,229,996

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	December 31, 2014	December 31, 2013	Annual interest	Amortization	Collateral
Brazilian currency
Power increases
CPFL Renováveis
BNDES	-	1,235	TJLP + 3.1% to 4.3%	75 monthly installments from September 2007	CPFL Energia guarantee and Promissory Note

Investment
CPFL Paulista
FINEM IV	-	64,103	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	103,617	137,195	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	7,130	8,874	Fixed rate 8%	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	45,937	53,481	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	245,445	284,373	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	11,917	12,684	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	218,640	204,849	Fixed rate 2.5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	42,260	50,706	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM III	-	26,719	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM IV	55,807	73,892	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	2,299	2,861	Fixed rate 8%	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	23,889	27,812	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	71,737	80,513	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	3,130	3,288	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	54,409	48,237	Fixed rate 2.5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	20,039	24,044	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	-	40,805	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	62,721	83,046	TJLP + 2.12 to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	17,622	20,516	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	131,125	157,318	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,261	1,420	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	80,396	73,013	Fixed rate 2.5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	10,056	12,065	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	287	345	Fixed rate 10.0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFLSanta Cruz
Bank credit note - Unibanco	929	3,159	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM	11,317	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,334	-	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	7,596	-	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note - Unibanco	1,286	2,688	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	2,904	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,179	-	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,685	-	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note - Unibanco	1,393	2,911	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	1,968	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,553	-	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,545	-	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Unibanco	455	1,547	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	1,968	2,136	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	635	607	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,775	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,104	-	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,516	-	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	608	1,824	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,532	2,747	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	2,067	1,358	UMBNDES +1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	4,335	2,305	TJLP + 2.99%	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,675	1,701	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	357	-	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,272	1,258	Fixed rate 6% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	14,806	11,699	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	74	87	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	2,860	-	Fixed rate 6%	90 monthly installments from November 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	7,017	-	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
BNDES	360,217	409,365	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
BNDES	54,604	54,956	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	17,736	4,667	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,588	-	Fixed rate 6.0%	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	6,187	-	SELIC + 3.12%	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,349	-	TJLP + 2.12% to 3.12%	60 monthly installments from December 2016	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

CPFL Renováveis
FINEM I	321,088	352,830	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint debtor, Letters of guarantee
FINEM II	28,605	31,997	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	565,890	605,263	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	101,723	113,106	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	84,176	76,673	TJLP + 2.05%	192 monthly installments from October 2013	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	176,252	194,041	TJLP - 1.92%	156 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM VIII	79,124	50,811	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM IX	39,581	46,994	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	827	1,108	TJLP	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	126,670	138,101	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	357,620	336,782	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINEM XIII	315,596	-	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and equipaments, fiduciary alienation.
FINEM XIV	19,707	-	TJLP + 3.50%	120 monthly installments from June 2007	(i)Fiduciary assignments of assets and credit rigths (ii) pledge of grantor rights - ANEEL and shares.
FINEM XV	35,392	-	TJLP + 3.44%	Monthly installments until March 2023	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XV	10,581	-	Fixed rate 5.50%	Monthly installments until January 2020	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVI	146,812	-	TJLP + 2.18%	Monthly installments until February 2030	(i)Fiduciary assignments of assets and credit rigths (ii) pledge of grantor rights - ANEEL and shares and reserve account
FINEM XVI	378,728	-	TJLP + 2.18%	Monthly installments until December 2028	(i)Fiduciary assignments of assets and credit rigths (ii) pledge of grantor rights - ANEEL and shares and reserve account
FINAME I	163,476	190,396	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	26,081	31,168	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME III	115,681	129,659	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEP I	2,382	2,506	Fixed rate 3.5%	61 monthly installments from October 2014	Bank Garantee
FINEP II	10,366	-	TJLP - 1,00%	85 monthly installments from June 2017	Bank Garantee
FINEP III	6,945	-	TJLP + 3,00%	73 monthly installments from July 2015	Bank Garantee
BNB I	117,516	133,192	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB II	172,430	175,695	Fixed rate 10% (f)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	32,591	-	Fixed rate 9.5%	228 monthly installments from July 2009	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
NIB	74,197	79,109	IGPM + 8.63%	Interest and principal quarterly paid until September 2023	No guarantee
Bridge BNDES II	-	84,507	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Bridge BNDES III	-	194,242	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Bridge BNDES IV	49,492	-	TJLP + 2,40%	1 installment in January 2016	Bank Garantee
CPFL Brasil
FINEP	2,657	3,461	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL Serviços
FINAME	-	146	TJLP + 2.15%	36 monthly installments from March 2011	Fiduciary alienation of assets
FINAME	-	4,911	Fixed rate 2.5% to 8.7%	96 monthly installments from April 2012	Fiduciary alienation of assets and CPFL Energia guarantee
FINAME	-	2,051	TJLP + 1.72%	60 monthly installments from May 2012	CPFL Energia guarantee
CPFL ESCO
FINAME	4,135	-	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
FINAME	158	-	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee

Financial institutions
CPFL Paulista
Banco do Brasil - Law 8727	-	4,648	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	105,500	105,124	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (a)	73,758	133,334	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (b)	-	95,704	99.00% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	291,036	261,334	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (a)	6,784	12,263	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (b)	-	12,282	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	51,222	45,995	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (a)	31,894	57,656	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (b)	-	35,338	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (b)	-	4,340	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	38,417	34,496	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,083	-	CDI + 0,27%	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (b)	-	11,156	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital	7,419	8,140	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	25,666	-	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	7,969	-	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	10,307	-	CDI + 0,27%	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (b)	-	5,982	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	24,447	21,952	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,036	-	CDI + 0,27%	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (b)	-	3,755	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	3,376	3,031	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	15,064	16,615	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,836	-	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

CPFL Mococa
Banco do Brasil - Working capital (b)	-	1,908	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	22,119	19,861	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,888	5,392	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	15,519	-	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	6,316	7,325	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	637,635	628,828	107.0% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
Banco Safra	-	27,713	CDI+ 0.4%	Annual installment until 2014	No guarantee
HSBC (e)	322,336	350,329	CDI + 0.5%	8 annual installment from June 2013	Shares alienation
Banco do Brasil	36,739	-	Fixed rate 10,00%	132 montly installment from June 2010	Shareholders support, pledge of shares, of grantor rights and of credit rights, insurance, bank guarantee and civil liability
Banco do Brasil - Promissory Note	-	144,428	108.5% of CDI	1 installment in January 2014	Shares alienation
Banco Itaú - Promissory Note	-	150,175	105% of CDI	Semi-annual until June 2014	No guarantee
CPFL Telecom
Banco IBM - Working capital	38,489	-	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Other
Eletrobrás
CPFL Paulista	5,414	6,918	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	239	390	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	9,746	11,834	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,601	2,173	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	747	961	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	808	1,072	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	41	58	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	222	275	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	105,034	36,713
Subtotal Brazilian Currency - Cost	7,257,338	7,246,656

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Bank of America Merrill Lynch	270,248	238,318	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	399,887	352,685	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	119,561	-	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi (b)	132,887	-	US$+Libor 3 months+0.80% (3)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
Citibank	133,585	117,821	US$ + Libor 6 months + 1.77% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	132,962	-	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Mizuho Bank (c)	199,235	-	US$+Libor 3 months+1.55% (3)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	133,601	117,843	US$ + Libor 6 months + 1.75% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	64,958	57,299	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
J.P. Morgan	106,383	-	US$ + 2,28% a 2,32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Citibank	21,401	18,878	US$ + Libor 6 months + 1.69%(2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	167,050	-	US$ + Libor 6 monthss + 1.14% (2)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	132,962	-	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	120,585	106,348	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	84,843	74,840	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Sumitomo (b)	133,259	-	US$ + Libor 3 months + 1.35% (3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	47,908	42,252	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	218,046	192,298	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	39,912	-	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	186,593	164,567	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	126,126	111,235	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
HSBC	36,223	-	US$ + Libor 3 months + 1,30% (4)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	25,864	22,813	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	23,590	20,805	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Citibank	-	11,226	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	32,926	29,037	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank	-	11,226	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
J.P. Morgan	13,578	11,977	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	25,949	22,885	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	13,829	12,195	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank	-	10,284	US$ + Libor 6 months + 1.57%(2)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	36,564	32,247	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	17,122	15,099	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank	-	9,822	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	14,488	12,776	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	-	147,482	US$ + Libor 6 months + 1.69% (2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	265,779	-	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	10,040	-	US$ + 1,75% (2)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
CPFL Telecom
Banco Itaú	9,202	-	US$ + 2,35% (3)	1 installment in November 2015	CPFL Energia guarantee and promissory notes

Mark to market	(55,998)	44,195

Total Foreign Currency - fair value	3,441,149	2,008,454

Fundraising costs(*)	(20,110)	(25,114)

Total - Consolidated	10,678,376	9,229,996

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 143,85% of CDI	(3) 104,1% to 109% of CDI
(2) 99% to 104% of CDI	(4) 109,1% to 110% of CDI
Efective rate:
(a) 106% to 106,99% of CDI	(d) 109,47% of CDI
(b) 107% to 107,99% of CDI	(e) CDI + 0,73%
(c) 108,49% of CDI	(f) Fixed rate 10,57%

(*) In accordance with CPC 08/IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

In accordance with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their loans and financing, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities on loans and financing measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At December 31, 2014, the total balance of the loans and financing measured at fair value was R$ 3,441,149 (R$ 2,008,454 at December 31, 2013).

Changes in the fair values of these loans and financing are recognized in the financial income/expense of the subsidiaries. Accumulated gains of R$ 55,998 (losses of R$ 44,195 at December 31, 2013) on marking the loans and financing to market, less the losses of R$ 25,382 (gain of R$ 18,080 at December 31, 2013) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 35), resulted in a total net gain of R$ 30,616 (losses of R$ 26,114 as December 31, 2013).

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
2016	2,177,991
2017	1,581,937
2018	1,654,242
2019	1,642,385
2020	515,495
2021 a 2025	1,359,618
2026 a 2030	551,119
Subtotal	9,482,787
Mark to Market	(56,154)
Total	9,426,634

The main financial rates applicable for our loans and financing their related breakdown in local and foreign currency, after taking into consideration the effects of the derivative instruments, are as shown below:

	Accumulated variation		Consolidated % of debt
Index	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
IGP-M	3.69	5.53	0.69	0.91
UMBND	13.27	17.80	0.53	0.62
TJLP	5.00	5.00	36.50	39.03
CDI	10.81	8.02	49.26	45.42
Outros			13.01	14.03
			100.00	100.00

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Main fund-raising in the year:

Brazilian currency
		R$ thousand
Company	Bank / credit line	Total approved	2014 released	Released net of fundraising costs	Interest	Destination of the resources
Investment
CPFL Paulista	FINEM VI (a) (b)	790,000	26,969	26,969	Monthly	Subsidiary's investment plan
CPFL Piratininga	FINEM V (a) (b)	220,000	12,442	12,442	Monthly	Subsidiary's investment plan
RGE	FINEM VI (a) (b)	274,997	8,354	8,354	Monthly	Subsidiary's investment plan
CPFL Santa Cruz	FINEM (b)	25,360	21,891	21,891	Monthly	Subsidiary's investment plan
CPFL Leste Paulista	FINEM (b)	13,045	6,655	6,655	Monthly	Subsidiary's investment plan
CPFL Sul Paulista	FINEM (b)	12,280	6,945	6,945	Monthly	Subsidiary's investment plan
CPFL Jaguari	FINEM (b)	10,398	6,288	6,288	Monthly	Subsidiary's investment plan
CPFL Mococa	CCB Santander (b)	6,119	2,523	1,631	Monthly	Subsidiary's investment plan
CPFL Serviços	FINAME (b)	15,140	15,140	15,140	Monthly	Acquisition of electrical equipment and vehicules
CPFL Transmissão	FINAME (b)	23,824	13,054	13,054	Monthly	Acquisition of electrical equipment
CPFL Telecom	FINAME e FINEM (b)	95,333	34,918	34,632	Quarterly during grace and monthly after grace	Subsidiary's investment plan
CPFL Renováveis	BNB II (b)	(c)	(c)	(c)	(c)	(c)
CPFL Renováveis	FINEM XIII	379,948	314,991	314,991	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XIV, FINEM XV, FINEM XVI, BNDES bridge IV (b), FINEP III (b)	(e)	(e)	(e)	Bridge BNDES IV: January 2016; Others: monthly	Subsidiary's investment plan (SHPs e wind power)
CPFL Renováveis	FINEM VI	85,244	9,667	9,667	Monthly	SPHs development
CPFL Renováveis	FINEM XII	289,954	22,758	22,758	Monthly	Windfarm development
CPFL Renováveis	FINAME III	207,000	31,543	31,543	Monthly	Power plant development
CPFL Renováveis	FINEP II (b)	88,095	10,348	10,234	Monthly	Subsidiary's investment plan (technological innovation)
Financial institutions
CPFL Santa Cruz	Banco IBM (b)	8,006	8,006	8,006	Semiannual	Reinforce working capital
CPFL Leste Paulista	Banco IBM (b)	43,955	43,955	43,955	Semiannual	Reinforce working capital
CPFL Sul Paulista	Banco IBM (b)	3,997	3,997	3,997	Semiannual	Reinforce working capital
CPFL Jaguari	Banco IBM (b)	13,986	13,986	13,986	Semiannual	Reinforce working capital
CPFL Mococa	Banco IBM (b)	15,000	15,000	15,000	Semiannual	Reinforce working capital
CPFL Telecom	Banco IBM (b)	37,989	37,989	37,989	Semiannual	Reinforce working capital
CPFL Renováveis	Banco do Brasil - Promissory Note (b)	138,000	138,000	138,000	(d)	(d)
CPFL Renováveis	Banco do Brasil	(e)	(e)	(e)	Monthly	Subsidiary's investment plan (SHPs)

Foreign currency
		R$ thousand
Company	Bank / credit line	Total approved	2014 released	Released net of fundraising costs	Interest	Destination of the resources
Financial institutions
CPFL Paulista	Bank of America Merrill Lynch - Law 4131/62	106,020	106,020	106,020	Quartely	Extend the debt profile
CPFL Paulista	Banco Tokyo-Mitsubishi - Law 4131/62	117,400	117,400	116,226	Quartely	Extend the debt profile
CPFL Paulista	Citibank - Law 4131/62	117,250	117,250	117,250	Quartely	Extend the debt profile
CPFL Paulista	Mizuho Bank - Law 4131/62	174,900	174,900	173,413	Quartely	Extend the debt profile
CPFL Paulista	JP Morgan - Law 4131/62	104,570	104,570	104,570	Semmiannual	Extend the debt profile
CPFL Piratininga	Citibank - Law 4131/62	151,875	151,875	151,875	Semmiannual	Extend the debt profile
CPFL Piratininga	Citibank - Law 4131/62	117,250	117,250	117,250	Quartely	Extend the debt profile
CPFL Piratininga	Sumitomo - Law 4131/62	110,275	110,275	109,448	Quartely	Reinforce working capital
RGE	Citibank - Law 4131/62	33,285	33,285	33,285	Quartely	Reinforce working capital
RGE	HSBC - Law 4131/62	32,715	32,715	32,715	Quartely	Extend the debt profile
CPFL Geração	HSBC - Law 4131/62	232,520	232,520	232,520	Quartely	Extend the debt profile
CPFL Serviços	J.P. Morgan (b)	9,000	9,000	9,000	Semmiannual	Reinforce working capital
CPFL Telecom	Banco Itaú (b)	9,000	9,000	9,000	Wih the principal	Reinforce working capital

(a)The outstanding balance was cancelled
(b)The agreement has no restrictive covenants
(c)The indirect subsidiary Rosa dos Ventos, purchased in February 2014, owned these operations, which are consolidated in the Company's financial statements as from March 2014.
(d)The outstanding balance of the promissory notes issued by the indirectly owned subsidiaries Atlântica I, Atlântica II, Atlântica IV and Atlântica V was settled in January 2014, using funds from a new issue under the same conditions.
(e)The indirect subsidiary DESA, purchased in October 2014, owned these operations, which are consolidated in the Company's financial statements as from Ocober 2014.

Prepayment

CPFL Geração – Citibank - The maturity of the subsidiary CPFL Geração's foreign currency debt to Citibank, originally scheduled for August 2016, was settled in 2014.

Restrictive covenants

BNDES:

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga, and RGE to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without  complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

Maintaining, by the subsidiaries, the follow index

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

CPFL Geração

The loans from the BNDES raised by the indirect subsidiary CERAN establish:

•         Maintaining the debt coverage ratio at 1.3 during the amortization period;

•         Restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

CPFL Telecom

Maintaining, by the Company, the following index:

•         Maintaining Net Equity / (Net Equity + Net Bank Debt) of more than 0.28; and

•         Maintaining Net Bank Debt / Adjusted EBITDA of less than 3.75.

CPFL Renováveis

FINEM I and FINEM VI

•         Maintaining the debt coverage ratio “ICSD” (cash balance for the previous year + cash generation for the current year) / debt service charge for the current year) at 1.2.

•         Own capitalization ratio of 25% or more.

In December 2014, the subsidiary obtained a waiver from the BNDES for determination of the ICSD for the current year.

FINEM II and FINAME II

•         Restrictions on the dividends distribution if a debt service coverage ratio of 1.0 or more and general indebtedness ratio of 0.8 or less is not maintained.

FINEM III

•         Maintaining Shareholders’ Equity/(Shareholders’ Equity + Net Bank Debts) of more than 0.28, determined in the Company's annual consolidated financial statements;

•         Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

An addendum to the agreement was signed in 2014 in order to change the limit of the financial ratio, Net Debt/EBITDA (determined for CPFL Energia) from 4.00 to 3.75, and the calculation methodology.

FINEM V

•         Maintaining the debt coverage ratio at 1.2;

•         Maintaining the own capitalization ratio at 30% or more.

In December 2014, the subsidiary obtained a waiver from the Banco do Brasil for determination of the ICSD for the year ended December 31, 2014.

FINEM VII and X

•         Maintaining the annual debt coverage ratio at 1.2.

•         Distribution of dividends restricted to the Total Liabilities ratio divided by Shareholders’ Equity ex-Dividend of less than 2.33.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

FINEM VIII and FINAME III

•         Maintaining a Debt Service Coverage Ratio of 1.2 or more;

•         Maintaining a Net Indebtedness/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis;

•         Maintaining a Shareholders' Equity/(Shareholder’s Equity + Net Debt) ratio of 0.41 or more in 2013 to 2016 and 0.45 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis

In December 2014, the subsidiaries Bio Alvorada e Bio Coopcana obtained a waiver from BNDES for determination of the ICSD and for the Net Indebtedness/EBITDA ratio that was a CPFL Renováveis commitment for the year ended December 31, 2014.

FINEM IX and FINEM XIII

•         Maintaining the Debt Service Coverage Ratio at 1.3 or more;

FINEM XI and FINAME I

•         Maintaining a Net Bank Debt/EBITDA ratio of 4.0 or less, determined in the Company's annual consolidated financial statements.

On December 30, 2014, the Company obtained a waiver from the BNDES for determination of the Net Bank Debt/EBITDA for FINEM XI and  FINEM I for the year ended December 31, 2014.

FINEM XII

•         Maintaining the Debt Service Coverage Ratio of the Campo dos Ventos II Energias Renovaveis S.A., SPE Macacos Energia S.A., Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. indirect subsidiaries at 1.3 or more after amortization starts;

•         Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding S.A., after amortization starts;

FINEM XIV

•         Maintaining the half-yearly equity ratio (ICP), defined by the ratio of net equity to total assets, at 30% or more of the total investment in the project, and the debt coverage ratio at 1.3 or more during the amortization period.

FINEM XV

•         Maintaining the quarterly equity ratio (ICP) at 25% (twenty-five percent) or more, defined by the ratio of Net Equity to Total Assets;

•         Maintaining the quarterly debt coverage ratio at 1.2 or more during the amortization period.

FINEM XVI

•         Maintaining the debt coverage ratio at 1.20 or more during the amortization period. Maintaining the annual consolidated debt coverage ratio at 1.3 or more, determined in the consolidated financial statements of Desa Eólicas S.A..

HSBC

•         From 2014, there is the obligation to maintain the ratio of Net Debt and EBITDA less than 4.50 in June 2014, 4.25 in December 2014, 4.0 in June 2015 and 3.50 after that until discharge.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

NIB

•         Maintaining the half-yearly debt coverage ratio at 1.2.

•         Maintaining a Total Debt and Shareholders’ Equity ratio of 30% or more;

•         Maintaining the Financing Term Coverage ratio at 1.7 or more;

Banco do Brasil

•         Maintaining the annual debt coverage ratio at 1.2 or more during the amortization period.

Banco do Brasil(*) – Working Capital – CPFL Paulista, CPFL Piratininga and RGE

Maintaining, by the Company, the following index:

•         Net indebtedness divided by EBITDA  - maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

(*) Only for the debts contracted in 2010, whose amounts at December 31, 2014 are R$ 73,758 for CPFL Paulista, R$ 6,784 for CPFL Piratininga and R$ 31,894 for RGE.

Foreign currency loans - Bank of America, J.P Morgan, Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo, Santander, Sumitomo, Mizuho and HSBC (Law 4.131)

The foreign currency loans held by Law 4.131 are subject to certain restrictive conditions, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semi-annually.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA, in the Company,  takes into consideration inclusion of the account consolidation based on the interest in the subsidiaries, associates and joint ventures (for both EBITDA assets and liabilities).

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the block of control by the Company.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each loan and financing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management, these restrictive covenants and clauses are being adequately complied with at December 31, 2014.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(18)   ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		December 31, 2014				December 31, 2013
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	15,020	1,290,000	-	1,305,020	12,438	-	1,290,000	1,302,438
		15,020	1,290,000	-	1,305,020	12,438	-	1,290,000	1,302,438

CPFL Paulista
6th Issue	Single series	38,673	-	660,000	698,673	31,674	-	660,000	691,674
7th Issue	Single series	24,291	-	505,000	529,291	20,173	-	505,000	525,173
		62,964	-	1,165,000	1,227,964	51,847	-	1,165,000	1,216,847

CPFL Piratininga
3rd Issue	Single series	7,571	260,000	-	267,571	6,331	-	260,000	266,331
6th Issue	Single series	6,446	-	110,000	116,446	5,279	-	110,000	115,279
7th Issue	Single series	11,304		235,000	246,304	9,388		235,000	244,388
		25,320	260,000	345,000	630,320	20,998	-	605,000	625,998

RGE
6th Issue	Single series	29,298	-	500,000	529,298	23,995	-	500,000	523,995
7th Issue	Single series	8,177	-	170,000	178,177	6,791	-	170,000	176,791
		37,475	-	670,000	707,475	30,786	-	670,000	700,786

CPFL Santa Cruz
1st Issue	Single series	480	-	65,000	65,480	416	-	65,000	65,416

CPFL Brasil
2nd Issue	Single series	2,346	-	228,000	230,346	1,948	-	228,000	229,948

CPFL Geração
3rd Issue	Single series	7,687	264,000	-	271,687	6,429	-	264,000	270,429
4th Issue	Single series	-	-	-	-	5,809	-	680,000	685,809
5th Issue	Single series	11,236	-	1,092,000	1,103,236	9,329	-	1,092,000	1,101,329
6th Issue	Single series	19,446	-	460,000	479,446	16,254	-	460,000	476,254
7th Issue	Single series	13,739	-	635,000	648,739	-	-	-	-
8th Issue	Single series	2,903	-	72,390	75,293	-	-	-	-
		55,012	264,000	2,259,390	2,578,401	37,821	-	2,496,000	2,533,821

CPFL Renováveis
1st Issue - SIIF	1st to 12nd series	798	36,640	476,329	513,767	814	34,872	489,858	525,544
1st Issue - PCH Holding 2	Single series	57,991	8,701	149,492	216,184	32,177	-	158,193	190,370
1st Issue - Renováveis	Single series	5,795	21,500	408,500	435,795	5,065	-	430,000	435,065
2nd Issue - Renováveis	Single series	9,603	-	300,000	309,603	-	-	-	-
1st Issue - WF2 (a)	Single series	2,984	30,000	-	32,984	-	-	-	-
2nd Issue - WF2 (a)	Single series	10,582	132,000	-	142,582	-	-	-	-
1st Issue - DESA (a)	Single series	716	-	35,000	35,716	-	-	-	-
2nd Issue - DESA (a)	Single series	6,022	-	65,000	71,022	-	-	-	-
		94,491	228,841	1,434,321	1,757,653	38,056	34,872	1,078,051	1,150,979

Fund raising costs(*)		-	(766)	(30,311)	(31,077)	-	-	(34,832)	(34,832)

Total		293,108	2,042,075	6,136,400	8,471,583	194,311	34,872	7,562,219	7,791,402

(*) In accordance with CPC 08/IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
4th Issue	Single series	129.000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6.800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12nd Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	BVP and PCH Holding fiduciary assigment of dividends
2st Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
1st Issue - WF2 (a)	Single series	12	CDI + 1.5%	CDI + 1.5%	1 installment in March 2015	Unsecured
2nd Issue - WF2 (a)	Single series	20	CDI + 2%	CDI + 2%	1 installment in November de 2015	Unsecured
1st Issue - DESA (a)	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA (a)	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais. corresponding to:
(1) 100.15% to 106.9% of CDI			(3) 108% to 108.1% of CDI
(2) 107% to 107.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
2016	105,841
2017	1,204,809
2018	1,664,194
2019	1,800,175
2020	608,371
2021 a 2025	661,183
2026 a 2030	91,827
Total	6,136,400

Fund-raising during the year

			R$ thousand
Company		Issued	2014 released	Released net of fundraising costs	Interest	Destination of the resources

CPFL Geração	7th Issue	63,500	635,000	633,440	Semiannual	Extend the debt profile
CPFL Geração	8th Issue	1	70,000	68,873	Annual	Subsidiary's investment plan
CPFL Renováveis	2nd Issue	300,000	300,000	298,700	Semiannual	Reinforce working capital and subsidiary's investment plan
CPFL Renováveis	1st and 2nd issue - WF2 and 1st and 2nd issue - DESA	(a)	(a)	(a)	(a)	Investment acquisition, business development, investment plan and reinforce working capital

(a) In October 1, 2014, as result of acquisition of WF2 e Dobrevê Energia S/A, the Company incorporated the 1st and 2nd issue.

Restrictive covenants

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

CPFL Paulista (6th and 7th issues), CPFL Piratininga (3rd, 6th and 7th issues), RGE (6th and 7th issues), CPFL Geração (3rd, 5th, 6th, 7th and 8th issues), CPFL Brasil and CPFL Santa Cruz

Maintaining, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25;

For purposes of determining covenants, the definition of EBITDA, in the Company, takes into consideration inclusion of account consolidation based on the interest in the subsidiaries, associates and joint ventures (for both EBITDA assets and liabilities).

CPFL Renováveis

The outstanding debentures are subject of clauses that requires of subsidiary CPFL Renováveis to maintain the follow index:

1st Issue of CPFL Renováveis

•         Operating debt coverage ratio - minimum of 1.00;

•         Debt service coverage ratio - minimum of 1.05;

•         Net indebtedness divided by EBITDA – maximum of 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017;

•         EBITDA divided by Net financial expense- minimum of 1.75.

2nd Issue of CPFL Renováveis

•         Maintaining a Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017. The ratios will be measured annually.

1 st issue of indirectly controlled entity PCH Holding 2 S.A:

•         Maintaining the Debt Service Coverage ration of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•         Maintaining a Net Debt/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017.

2nd issue – Dobrevê Energia S/A (DESA):

•         Maintaining a net debt/dividends ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018.

Various debentures of subsidiaries and joint ventures are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and subsidiaries monitors constantly and systematically those index, for the conditions be fulfilled. In the opinion of the Management of the Company and its subsidiaries, these restrictive covenants and clauses are adequately complied with at December 31, 2014.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(19)   POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

19.1        Characteristics:

- CPFL Paulista:

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

i.      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

ii.     Mixed model, as from November 1, 1997, which covers:

•         benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco .

- CPFL Piratininga:

As a result of the spin-off of Bandeirante Energia S.A. (CPFL Piratininga’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the spin-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Supplementary Welfare Office – “SPC”, approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

i.        Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

ii.       Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

iii.     Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE:

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset management by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz:

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari:

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração:

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

19.2        Changes in the defined benefit plans:

	December 31, 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liability
Present value of defined benefit obligation	3,820,563	986,972	88,621	279,283	5,175,439
Fair value of plan's assets	(3,315,422)	(913,589)	(85,360)	(273,019)	(4,587,390)
Present value of liabilities , net	505,141	73,383	3,261	6,264	588,049

	December 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liability
Present value of defined benefit obligation	3,599,853	919,441	82,167	245,371	4,846,832
Fair value of plan's assets	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Present value of liabilities (fair value of assets) , net	364,085	44,895	(1,142)	3,046	410,884
Effect of the limit on the assets to be accounted for (asset ceiling)	-	-	1,142	-	1,142
Net actuarial liabilities recognized on balance sheet	364,085	44,895	-	3,046	412,025

The changes in present value of the defined benefit obligations and the fair values of the plan assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Fair value of acturial liabilities at December 31, 2012	4,431,699	1,159,779	101,714	298,014	5,991,206
Gross current service cost	1,485	6,099	167	359	8,110
Interest on actuarial obligation	380,340	99,150	8,740	25,727	513,957
Participants' contributions transferred during the year	60	1,582	12	927	2,581
Actuarial loss (gain) with changes of financial assumptions	(912,671)	(282,757)	(21,728)	(63,034)	(1,280,190)
Benefits paid during the year	(301,060)	(64,412)	(6,738)	(16,622)	(388,832)
Fair value of acturial liabilities at December 31, 2013	3,599,853	919,441	82,167	245,371	4,846,832
Gross current service cost	1,160	3,937	152	(43)	5,206
Interest on actuarial obligation	404,925	104,090	9,250	27,748	546,013
Participants' contributions transferred during the year	14	1,700	-	783	2,497
Actuarial loss (gain): changes of demographic assumptions	35,892	10,484	1,113	4,379	51,868
Actuarial loss (gain): changes of financial assumptions	89,187	16,695	3,089	19,387	128,358
Benefits paid during the year	(310,468)	(69,375)	(7,150)	(18,342)	(405,335)
Fair value of acturial liabilities at December 31, 2014	3,820,563	986,972	88,621	279,283	5,175,439

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total assets
Fair value of acturial assets at December 31, 2012	(3,774,468)	(985,557)	(93,360)	(271,878)	(5,125,263)
Expected return during the year	(337,591)	(89,686)	(8,560)	(24,698)	(460,535)
Participants' contributions transferred during the year	(60)	(1,582)	(12)	(927)	(2,581)
Sponsors' contributions	(56,266)	(18,243)	(1,208)	(8,336)	(84,053)
Actuarial loss (gain)	631,557	156,110	13,093	46,892	847,652
Benefits paid during the year	301,060	64,412	6,738	16,622	388,832
Fair value of acturial assets at December 31, 2013	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Expected return during the year	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Participants' contributions transferred during the year	(14)	(1,700)	-	(783)	(2,497)
Sponsors' contributions	(85,024)	(24,930)	(1,809)	(7,421)	(119,184)
Actuarial loss (gain)	60,636	18,260	2,067	(12,871)	68,092
Benefits paid during the year	310,468	69,375	7,150	18,342	405,335
Fair value of acturial assets at December 31, 2014	(3,315,422)	(913,589)	(85,360)	(273,019)	(4,587,390)

19.3        Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities at of December 31, 2012	657,231	174,222	8,353	26,136	865,942
Expense (income) recognized in income statement	44,234	15,562	481	1,388	61,665
Sponsors' contributions transferred during the year	(56,266)	(18,243)	(1,207)	(8,336)	(84,052)
Actuarial loss (gain) with changes of financial assumptions	(281,114)	(126,646)	(7,627)	(16,142)	(431,529)
Net actuarial liabilities at of December 31, 2013	364,085	44,895	-	3,046	412,025
Other contributions	14,458	394	69	504	15,425
Total liability	378,543	45,289	69	3,550	427,450

Current					76,810
Noncurrent					350,640

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities at of December 31, 2013	364,085	44,895	-	3,046	412,025
Expense (income) recognized in income statement	40,365	7,979	77	(256)	48,165
Sponsors' contributions transferred during the year	(85,024)	(24,930)	(1,809)	(7,421)	(119,184)
Actuarial loss (gain): changes of demographic assumptions	35,892	10,484	1,113	4,379	51,868
Actuarial loss (gain): changes of financial assumptions	149,823	34,955	3,880	6,515	195,174
Net actuarial liabilities at of December 31, 2014	505,140	73,383	3,261	6,264	588,048
Other contributions	15,171	456	65	20	15,712
Total liability	520,311	73,839	3,326	6,284	603,760

Current					85,374
Noncurrent					518,386

19.4        Estimated contributions and benefits:

The estimated contributions to the plans for 2015 are shown below:

2015
CPFL Paulista	89,275
CPFL Piratininga	26,177
CPFL Geração	1,899
RGE	7,792

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The estimated benefits to be paid by Fundação CESP and ELTROCEEE for the next 10 years are shown below:

Expected benefits payment (to be paid by Fundação CESP and ELETROCEEE)
	2015	2016	2017	2018	2019 to 2024	Total
CPFL Paulista	305,800	320,045	334,684	349,550	2,397,175	3,707,254
CPFL Piratininga	65,866	69,163	72,980	77,122	570,573	855,704
CPFL Geração	7,034	7,324	7,697	8,003	55,227	85,285
RGE	19,392	20,907	22,520	23,696	169,538	256,053

At December 31, 2014, the average duration of the defined benefit obligation was 9.2 years for CPFL Paulista, 10.8 years for CPFL Piratininga, 9.3 years for CPFL Geração and 10.2 years for RGE.

19.5        Recognition of income and expense for defined benefit pension plans:

The actuarial estimate of the expense and/or revenue to be recognized in 2015 and the expense recognized in 2014 is as follows:

	2015 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	1,270	3,880	188	(31)	5,307
Interest on actuarial obligations	420,314	109,333	9,753	30,895	570,295
Expected return on plan assets	(367,541)	(102,525)	(9,488)	(30,670)	(510,224)
Total expense (income)	54,043	10,688	453	194	65,378

	2014 Realized
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	1,160	3,937	152	(43)	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	546,013
Expected return on plan assets	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Effect of the limit on the assets to be accounted for	-	-	134	-	134
Total expense (income)	40,365	7,979	77	(256)	48,165

The main assumptions taken into consideration in the actuarial valuations for the two years presented were as follow:

	December 31, 2014	December 31, 2013

Nominal discount rate for actuarial liabilities:	11.46% p.a.	11.72% p.a.
Nominal return rate on plan assets:	11.46% p.a.	11.72% p.a.
Estimated rate of nominal salary increase:	8.15% p.a.	7.10% p.a.
Estimated rate of nominal benefits increase:	0.0% a .a.	0.0% p .a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-83
Biometric table for the onset of disability:	Low light	Mercer Disability
Expected turnover rate:	ExpR_2012*	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible
(*) FUNCESP experimence, with uniform aggravation of 15% between the ages of 30 and 40, and null from 45 years of age

19.6        Plan assets:

The following tables show the allocation (by asset segment) of the assets of the CPFL group pension plans, at December 31, 2014 and 2013 managed by Fundação CESP and ELETROCEEE. It also shows the distribution of the collateral resources established as a target for 2015, in the light of the macroeconomic scenario in December 2014.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Assets managed by the plans as follows:

	Assets managed by Fundação CESP								Assets managed by ELETROCEEE
	CPFL Paulista e CPFL Geração				CPFL Piratininga				RGE
	Quoted in an active market		Not quoted in an active market		Quoted in an active market		Not quoted in an active market		Quoted in an active market		Not quoted in an active market
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Fixed rate	75%	73%	-	-	78%	73%	-	-	61%	61%	-	-
Government bonds	65%	63%	-	-	65%	63%	-	-	42%	40%	-	-
Corporate bonds (financial institutions)	5%	6%	-	-	9%	6%	-	-	5%	5%	-	-
Corporate bonds (non financial institutions)	1%	2%	-	-	2%	2%	-	-	8%	8%	-	-
Multimarket funds	2%	2%	-	-	2%	2%	-	-	6%	8%	-	-
Other fixed income investments	2%	1%	-	-	-	1%	-	-	-	-	-	-
Variable income	18%	21%	-	-	18%	21%	-	-	23%	24%	-	-
CPFL Energia´s shares	6%	8%	-	-	5%	8%	-	-	-	-	-	-
Investment funds - shares	12%	13%	-	-	13%	13%	-	-	23%	24%	-	-
Structured investments	-	-	-	-	-	-	-	-	14%	14%	-	-
Equity funds	-	-	-	-	-	-	-	-	12%	12%	-	-
Real state funds	-	-	-	-	-	-	-	-	1%	1%	-	-
Multimarket funds	-	-	-	-	-	-	-	-	1%	1%	-	-
Real estate	-	-	4%	3%	-	-	2%	3%	-	-	1%	1%
Loans to participants	-	-	2%	2%	-	-	2%	2%	-	-	1%	1%
Other assets	-	-	1%	1%	-	-	-	1%	-	-	-	-
Escrow deposits and othes	-	-	1%	1%	-	-	-	1%	-	-	-	-
	93%	94%	7%	6%	96%	94%	4%	6%	98%	98%	2%	2%

The plan assets do not include any properties occupied by the Company. The fair value of the shares stated on the line "Shares of CPFL Energia" in the assets managed by Fundação CESP is R$ 288,061 in December 31, 2014 (R$ 378,225 in December 31, 2013).

	Target for 2015
	Fundação CESP		Fundação ELETROCEEE
	CPFL Paulista e CPFL Geração	CPFL Piratinga	RGE

Fixed income investments	70.2%	73.2%	65.0%
Variable income investments	22.2%	20.3%	20.0%
Real state	3.4%	1.6%	1.0%
Loans	1.5%	2.0%	1.0%
Structured investments	2.2%	2.3%	13.0%
Investments abroad	0.5%	0.6%	0.0%
	100.0%	100.0%	100.0%

The allocation target for 2015 was based on the recommendations for allocation of assets made at the end of 2014 by Fundação CESP and ELETROCEEE, in its Investment Policy. This target may change at any time during 2015, in the light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. This tool also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets. ELETROCEEE uses the same tool.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plans’ assets and the estimated profitability in the long term is based on this allocation and on the assumptions of the assets’ profitability.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

19.7        Sensitivity analysis:

The significant actuarial assumptions for determining the defined benefit obligation are discount rate, anticipated salary increase and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

The sensitivity analysis may not represent the actual change in the defined benefit liability, as it is improbable that the change would occur to isolated assumptions, as certain assumptions may be correlated.

Furthermore, in the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculate using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the balance sheet.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points higher (lower) and if life expectancy were to increase (decrease) in one year for men and women:

Assumption	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total

Defined benefit obligation	3,820,563	986,972	88,621	279,283	5,175,439

Assumption	Assumptions report (A)	Increase / (Decrease) (B)	Intended (A+B)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Increase (decrease) of total defined benefit plan obligation
Nominal discount (p.a.)	11.46%	-0.25%	11.21%	88,503	27,097	2,093	7,184	124,877
		0.25%	11.71%	(84,949)	(25,851)	(2,007)	(6,872)	(119,679)

Life expectancy (years)	AT-2000(-10)	-1 ano		(55.623)	(12,248)	(979)	(3,891)	(72,741)
		+1 ano		80.819	15,228	2,115	4,038	102,200

19.8        Investment risk:

The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP, which is the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans), match between assets e liabilities.

Management of the Company’s benefit plans is monitored by the Investment and Pension Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by the Fundação CESP investment managers, which happens quarterly, at least.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's Investment Policy imposes additional restrictions (along those established by law) which define the percentage of diversification for investments in assets issued or underwritten by the same legal entity.

(20)   REGULATORY CHARGES

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

	Consolidated
	December 31, 2014	December 31, 2013
Fee for the use of water resources	1,676	1,590
Global reverse fund - RGR	15,993	15,983
ANEEL inspection fee	1,553	1,869
Energy development account - CDE	24,570	12,937
FUST and FUNTEL	2	-
Total	43,795	32,379

(21)   TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	December 31, 2014	December 31, 2013
Current
ICMS (State VAT)	266,489	117,895
PIS (tax on revenue)	15,096	10,156
COFINS (tax on revenue)	69,701	45,892
IRPJ (corporate income tax)	35,304	62,771
CSLL (social contribution tax)	22,242	29,659
PIS (REFIS)	-	4,100
COFINS (REFIS)	-	18,886
Other	27,434	28,704
Total	436,267	318,063

Noncurrent
PIS (REFIS)	-	5,807
COFINS (REFIS)	-	26,748
Total	-	32,555

Tax Recovery Program - REFIS - Law 11,941/2009

Law 12,865/13 was published on October, 2013, reopening the period for enrollment in the Tax Recovery Program - REFIS, the subsidiaries CPFL Paulista and CPFL Piratininga acceded to the program for reduction and financing of federal taxes in relation to tax suits - PIS and COFINS on Sector Charges - CCC/CDE - non-cumulative system of the total amount of R$ 57,465, obtaining a discount on interest and fines of R$ 36,823, recorded in financial income (note 29).

In June 2014, Law 12,966 was introduced establishing the option of settling 70% of the balance of installment payments in process with own tax loss carry forwards or between holding companies and subsidiaries.

In November 2014, the subsidiaries CPFL Paulista and CPFL Piratininga settled the total balance of R$ 40,006 thousand, R$ 12,001 by financial settlement and R$ 28,005 with deferred tax loss carry forwards of CPFL Energia.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(22)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2014		December 31, 2013
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	124,261	82,857	119,707	80,516

Civil
Various	172,564	120,696	149,735	174,961

Tax
FINSOCIAL	27,585	77,576	25,682	73,633
Income tax	120,054	829,589	128,332	779,899
Other	9,774	51,755	20,555	33,785
	157,413	958,920	174,568	887,318

Other	36,620	4	23,985	384

Total	490,858	1,162,477	467,996	1,143,179

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2013	Addition	Reversal	Payment	Monetary restatement	Business combination	December 31, 2014
Labor	119,707	81,992	(35,513)	(57,453)	15,528	-	124,261
Civil	149,735	126,363	(35,322)	(105,917)	22,703	15,001	172,564
Tax	174,568	8,223	(27,665)	(7,712)	10,000	-	157,413
Other	23,985	39,427	(10,000)	(16,918)	126	-	36,620
	467,996	256,005	(108,500)	(188,000)	48,356	15,001	490,858

The provision for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the Management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

i.      Labor: the main labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims).

ii.    Civil:

Bodily injury: mainly refer to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase: corresponds to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Ordinances 38 and 45, on February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

iii.   Tax:

FINSOCIAL: relates to legal challenges of the subsidiary CPFL Paulista of the rate increase and collection of FINSOCIAL during the period June 1989 to October 1991.

Income tax: the provision of R$ 120,094 (R$ 108,782 at December 31, 2013) recognized by the subsidiary CPFL Piratininga refers to the lawsuit in relation to the tax deductibility of CSLL in determination of corporate income tax - IRPJ.

Other – tax: refers to other suits in progress at the judicial and administrative levels resulting from of the subsidiaries' operations, in relation to INSS, FGTS and SAT tax issues.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Possible losses

The Company and its subsidiaries are parties to other suits in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2014, were as follows: (i) R$ 459,303 labor (R$ 244,277 at December 31, 2013) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 481,575 civil (R$ 413,850 at December 31, 2013) are related mainly to bodily injury, environmental impacts and tariff increases; and (iii) R$ 3,216,981 tax (R$ 2,704,881 at December 31, 2013), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income taxes, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP estimated amounting R$ 1,008,733, for which CPFL Paulista has a linked escrow deposit of R$ 703,073 and (iv) R$ 37,739 regulatory at December 31, 2014 (R$ 27,628 at December 31, 2013).

In the possible regulatory loss mainly included the collection of the system service charge - ESS, established in the CNPE Resolution 03 of March 6, 2013. In relation to which, through the Brazilian Association of Independent Electric Energy Producers - APINE and the Brazilian Association for Generation of Clean Energy - ABRAGEL, the Company's subsidiaries and joint ventures obtained an injunction suspending collection of the charge.  The Company's legal counsel classified the risk of loss as possible.  The total amount of the risk is R$ 18,465, manly related to for the indirect subsidiaries CPFL Renováveis (R$ 12,642), Ceran (R$ 4,679), and Paulista Lajeado (R$ 1,106).

Escrow deposits: income tax: of the total amount of R$ 829,589, R$ 703,073 (R$ 648,861 at December 31, 2013) refers to the discussion of the deductibility for federal tax purposes of expense recognized in 1997 in respect of the commitment made by the subsidiary CPFL Paulista to the employees’ pension plan in relation to Fundação CESP, in function of the renegotiation of the debt in that exercise. On consulting the Brazilian Federal tax authority, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. As a result of that procedure, the subsidiary was assessed by the tax inspectors and, as a result of that procedure, the subsidiary was assessed by the tax inspectors. This discussion was responsible for some other unfavorable court decisions and the subsidiary offered escrow deposits in guarantee. Based on the updated position of the legal counsel in charge of the case and Management’s opinion the risk of loss is classified as possible.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent current forecast.

(23)   PUBLIC UTILITIES

	Consolidated
Company	December 31, 2014	December 31, 2013	Number of remaining installments
CERAN	84,992	83,176	255

Current	4,000	3,738
Non current	80,992	79,438

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(24)   OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Consumers and concessionaires	49,710	43,804	-	-
Energy efficiency program - PEE	267,123	218,419	13,370	11,537
Research & Development - P&D	105,125	164,180	12,389	4,842
National scientific and technological development fund - FNDCT	1,469	1,966	-	-
Energy research company - EPE	734	982	-	-
Fund of reversal	-	-	17,750	17,750
Advances	85,683	34,879	23,849	-
Provision for socio-environmental costs and decommissioning of assets	-	-	49,938	34,471
Payroll	12,232	17,639	-	-
Profit sharing	55,659	36,601	7,413	4,171
Collections agreement	91,889	73,240	-	-
Guarantees	-	-	31,479	29,133
Advance CDE	35,053	9,246	-	-
Business combination	70,419	10,477	16,152	-
Other	60,844	52,095	11,425	1,981
Total	835,941	663,529	183,766	103,886

Consumers and concessionaires: refers to liabilities in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research and Development and Energy Efficiency Programs:  the subsidiaries recognize liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs.  These amounts are subject to monthly restatement at the SELIC rate, to realization.

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before of the energy or service has actually been provided or delivered.

Provision for socio-environmental costs and decommissioning of assets: refers mainly to reserve recorded by CPFL Renováveis in relation to socio-environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are reserved for against fixed assets and will be depreciated over the remaining useful life of the asset.

Profit-sharing: mainly comprised by:

i.      in accordance with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance;

ii.     Long-term incentive program: In July 2012, the Company’s Board of Directors approved the long-term incentive program for executives, consisting of a plan to grant phantom stock options and awards in funds, in accordance with the appreciation of the Company’s shares in relation to an amount calculated.

The plan does not cater for share distribution to the executives and only uses them for purposes of monitoring the targets laid down in the Company's long-term strategic plan, also approved by the Board of Directors.

The plan will run from 2012 to 2018 and certain Company executives who are exercising their duties on the grant date will be eligible.  The grant is annual and the vesting period for conversion into premiums will be from the second, third or fourth year after the grant date, with an option for 1/3 of the shares per year. Any failure to meet expectations in a conversion may be accumulated in subsequent vesting, up to the limit of the respective grant.

The program provides for partial realization, if a minimum of 80% of the estimates of the strategic plan is reached, involving reduction of the award to the percentage reached, as well as the possibility of exceeding them, with a ceiling of 150% in accordance with the same criteria.

Business acquisition: Refers to the amounts recorded by the subsidiary CPFL Renováveis, mainly in relation to the acquisition of minority interests amounting R$ 71,490. This amount is derived from the merger of WF2 (Note 13) on October 1, 2014. Before WF2’ acquisition by CPFL Renvováveis the acquired signed an agreement for the purchase of shares and other covenants from  the noncontrolling shareholders of DESA, holders of 21.14% of the voting and total capital by that time, by this agreement, the non-controlling shareholders of DESA  undertake to dispose of all their shares by the total amount of R$ 203,000, and under the terms and subject to the conditions established in the agreement. The remaining amount of R$ 71,490 outstanding at December 31, 2014 will be realized in five quarterly installments, the last of which is comes due on January 29, 2016. The amount of each quarterly installment will be corrected at the CDI rate on a pro rata basis, +1.2% a year, on a pro rata basis.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(25)   SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity as of December 31, 2014 and 2013 are shown below:

	Number of shares
	December 31, 2014		December 31, 2013
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	477,700	0.05	487,700	0.05
Camargo Correa S.A.	837,860	0.09	837,860	0.09
ESC Energia S.A.	234,092,930	24.33	234,092,930	24.33
Bonaire Participações S.A.	1,200,000	0.12	6,308,790	0.66
Energia São Paulo FIA	141,929,430	14.75	136,820,640	14.22
Fundação Petrobras de Seguridade Social - Petros	1,759,900	0.18	1,759,900	0.18
Fundação Sistel de Seguridade Social	19,500	0.00	19,500	0.00
BNDES Participações S.A.	64,842,768	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Members of the Board of Directors	800	0.00	-	-
Members of Executive Board	102,300	0.01	102,350	0.01
Other shareholders	177,899,650	18.49	177,890,400	18.49
Total	962,274,260	100.00	962,274,260	100.00

25.1        Change in capital - controlling shareholder group:

On June 28, 2014, the shareholder Bonaire Participações S.A. issued a Notice to Shareholders to communicate the approval of a reduction of R$ 206,541 in its capital, with no cancellation of shares. The shareholders were reimbursed as follows: (i) R$ 171,339 in cash, (ii) R$ 35,202 by delivery of 5,108,790 (five million, one hundred and eight thousand seven hundred and ninety) Company´s common shares not tied to the Company's shareholders' agreement, which were held by Bonaire.

25.2        Capital reserves:

Refers basically to: (i) R$ 228,322  related to the CPFL Renováveis business combination in 2011,  (ii) effect of the public offer of shares, in 2013, in the subsidiary CPFL Renováveis, as mentioned in note 13, amounting to R$ 59,308, as a result of the dilution in the indirect interest in CPFL Renováveis,  (iii) effect of DESA acquisition through the issuance of shares of CPFL Renováveis, in 2014, as mentioned in note 13, amounting R$ 180,297, and (iv) other transactions between shareholders without changes in control,
R$ 155. In accordance with ICP 09 (R2) and IFRS 10 / CPC 36, these effects were accounted for as transactions between shareholders and recorded directly in Company Shareholder’s Equity.

25.3        Profit reserves:

Is comprised of:

i.        Legal reserve, amounting to R$ 605,811.

ii.      Statutory reserve – financial asset of concession: the distribution subsidiaries record profit or loss the change in the expected cash flow from the financial asset of concession, however the financial realization will occur at the end of the concession, through the indemnification of the concession, by the Granting Authority. As result, the Company retains statutory reserve – financial asset of concession of the amounts, supported by article 194 of Law 6404/76, until the receipt the financial asset. This statutory reserve amounts R$ 330,437 as of December 31, 2014.

iii.     Earnings retained for investment: On December 31, 2013, the Company retained R$108,987 for investments. In August 2014, it was noted that this reserve was no longer required for the purpose for which it was intended and the amount was realized in August 31, 2014 and comprised the basis for distribution of an interim dividend.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

25.4        Other comprehensive income:

The accumulated comprehensive income is comprised of:

a)     Deemed cost: Relates to recognition of the added value of the deemed cost of the generators' property, plant and equipment, of R$ 483,610;

b)    Post-employment benefit obligation: The amount of R$ 337,718 refers to the effects recorded directly in the comprehensive income, according to IAS 19 / CPC 33 (R2).

25.5        Dividends

The Annual and Extraordinary General Meeting held on April 29, 2014 approved the allocation of net income for the year for 2013 and declared dividends of R$ 930,851, of which R$ 363,049 relate to the interim dividend declared of June 2013, plus an additional dividend of R$ 567,802.

In accordance with the by-laws and based on the income for the first half-year of 2014, the Board of Directors on August 27, 2014, approved the declaration of an interim dividend of R$ 422,195, attributing the amount of R$ 0, 438746730 to each share paid on October 1, 2014.

The Company paid R$ 986,811 in 2014 basically in respect of the dividends declared at December 31, 2013 and June 30, 2014.

25.6        Allocation of net income for the year:

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

The proposed allocation of net income is shown below:

R$
Net income - Parent company	949,177
Realization of comprehensive income	26,055
Prescribed dividend	5,722
Net income base for allocation	980,954
Legal reserve	(47,459)
Earnings retained for investment	108,987
Interim dividend	(422,195)
Statutory reserve - financial asset of concession	(65,400)
Statutory reserve - working capital improvement	(554,888)

Since the amount of R$ 422,195 (44.5% of net income of the year), more than the obligatory dividend, has already been distributed as dividends for the year, and in view of (i) the current adverse economic scenario, (ii) the unpredictability of the hydrological situation and (iii) the uncertainties about the market projections of the distributors due to the energy efficiency campaigns and extraordinary tariff increases, Company Management proposes allocation of R$ 554,888 to the statutory - working capital improvement.

(26)   EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share for the years ended December 31, 2014 and 2013 was based on the net income attributable to controlling shareholders and the average weighted number of common shares outstanding during the years. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

	2014	2013
Numerator
Net income attributable to controlling shareholders	949,177	937,419
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260
Net income per share - basic	0.99	0.97

Numerator
Net income attributable to controlling shareholders	949,177	937,419
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(17,265)	(25,016)
Net income attributable to the Controlling Shareholders	931,912	912,403

Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260
Net income per share - diluted	0.97	0.95
(*)Proportional to the percentage of the Company's interest in the subsidiary in each period presented

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly subsidiary CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would have been converted into common shares of each subsidiary at the beginning of the year. The share-based payments granted at  the subsidiary CPFL Renováveis shares have anti-dilutive impact at each year.

(27)   OPERATING REVENUE

	Consolidated
	Number of consumers (*)		In GWh (*)		R$ thousand
Revenue from eletric energy operations	2014	2013	2014	2013	2014	2013
Consumer class
Residential	6,732,715	6,523,553	16,501	15,426	6,533,590	5,710,050
Industrial	56,920	58,565	14,144	14,691	3,871,868	3,605,079
Commercial	483,204	491,057	9,437	8,837	3,471,225	2,956,069
Rural	243,275	245,687	2,326	2,081	496,790	415,075
Public Administration	50,538	49,443	1,295	1,234	476,557	407,094
Public Lighting	9,917	9,596	1,622	1,586	315,072	284,346
Public Services	8,155	7,961	1,861	1,820	566,719	486,609
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	(84,017)	(59,731)
Billed	7,584,724	7,385,862	47,187	45,675	15,647,804	13,804,591
Own comsuption	-	-	34	34	-	-
Unbilled (net)	-	-	-	-	63,142	73,536
Emergency charges - ECE/EAEE	-	-	-	-	2	(254)
Reclassification to network usage charge - TUSD - captive consumers	-	-	-	-	(5,464,570)	(5,287,096)
Electricity sales to final consumers	7,584,724	7,385,862	47,221	45,709	10,246,379	8,590,776

Furnas Centrais Elétricas S.A.			3,026	3,026	477,775	441,961
Other concessionaires and licensees			9,628	10,918	1,690,711	1,874,482
Current electric energy			2,334	1,031	976,377	205,976
Electricity sales to wholesaler´s			14,987	14,975	3,144,864	2,522,419

Revenue due to network usage charge - TUSD - captive consumers					5,464,570	5,287,096
Revenue due to network usage charge - TUSD - free consumers					990,815	965,737
(-) Adjustment of revenue surplus and excess responsive					(18,045)	(14,587)
Revenue from construction of concession infrastructure					944,997	1,004,399
Sector financial asset and liability (Note 8)					910,720	-
Resources provided by the energy development account - CDE					771,018	627,832
Other revenue and income					341,061	355,694
Other operating revenues					9,405,136	8,226,172
Total gross revenues					22,796,379	19,339,367
Deductions from operating revenues
ICMS					(3,106,928)	(2,777,486)
PIS					(335,937)	(271,301)
COFINS					(1,547,783)	(1,247,439)
ISS					(7,583)	(5,545)
Global reversal reserve - RGR					(2,362)	(3,791)
Fuel consumption account - CCC					-	(34,432)
Energy development account - CDE					(271,577)	(155,249)
Research and development and energy efficiency programs					(117,683)	(111,243)
PROINFA					(100,569)	(99,244)
Emergency charges - ECE/EAEE					(2)	253
IPI					(10)	(34)
FUST e FUNTEL					(2)	-
					(5,490,436)	(4,705,511)

Net revenue					17,305,942	14,633,856
(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

In accordance with ANEEL’s Order nº 4,097 of December 30, 2010, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, with the title “Revenue due to Network Usage Charge - TUSD captive consumers”.

27.1        Adjust of revenue of excess and surplus revenue of reactive:

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution n° 463 of November 22, 2011, determined that revenue received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as Special Obligations and will be amortized from the next tariff review.

In accordance with ANEEL Order nº 4,991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the distributors subsidiaries adjusted revenue of excess and surplus revenue of reactive, reducing the accounts of “Electricity sales to final consumers” and “Revenue due to Network Usage Charge - TUSD free consumers” against the item reducing of intangible assets (“Special Obligations”).

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for advance final relief was granted and the order to account for income from excess demand and excess reactive as special obligations was suspended. The suspensive effect applied for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended. The subsidiaries are awaiting the court’s decision on the final treatment of this income, and at December 31, 2014, these amounts are still recorded under Special Obligations, according to CPC 25 and IAS 37, net disclosed in intangible assets of concession.

27.2        Periodic tariff revision (“RTP”) e Annual adjustment (“RTA”):

		2014		2013
Distributor	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	17.18%	17.23%	5.48%	6.18%
CPFL Piratininga	October	19.73%	22.43%	7.42%	6.91%
RGE	June	21.82%	22.77%	-10.32%	-10.64%
CPFL Santa Cruz	February	14.86%	26.00%	9.32%	-0.94%
CPFL Leste Paulista	February	-7.67%	-5.32%	6.48%	3.36%
CPFL Jaguari	February	-3.73%	3.70%	2.71%	2.68%
CPFL Sul Paulista	February	-5.51%	0.43%	2.27%	2.21%
CPFL Mococa	February	-2.07%	-9.53%	7.00%	5.10%

a)     Represents the average effect perceived by consumers, in accordance with ANEEL resolutions, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (unaudited).

27.3        Extraordinary Tariff Review (“RTE”):

In order to encompass the effects Law 12,783 of January, 2013 – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

Distributor	Resolution n°	Effect perceived by consumers (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Leste Paulista	1,450	-25.33%
CPFL Jaguari	1,451	-24.38%
CPFL Sul Paulista	1,449	-26.42%
CPFL Mococa	1,453	-23.83%

(*) Unaudited information

27.4        Resources provided by the Energy Development Account - CDE:

Law 12,783 determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 771,018 was recorded in 2014 (R$ 627,832  in 2013), being R$ 78,028 for the low income subsidy (R$ 69,231 in 2013) and R$ 692,990 for other tariff discounts (R$ 558,600 in 2013), set against accounts receivable – Resources provided by the Energy Development Account – CDE/CCEE (note 12) and accounts payable – CDE (note 24).

(28)   COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity purchased for resale	2014	2013	2014	2013
Itaipu Binacional	10,417	10,719	1,383,604	1,298,210
Current electric energy	5,074	2,974	3,018,523	726,936
PROINFA	1,043	1,019	264,068	233,152
Energy purchased of bilateral contracts and through action in the regulated market	42,345	42,980	8,837,459	6,786,524
Resources provided by the energy development account - CDE/CCEE		-	(2,340,912)	(827,578)
Credit of PIS and COFINS	-	-	(1,005,106)	(748,526)
Subtotal	58,879	57,692	10,157,635	7,468,718

Electricity network usage charge
Basic network charges			727,341	559,631
Transmission from Itaipu			37,896	34,716
Connection charges			44,834	44,470
Charges of use of the distribution system			33,147	29,542
System service charges - ESS			(326,248)	554,865
Reserve energy charges			10,898	33,194
Resources provided by the energy development account - CDE			(1)	(458,792)
Credit of PIS and COFINS			(42,372)	(69,655)
Subtotal			485,495	727,969

Total			10,643,130	8,196,687

(*) Unaudited information

Resources provided by the CDE – Law 12,783/2013, Decrees 7,945/2013, 8,203/2014, 8,221/2014 and Order 3,998/2014:

Due to the unfavorable hydropower conditions from the end of 2012, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants was set at the highest level. In view of this and considering the concessionaires’ exposure in the short-term market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the energy cost of the distributors increased significantly in 2012, 2013 and 2014.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree 7,945, amended by Decree 8,203/14 and further by Decree 8,221/14, which made certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

i.      pass-through of CDE funds to the distribution concessionaires in relation to the exposure in the hydrologic risk,  involuntary exposure, ESS – Energy Security, CVA ESS and Energy for the year of 2013 and January 2014;

ii.      pass-through to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014 to December 2014. Additionally, Order 3,998 of September 30, 2014 included the hydrological risk of the renewed energy quotas as involuntary exposure, from July 2014

A total amount of R$ 2,340,913 was recognized in 2014 as a result of these regulations (R$ 1,286,370 in 2013).

The effects of these items were registered as a reduction of the cost of electric energy under CDE/CCEE contribution against other credits under Accounts receivable - CDE/CCEE contribution (Note 12), in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance / CPC 07 Government Grants and Assistance.

In addition to the CDE contributions, the distribution subsidiaries received, via the CCEE, the financial excess of the Energy Reserve Account - CONER, regulated by REN 613/2014. The amount of R$ 437,297 is recorded under "System service charge – ESS" in 2014.

In the tariff review of April 2013 for the subsidiary CPFL Paulista, through Order 1144/2013, ANEEL granted full coverage of the positive balances of CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013. In the tariff review of October 2013 for the subsidiary CPFL Piratininga, through Order 1638/2013, ANEEL granted partially coverage of the positive amounts of the CVA calculated on energy purchased and the ESS charge for October 2012 to October 2013.

The resources provided by the CDE recognized in 2014 and 2013 are shown in the following table, per distributor controlled by the Company:

	2014
	Electricity purchased for resale				Electricity network usage charge
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review	System service charges - ESS	System service charges - ESS - tariff review	Total
CPFL Paulista	849,901	(6,241)	229,335	-	6	-	1,073,001
CPFL Piratininga	391,476	(357)	354,079	-	2	-	745,200
CPFL Santa Cruz	66,403	13	20,344	-	-	-	86,760
CPFL Leste Paulista	6,580	4	(4)	-	(10)	-	6,570
CPFL Sul Palista	6	5	11	-	-	-	22
CPFL Jaguari	(1,539)	(48)	2,001	-	-	-	414
CPFL Mococa	-	2	-	-	-	-	2
RGE	428,054	(98)	986	-	3	-	428,945
Total	1,740,881	(6,720)	606,752	-	1	-	2,340,913

	2013
	Electricity purchased for resale				Electricity network usage charge
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review	System service charges - ESS	System service charges - ESS - tariff review	Total
CPFL Paulista	161,087	10,868	-	327,252	217,464	44,207	760,878
CPFL Piratininga	76,735	395	-	167,901	88,166	(122)	333,076
CPFL Santa Cruz	8,689	(28)	-	15,514	16,082	(5,323)	34,934
CPFL Leste Paulista	1,092	(6)	-	-	6,487	-	7,573
CPFL Sul Palista	-	(11)	-	-	3,621	-	3,610
CPFL Jaguari	2,537	98	-	-	4,631	-	7,267
CPFL Mococa	-	(6)	-	-	2,717	-	2,711
RGE	53,593	(287)	-	2,153	72,310	8,553	136,321
Total	303,734	11,023	-	512,821	411,476	47,316	1,286,370

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(29)   OPERATING COSTS AND EXPENSES COST OF ELECTRIC ENERGY

	Parent Company
	Operating expense
	General
	2014	2013
Personnel	18,142	13,867
Materials	28	22
Outside services	5,050	5,323
Depreciation and amortization	173	76
Other	2,783	3,338
Leases and rentals	138	127
Publicity and advertising	237	1,291
Legal, judicial and indemnities	865	1,081
Donations, contributions and subsidies	813	617
Other	729	222
Total	26,175	22,626

	Consolidated
					Operating expenses
	Operating costs		Services rendered to third parties		Sales		General		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Personnel	528,056	425,349	2	-	110,759	106,111	213,654	192,142	-	-	852,471	723,602
Employee pension plans	48,165	61,665	-	-	-	-	-	-	-	-	48,165	61,665
Materials	102,959	92,562	1,286	2,661	4,658	4,117	8,925	6,806	-	-	117,827	106,145
Outside services	172,422	178,809	2,511	2,464	109,264	100,301	241,826	205,450	-	-	526,022	487,024
Depreciation and amortization	767,117	664,601	-	-	32,049	33,689	75,779	59,964	-	-	874,946	758,253
Costs related to infrastructure construction	-	-	942,267	1,004,399	-	-	-	-	-	-	942,267	1,004,399
Other	53,640	44,531	(13)	(6)	145,968	132,379	233,446	464,253	328,000	285,148	761,041	926,304
Collection charges	264	-	-	-	54,070	52,372	-	-	-	-	54,334	52,372
Allowance for doubtful accounts	-	-	-	-	83,699	70,324	-	-	-	-	83,699	70,324
Leases and rentals	29,331	26,181	-	-	-	11	15,627	12,390	-	-	44,958	38,582
Publicity and advertising	736	871	-	-	127	212	17,262	13,179	-	-	18,125	14,262
Legal, judicial and indemnities	-	-	-	-	-	-	192,464	429,883	-	-	192,464	429,883
Donations, contributions, subsidies and penaulties	-	-	-	-	6,579	8,003	4,204	3,935	-	-	10,783	11,938
Inspection fee	-	-	-	-	-	-	-	-	20,894	27,422	20,894	27,422
Loss (gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	20,726	(39,253)	20,726	(39,253)
Intangible of concession amortization	-	-	-	-	-	-	-	-	285,018	296,977	285,018	296,977
Financial compensation for water resources utilization	14,835	10,515	-	-	-	-	-	-	-	-	14,835	10,515
Other	8,474	6,963	(13)	(6)	1,493	1,457	3,889	4,866	1,361	2	15,204	13,282
	1,672,359	1,467,516	946,052	1,009,518	402,698	376,597	773,630	928,614	328,000	285,148	4,122,739	4,067,393

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(30)   FINANCIAL INCOME AND EXPENSES

	Parent company		Consolidated
	2014	2013	2014	2013
Financial income
Income from financial investments	116,487	67,544	430,714	316,617
Arrears of interest and fines	-	5	146,992	143,429
Restatement of tax credits	6,878	1,221	25,309	8,425
Restatement of escrow deposits	15	448	74,500	118,406
Monetary and exchange adjustment	-	-	49,144	43,615
Adjustment to expected cash flow (note 11)	-	-	104,642	-
Discount on purchase of ICMS credit	-	-	17,382	21,446
PIS and COFINS on insterest on shareholders' equity	(12,699)	(15,093)	(12,809)	(15,368)
Other	7,175	3,512	54,563	62,637
Total	117,855	57,637	890,436	699,208

Financial expense
Debt charges	(143,039)	(83,614)	(1,542,593)	(1,291,762)
Monetary and exchange variations	(34)	(607)	(247,591)	(182,022)
Adjustment to expected cash flow (note 11)	-	-	-	(66,851)
(-) Capitalized borrowing costs	-	-	12,269	57,184
Public utilities	-	-	(10,649)	(11,690)
Other	(247)	(277)	(191,325)	(175,511)
Total	(143,319)	(84,497)	(1,979,890)	(1,670,651)

Net financial income (expense)	(25,464)	(26,860)	(1,089,454)	(971,443)

Interest was capitalized at an average rate of 8.12% p.a. in 2014 (8.24% p.a. in 2013) on qualifying assets, in accordance with CPC 20(R1) and IAS 23.

In the expense of monetary and exchange variations includes the effects of gains of R$ 160,052 (R$ 211,282 in 2013) on derivative instruments (note 35).

(31)   SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 show the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
2014
Net revenue	13,658,786	722,623	982,613	1,790,822	151,037	61	-	17,305,942
(-) Intersegment revenues	19,668	467,761	397,630	387,788	193,483	-	(1,466,329)	-
Income from electric energy service	1,602,519	482,214	231,280	205,108	45,072	(26,119)	-	2,540,073
Financial income	552,918	84,884	98,991	29,543	6,380	117,720	-	890,436
Financial expense	(849,774)	(482,671)	(464,713)	(29,104)	(10,221)	(143,407)	-	(1,979,890)
Income (loss) before taxes	1,305,663	144,112	(134,442)	205,547	41,230	(51,806)	-	1,510,304
Income tax and social contribution	(461,264)	(36,291)	(33,645)	(69,543)	(12,687)	(10,430)	-	(623,860)
Net income (loss)	844,400	107,820	(168,087)	136,003	28,543	(62,236)	-	886,443
Total assets (**)	16,724,269	4,414,196	11,601,754	507,960	828,184	1,022,454	-	35,098,816
Capital expenditures and other intangible assets	702,386	14,419	250,803	3,531	90,707	22		1,061,868
Depreciation and amortization	(577,753)	(136,447)	(432,267)	(4,471)	(8,760)	(265)	-	(1,159,964)

2013
Net revenue	11,563,700	601,980	802,011	1,579,893	84,622	1,649	-	14,633,856
(-) Intersegment revenues	15,354	323,658	281,913	264,891	116,184	-	(1,002,001)	-
Income from electric energy service	1,550,951	559,784	214,750	52,060	13,333	(21,103)	-	2,369,775
Financial income	504,463	40,005	55,083	27,665	13,876	58,115	-	699,208
Financial expense	(906,153)	(338,783)	(314,243)	(22,601)	(4,358)	(84,513)	-	(1,670,651)
Income (loss) before taxes	1,149,261	381,874	(44,410)	57,123	22,852	(47,500)	-	1,519,200
Income tax and social contribution	(423,712)	(69,937)	(10,607)	(21,399)	(6,881)	(37,627)	-	(570,164)
Net income (loss)	725,549	311,937	(55,017)	35,724	15,970	(85,127)	-	949,036
Total assets (**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Capital expenditures and other intangible assets	844,804	9,744	827,704	3,593	48,646	345	-	1,734,836
Depreciation and amortization	(564,538)	(133,514)	(348,355)	(4,106)	(4,632)	(86)	-	(1,055,231)

(*) Other – refers basically to the assets and transactions which are not related to any of the identified segments.

(**) Intangible assets (net of amortization) were allocated to their respective segments.

(32)   RELATED PARTIES TRANSACTIONS

The Company’s controlling shareholders are as follows:

•         ESC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•         Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•         Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•         BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries and associated companies, joint ventures under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)      Bank deposits and short-term investments: refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund, managed, by BB DTVM, among others.

b)      Loans and financing and debentures: relate to funds raised from the Banco do Brasil in accordance with notes 17 and 18. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 17 and 18.

c)      Other financial transactions: the amounts in relation to Banco do Brasil are bank costs and collection expenses.

d)      Purchase and sale of energy and charges: refers to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, in the free Market, are carried out under conditions regarded by the Company as similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. In the regulated market, the prices charged are set by mechanisms established by the Grantor.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

e)     Intangible assets, property, plant and equipment, materials and service: refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)     Advances: advances for investments in research and development.

g)    Intercompany loan: relates to (i) contracts with the jointly controlled entity EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity by November 2015 with annual interest of 8% + IGP-M.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 19).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures BAESA, ENERCAN and Foz do Chapecó the original maturities of June to December 2014 for the energy purchase invoices to January 2015.

The total remuneration of key management personnel in 2014, in accordance with CVM Decision nº 560/2008, was R$ 44,214 (R$ 33,680 in 2013). This amount comprises R$ 39,928 (R$ 36,382 in 2013) respect of short-term benefits, R$ 1,043 (R$ 973 in 2013) for post-employment benefits and an accrual of R$ 3,243 (reversal of accrual of R$ 3,675 in 2013) for other long-term benefits.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

	Consolidated
	Asset		Liability		Income		Expense
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	2014	2013	2014	2013
Bank deposits and short-term investments
Banco do Brasil S.A.	161,832	115,968	-	-	12,126	6,331	2	-

Loans and financing, debentures and derivatives contracts
Banco do Brasil S.A.	-	-	1,322,926	1,638,769	-	-	174,673	88,646

Other financial transactions
Banco do Brasil S.A.	-	-	-	-	-	1,224	6,271	6,031
JBS S/A (*)	-	-	-	-	-	78	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	-	-	3,228	-
Foz do Chapecó Energia S.A.	-	-	-	-	-	-	6,262	1,277
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	5,005	1,021

Advances
BAESA – Energética Barra Grande S.A.	-	-	826	862	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,170	1,222	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,436	1,496	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	526	549	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	40	24	-	-	1,342	1,048
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	826	-
Baguari I Geração de Energia Elétrica S.A.	-	-	5	5	-	-	252	234
Braskem S.A.	-	-	-	-	694	20,916	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	757	636
Caetité 3 Energia Renovável S.A.	-	-	-	5	-	-	765	642
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	914	1,044
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	782	-
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	914	-
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	848	-
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	901	-
Companhia de Eletricidade do Estado da Bahia – COELBA	833	728	-	-	12,606	12,427	-	-
Companhia Energética de Pernambuco - CELPE	920	545	-	-	6,304	19,096	-	-
Companhia Energética do Rio Grande do Norte - COSERN	280	223	-	191	2,404	8,125	1,063	1,070
Eldorado Brasil Celulose S.A.	-	-	-	-	1,050	-	-	-
Energética Águas da Pedra S.A.	-	-	117	120	-	-	3,959	3,746
Estaleiro Atlântico Sul S.A.	-	-	-	-	7,584	6,106	-	-
Fras-le	-	-	-	-	-	6	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	155	145
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	617	523
MULTINER S/A	-	-	-	-	-	207	-	-
NC ENERGIA S.A.	-	-	-	-	1,837	22,576	-	-
Raposo Tavares	-	-	-	-	-	21	-	-
Rio PCH I S.A.	-	-	217	220	-	-	7,441	7,066
SE Narandiba S.A.	-	-	-	-	-	-	142	117
Serra do Facão Energia S.A. - SEFAC	-	-	470	547	-	-	19,837	18,602
Tavex Brasil S.A	-	-	-	-	8,087	11,368	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	188	178	557	346	7,056	6,280
Vale Energia S.A.	7,371	6,960	-	-	87,077	89,671	-	-
VALE S.A.	-	-	-	-	-	-	7,483	1,419
BAESA – Energética Barra Grande S.A.	-	-	89,202	29,568	-	-	101,263	75,951
Foz do Chapecó Energia S.A.	1,430	-	172,804	111,019	16,841	3,936	311,878	327,385
ENERCAN - Campos Novos Energia S.A.	583	544	154,678	103,252	6,702	9,376	221,590	232,815
EPASA - Centrais Elétricas da Paraiba	-	2	28,632	17,094	24,363	75,781	214,978	107,348

Intangible assets, Property, plant and equipment, Materials and service
Banco do Brasil S A	-	-	-	-	-	-	163	-
Barrocão Empreendimento Imobiliário SPE Ltda.	-		-	-	-	67	-	-
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	2	-	-	-	50	-	-
BRASKEM Qpar S.A.	-	-	-	-	15	-	-	-
CCDI 29 Empreendimento Imobiliário Ltda	-	-	-	-	31,500	-	-	-
Celesc - Centrais Elétricas Sta Catarina	-	-	-	-	-	-	-	1,078
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	11	85	35	36	50	1,002	4	27
Companhia Energética do Rio Grande do Norte - COSERN	-	-	-	-	19	-	-	-
Concessionária do Sistema Anhanguera - Bandeirante S.A. (*)	-	-	-	-	-	-	-	50
Embraer	-	-	-	-	-	36	-	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	12	-	-	-
Ferrovia Centro-Atlântica S.A.	-	507	-	-	-	1,526	-	-
HM 11 Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	9	-	-
HM 12 Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	9	-	-
HM 25 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	63	-	-
HM Engenharia e Construções S.A.	-	-	-	-	24	-	-	-
Hortolândia 4A Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	41	-	-
Indústrias Romi S.A.	4	4	-	-	45	43	-	-
InterCement Brasil S.A	-	-	-	-	60	53
Itaúsa	-	-	-	-	-	-	-	270
Jaguariúna III Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	56	-	-
LUPATECH	-	-	-	-	-	-	-	3
Randon	-	-	76	-	-	-	76	-
Renovias Concessionária S.A. (*)	-	-	-	-	-	-	-	6
Rodovias Integradas do Oeste - SP Vias (*)	-	26	-	28	-	300	-	-
MRS Logística S.A	119	-	-	-	119	168	-	-
Petrobrás	-	9	-	-	-	208	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.(*)	-	306	-	-	-	627	-	-
TOTVS S.A.	-	-	2	42	-	-	70	2,766
Ultrafértil S.A	149	-	-	-	226	-	-	-
Vale Fertilizantes S.A	18	-	-	-	36	-	-	-
BAESA – Energética Barra Grande S.A.	-	66	-	-	1,465	1,367	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	1,491	1,499	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,465	1,367	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	393	-	-	-	715	5,185	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	94,385	86,655	-	-	10,629	5,585	-	-
Noncontrolling shareholder - CPFL Renováveis	6,281	6,862	-	-	864	1,041	-	-

Dividend and interest on shareholders´ equity
BAESA – Energética Barra Grande S.A.	96	48	-	-	-	-	-	-
Chapecoense Geração S.A.	12,128	21,744	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	24,816	16,054	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	14,891	14,891	-	-	-	-	-	-

(*) Related part until 2013

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(33)   INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

		Consolidated
Description	Type of cover	2014	2013
Non current assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engeneering risk	6,810,183	6,241,881
Transport	National transport	299,487	634,171
Stored Materials	Fire, lightning, explosion and robbery	170,300	262,883
Automobiles	Comprehensive cover	4,962	5,327
Civil Liability	Electric energy distributors	168,000	166,000
Personnel	Group life and personal accidents	193,020	163,597
Other	Operational risks and other	279,897	311,755
Total		7,925,850	7,785,615
Information not examined by the independent auditors.

(34)   RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Company’s Corporate Risk Management model in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policies are established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Company's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted. The main market risk factors affecting the businesses are as follows:

Exchange rate risk: this risk derives from the possibility of the subsidiaries to incur in losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in note 35. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Interest rate risk: this risk derives from the possibility of the Company and its subsidiaries to incur in losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 35.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of energy shortages: the energy sold by the subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of water levels and resulting in losses due to the increased cost of energy purchased or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001. The hydrological situation in the Southeast, Mid-West and Northeast regions, are unfavorable on the beginning of 2015. Consequently, the current energy scenario for the Interconnected System requires attention and monitoring, especially during the wet season of these regions, which ends in April.

Risk of acceleration of debts: the Company has loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: the electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk management for financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(35)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					December 31, 2014		December 31, 2013
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value
Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,593,650	2,593,650	2,105,618	2,105,618
Cash and cash equivalent	5	(a)	(2)	Level 2	1,763,805	1,763,805	2,100,804	2,100,804
Financial investments		(a)	(2)	Level 1	5,324	5,324	24,806	24,806
Derivatives	35	(a)	(2)	Level 2	608,176	608,176	318,490	318,490
Financial asset of concession - distribution	11	(b)	(2)	Level 3	3,296,837	3,296,837	2,771,593	2,771,593
					8,267,792	8,267,792	7,321,312	7,321,312

Liability
Loans and financing - principal and interest	17	(c)	(1)	Level 2	7,240,164	6,266,957	7,221,542	6,416,990
Loans and financing - principal and interest	17 (**)	(a)	(2)	Level 2	3,438,212	3,438,212	2,008,454	2,008,454
Debentures - principal and interest	18	(c)	(1)	Level 2	8,471,583	7,997,074	7,791,402	7,859,140
Derivatives	35	(a)	(2)	Level 2	13,354	13,354	2,950	2,950
					19,163,313	17,715,598	17,024,348	16,287,534
(*) Refers to the hierarchy for determination of fair value
(**) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 100,193 in 2014 (gain of R$ 51,238 in 2013)
Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Mensured at fair value
(c) - Other finance liabilities

The financial instruments for which the recorded amounts approximate to their fair values at the date of these financial statements, due to the nature of these financial instruments, are:

•         Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) receivable from associates, subsidiaries and parent company, (iv) receivables from resources provided by CDE/CCEE, (v) financial asset of concession - transmission, (vi) pledges, funds and tied deposits, (vii) services rendered to third parties, (viii) Collection agreements, (ix) sector financial asset.

•         Financial liabilities: (i) suppliers, (ii) regulatory charges, (iii) public utility, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) Business combination payable, (x) tariff discount CDE. (xi) sector financial liability.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 (R1) and IFRS 7 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also defines observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

•         Level 1: quoted prices in an active market for identical instruments;

•         Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

•         Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes and the respective gains (losses) in net income was of R$ 104,642, and the main assumptions used are described on note 11.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140  common shares and 18,593,070 preferred shares. Investco’s shares are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries have their terms fully aligned with the debts protected (note 17 and 18), and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

At December 31, 2014, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of America Merrill Lynch	110,899	-	110,899	105,758	5,142	dollar	July 2016	156,700	over the counter
Citibank	45,660	-	45,660	45,302	358	dollar	September 2016	85,750	over the counter
Morgan Stanley	45,844	-	45,844	45,561	282	dollar	September 2016	85,475	over the counter
Scotiabank	13,593	-	13,593	13,317	276	dollar	July 2016	49,000	over the counter
Bank of America Merrill Lynch	49,192	-	49,192	51,537	(2,344)	dollar	July 2016	340,380	over the counter
Citibank	12,628	-	12,628	14,786	(2,158)	dollar	March 2019	117,250	over the counter
Bank of Tokyo-Mitsubishi	11,489	-	11,489	14,795	(3,306)	dollar	March 2019	117,400	over the counter
Bank of America Merrill Lynch	13,108	-	13,108	13,396	(287)	dollar	September 2018	106,020	over the counter
Bank of America Merrill Lynch	15,636	-	15,636	16,117	(481)	dollar	March 2019	116,600	over the counter
J.P.Morgan	7,816	-	7,816	8,058	(242)	dollar	March 2019	58,300	over the counter
J.P.Morgan	73	-	73	1,353	(1,280)	dollar	December 2017	51,470	over the counter
J.P.Morgan	-	(1,482)	(1,482)	(140)	(1,343)	dollar	December 2017	53,100	over the counter
	325,939	(1,482)	324,457	329,840	(5,383)

CPFL Piratininga
Citibank	6,439	-	6,439	8,246	(1,807)	dollar	January 2017	151,875	over the counter
Citibank	8,103	-	8,103	8,081	22	dollar	August 2016	12,840	over the counter
Scotiabank	17,753	-	17,753	17,394	360	dollar	July 2016	64,000	over the counter
Santander	13,771	-	13,771	14,783	(1,012)	dollar	July 2016	100,000	over the counter
Citibank	12,628	-	12,628	14,786	(2,158)	dollar	March 2019	117,250	over the counter
HSBC	9,607	-	9,607	10,180	(573)	dollar	April 2018	55,138	over the counter
J.P.Morgan	9,646	-	9,646	10,182	(536)	dollar	April 2018	55,138	over the counter
	77,947	-	77,947	83,651	(5,703)

CPFL Santa Cruz
J.P.Morgan	4,869	-	4,869	4,805	64	dolar	July 2015	20,000	over the counter
Santander	3,341	-	3,341	3,553	(212)	dolar	June 2016	20,000	over the counter
	8,210	-	8,210	8,358	(148)
CPFL Leste Paulista
Scotiabank	6,622	-	6,622	6,546	76	dollar	July 2015	25,000	over the counter

CPFL Sul Paulista
J.P.Morgan	2,556	-	2,556	2,522	34	dollar	July 2015	10,500	over the counter
Scotiabank	2,781	-	2,781	2,749	32	dollar	July 2015	10,500	over the counter
Santander	3,675	-	3,675	3,908	(233)	dollar	June 2016	22,000	over the counter
	9,013	-	9,013	9,180	(168)
CPFL Jaguari
Scotiabank	3,443	-	3,443	3,404	39	dollar	July 2015	13,000	over the counter
Santander	5,179	-	5,179	5,507	(328)	dollar	June 2016	31,000	over the counter
	8,622	-	8,622	8,911	(289)
CPFL Mococa
Scotiabank	2,914	-	2,914	2,880	33	dollar	July 2015	11,000	over the counter

CPFL Geração
HSBC	29,470	-	29,470	32,333	(2,863)	dollar	March 2017	232,520	over the counter

RGE
Citibank	53,250	-	53,250	55,096	(1,846)	dollar	April 2017	128,590	over the counter
J.P.Morgan	26,764	-	26,764	26,815	(50)	dollar	July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	9,361	-	9,361	10,850	(1,489)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	41,575	-	41,575	47,723	(6,148)	dollar	May 2018	168,346	over the counter
Citibank	5,358	-	5,358	6,182	(824)	dollar	May 2019	33,285	over the counter
HSBC	2,394	-	2,394	2,801	(407)	dollar	October 2017	32,715	over the counter
	138,702	-	138,702	149,466	(10,765)
CPFL Serviços
J.P.Morgan	664	-	664	830	(167)	dollar	October 2016	9,000	over the counter

CPFL Telecom
Itaú	74	-	74	81	(7)	dollar	November 2015	9,000	over the counter

Subtotal	608,176	(1,482)	606,693	632,076	(25,382)

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	-	(1,040)	(1,040)	(196)	(844)	dollar	from January 2015 to December 2016	57,424	over the counter

Exchange price index
CPFL Geração
Santander	-	(535)	(535)	(64)	(472)	IPCA	April 2019	35,235	over the counter
J.P.Morgan	-	(535)	(535)	(64)	(472)	IPCA	April 2019	35,235	over the counter
	-	(1,071)	(1,071)	(128)	(943)

Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(2,751)	(2,751)	(73)	(2,678)	CDI	July 2019	660,000	over the counter
J.P.Morgan	-	(1,328)	(1,328)	(19)	(1,309)	CDI	February 2021	300,000	over the counter
Votorantin	-	(415)	(415)	(4)	(412)	CDI	February 2021	100,000	over the counter
Santander	-	(431)	(431)	(3)	(428)	CDI	February 2021	105,000	over the counter
	-	(4,925)	(4,925)	(98)	(4,827)
CPFL Piratininga
J.P.Morgan	-	(458)	(458)	(12)	(446)	CDI	July 2019	110,000	over the counter
Votorantim	-	(492)	(492)	2	(494)	CDI	February 2021	135,000	over the counter
Santander	-	(351)	(351)	3	(354)	CDI	February 2021	100,000	over the counter
	-	(1,301)	(1,301)	(7)	(1,294)

RGE
HSBC	-	(2,084)	(2,084)	(55)	(2,029)	CDI	July 2019	500,000	over the counter
Votorantim	-	(784)	(784)	(14)	(770)	CDI	February 2021	170,000	over the counter
	-	(2,868)	(2,868)	(69)	(2,799)

CPFL Geração
Votorantim	-	(666)	(666)	79	(745)	CDI	August 2020	460,000	over the counter

Subtotal	-	(11,872)	(11,872)	(419)	(11,453)

Total	608,176	(13,354)	594,821	631,656	(36,835)

Current	23,260	(38)
Noncurrent	584,917	(13,317)

For further details of terms and information about debts and debentures, see notes 17 and 18
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 17).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the years 2014 and 2013, the derivatives resulted in the following impacts on the result:

		Gain (loss)
Company	Hedged risk / transaction	2014	2013
CPFL Energia	Interest rate variation	-	323
CPFL Energia	Mark to market	-	(469)
CPFL Paulista	Interest rate variation	1	933
CPFL Paulista	Exchange variation	96,017	150,500
CPFL Paulista	Mark to market	(21,297)	(38,759)
CPFL Piratininga	Interest rate variation	51	303
CPFL Piratininga	Exchange variation	35,808	61,673
CPFL Piratininga	Mark to market	(6,124)	(20,454)
RGE	Interest rate variation	(28)	798
RGE	Exchange variation	37,585	43,058
RGE	Mark to market	(7,170)	(11,380)
CPFL Geração	Interest rate variation	303	273
CPFL Geração	Exchange variation	21,650	18,428
CPFL Geração	Mark to market	(6,221)	(4,344)
CPFL Santa Cruz	Exchange variation	2,604	1,962
CPFL Santa Cruz	Mark to market	(115)	(486)
CPFL Leste Paulista	Exchange variation	1,453	3,435
CPFL Leste Paulista	Mark to market	(117)	(462)
CPFL Sul Paulista	Exchange variation	2,333	3,140
CPFL Sul Paulista	Mark to market	(163)	(658)
CPFL Jaguari	Exchange variation	2,146	2,398
CPFL Jaguari	Mark to market	(160)	(595)
CPFL Mococa	Exchange variation	427	1,966
CPFL Mococa	Mark to market	(70)	(301)
CPFL Serviços	Exchange variation	830	-
CPFL Serviços	Mark to market	(167)	-
CPFL Telecom	Exchange variation	81	-
CPFL Telecom	Mark to market	(6)	-
		159,653	211,282

c) Sensitivity analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered passive, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, CDI, IGP-M, IPCA and TJLP), as shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

c.1) Exchange rates variation

Considering the level of net exchange rate exposure at December 31, 2014 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thousand (1)	Risk	Exchange depreciation of 10,5%*	Exchange apreciation of 25%**	Exchange apreciation of 50%**
Financial liability instruments	(3,498,455)		(367,336)	599,111	1,565,559
Derivatives - plain vanilla swap	3,570,114		374,861	(611,383)	(1,597,627)
	71,659	drop in the dollar	7,524	(12,272)	(32,067)

Total decrease (increase)	71,659		7,524	(12,272)	(32,067)
(1) Exchange rate at December 31, 2014: R$ 2.66
(*) In accordance with exchange graphs contained in information provided by the BM&F. Exchange rate used: R$2,94
(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.
As the net exposure is an asset, the risk is of a drop in the dollar and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar.

c.2) Variation in interest rates

Assuming (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2014 is maintained, and (ii) the respective accumulated annual indexes for 2014 remain stable (CDI 10.81% p.a; IGP-M 3.79% p.a.; TJLP  5.0% p.a.; IPCA 6.41% p.a.), the effects on 2014 financial statements would be a net financial expense of R$ R$ 1,098,178 (CDI R$ 873,130, IGP-M R$ 2,738  e TJLP R$ 222,015 and IPCA R$ 295). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	4,661,995		100,233	251,282	402,330
Financial liability instruments	(9,693,073)		(208,401)	(522,457)	(836,512)
Derivatives - Plain Vanilla Swap	(3,045,980)		(65,489)	(164,178)	(262,868)
	(8,077,058)	CDI apprec.	(173,657)	(435,353)	(697,050)

Financial liability instruments	(74,197)	IGP-M apprec.	(1,684)	(2,790)	(3,895)

Financial liability instruments	(4,440,303)	TJLP apprec.	(22,202)	(83,256)	(144,310)

Financial liability instruments	(75,293)		(866)	(2,289)	(3,712)
Derivatives - plain vanilla swap	70,688		813	2,149	3,485
	(4,605)	IPCA apprec.	(53)	(140)	(227)

Total decrease (increase)	(12,596,162)		(197,595)	(521,539)	(845,482)
(*) The CDI, IGP-M, TJLP and IPCA indexes considered of 12.96%, 5.96%, 5,5% and 7.56%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

d) Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2014, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

		Consolidated
2014	Note	Weighted average interest rates	less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	more than 5 years	Total
Suppliers	16		2,324,995	48,256	896	633	-	-	2,374,779
Loans and financing - principal and interest	17	9.68%	213,831	248,497	1,508,835	5,205,573	4,227,887	3,070,115	14,474,738
Derivatives	35		3	3	31	2,485	6,364	4,467	13,354
Debentures - principal and interest	18	12.49%	74,417	135,191	2,764,083	2,800,423	4,402,183	1,600,049	11,776,346
Regulatory charges	20		42,266	1,529	-	-	-	-	43,795
Public utility	23	15.56%	333	666	3,001	7,988	7,992	65,012	84,992
Other	24		16,295	127,507	70,419	16,152	-	17,750	248,123
Consumers and concessionaires			15,062	34,648	-	-	-	-	49,710
National scientific and technological development fund - FNDCT			822	647	-	-	-	-	1,469
Energy research company - EPE			410	323	-	-	-	-	734
Collections agreement			-	91,889	-	-	-	-	91,889
Fund for reversal			-	-	-	-	-	17,750	17,750
Bussines combination			-	-	70,419	16,152	-	-	86,571
Total			2,672,140	561,649	4,347,265	8,033,254	8,644,427	4,757,394	29,016,128

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

(36)   COMMITMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as of December 31, 2014, as follows:

Commitments at December 31, 2014	Duration	less than 1 year	1-3 years	4-5 years	more than 5 years	Total
Energy purchase and system charge contracts (except Itaipu)	Up to 35 years	8,874,761	16,997,483	17,317,122	59,696,884	102,886,250
Itaipu	Up to 30 years	1,687,268	3,544,257	3,526,339	16,558,434	25,316,299
Power plant constrution projets (a)	Up to 12 years	172,977	876,431	146	-	1,049,554
Suppliers of materials and service	Up to 19 years	1,262,405	806,401	68,558	169,359	2,306,723
Total		11,997,412	22,224,572	20,912,165	76,424,677	131,558,826

(a) The power plant construction projects include commitments made basically to construction related to the subsidiaries in the renewable energy segment.

(37)   NON CASH TRANSACTION

	Parent Company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Transactions resulting from business combinations
Loans, financing and debentures	-	-	(1,009,877)	-
Property, plant and eqiupment acquired through business combination	-	-	1,345,577	-
Intangible asset acquired in business combination, net of tax effects	-	-	852,201	-
Deferred taxes on business combination			(289,748)	-
Other net assets acquired through business combination	-	-	6,440	-
	-	-	904,593	-
Consideration paid with acquired cash	-	-	(70,930)	-
Transferred consideration by stock issue	-	-	(833,663)	-

Other transactions
Capital increase in investees with advance for future capital increase	59,397	-	-	-
Advance for future capital increase in subsidiary	28,005	-	-	-
Provision (reversal) for socio-environmental costs capitalized in property, plant and equipment	-	-	9,193	(17,747)
Interest capitalized in property, plant and equipment	-	-	4,225	48,328
Interest capitalized in intangible of the concession - distribution infraestruture	-	-	8,044	8,845
Transfer from financial concession asset and intangible to property, plant and equipment as result of spin-off generation activity on the distribuition	-	-	5,828	-
Transfer between property, plant and equipament and other assets	-	-	16,430	18,896
Realization of noncontrolling's capital reserve against to receivables	-	-	2,189	-

(38)   RELEVANT FACT AND SUBSEQUENT EVENT

38.1 Annual Tariff Adjustment – CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

On February 3, 2015, ANEEL published the Resolutions fixing the tariff adjustments of the subsidiaries of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa as from that date. The details of the adjustments are shown below:

Distributors	Resolution n°	Annual Tariff Review - RTA	Effect perceived by consumers (*)
CPFL Santa Cruz	1,850	34.68%	27.96%
CPFL Leste Paulista	1,852	20.80%	24.89%
CPFL Jaguari	1,853	38.46%	45.70%
CPFL Sul Paulista	1,851	24.88%	28.38%
CPFL Mococa	1,849	23.34%	29.28%

(*) Information unaudited

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

38.2 Loans and financing

CPFL Energia

A meeting of the Board of Directors held on January 29, 2015 approved fundraising, in the Company, amounting to R$ 1,000,000, the funds will be used to extend the debt maturity.

The amount of R$ 500,000 had been released by the date these financial statements were approved for one year maturity.

On February 24, 2015, the Company prepaid the 4th debenture issue, the total balance in December 31, 2014 was R$ 1,304,406, with interests

CPFL Paulista, CPFL Piratininga e RGE

Investments

A meeting of the Board of Directors in December 2014 approved contracting financing from the BNDES and Banco Safra for: (i)  the amount of R$ 427,716 for the subsidiary CPFL Paulista,; (ii) the amount of R$ 194,862 for the subsidiary  CPFL Piratininga; and (iii) the amount of R$ 266,790 for the subsidiary RGE. These are part of a  FINEM’s credit line to be used in the subsidiaries' investment plans. No amount has been released yet in relation to this credit line.

Financial institutions:

Between January 1 and the date on which these financial statements were approved, the following amounts were released in relation to the Law 4131 debt: (i) R$ 1,199,974 to the subsidiary CPFL Paulista, (ii) R$ 345,551 to the subsidiary CPFL Piratininga; (iii) R$ 271,949 to the subsidiary RGE, with final maturities to 2020. The funds raised will be used to extend the indebtedness and reinforce the working capital of the subsidiaries.

CPFL Renováveis

In January 2015, the subsidiary Mata Velha Energética S.A. issued its 1st promissory notes, amounting to R$ 50,000 maturing in July 2015. The objective is to reinforce working capital.

38.3 CPFL Transmissora Morro Agudo S.A.

The incorporation of CPFL Transmissora Morro Agudo S.A., a subsidiary of CPFL Geração, was approved in January 2015, with the objective of operating and exploiting electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

38.4 EPASA – change in the share interest

After the capital increase on January 31, 2014, described in Note 13.9, certain shareholders of the joint venture EPASA had their interest diluted. As per the actual Shareholders Agreement, these shareholders were entitled to repurchase shares in order to reconstitute their interests, and accordingly, on March 1, 2015, Eletricidade do Brasil S/A and OZ&M Incoporação e Participação Ltda. partially exercised this right until February 25, 2015, and bought 10,704,756 common shares from CPFL Geração, amounting R$ 10,455.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Since this corporate transaction, the breakdown of the shares of the joint venture EPASA is as follows:

	At December 31, 2014		At February 25, 2015
Shareholder	Shares	Interest - %	Shares	Interest - %
CPFL Geração de Energia S/A	161,646,415	57.13	150,941,659	53.34
Eletricidade do Brasil S/A	107,903,763	38.13	118,100,009	41.74
Aruanã Energia S/A	6,960,800	2.46	6,960,800	2.46
OZ&M Incorporação, Participação Ltda	6,450,767	2.28	6,959,277	2.46
Total	282,961,745	100.00	282,961,745	100.00

38.5 Tariff flags

The Tariff Flag system was created by REN nº 547/13, and came into effect on January 1, 2015. This mechanism may reflect the actual cost of the electric energy generation conditions in Brazil, particularly in relation to thermal generation, ESS related to energy security, hydrological risk and involuntary exposure of the electric energy distributors. The green flag indicates favorable conditions and the tariff is not increased. The yellow flag indicates less favorable conditions and the red flag is used in more costly conditions, with increases of R$ 1.50  and R$ 3.00, respectively, (pre-taxes on sales) for every 100 kWh consumed. These amounts were increased on March 2, 2015 by REH nº 1.859/15, effective from March 1, 2015, to R$ 2.50 and R$ 5.50, respectively.

Additionally, Decree 8401/15 created the Tariff Flags Resources Centralization Account, administered by the CCEE. The net amount of the expenses covered by the flags mechanism and the income billed by the distributors will be reversed to this account and vice versa.

38.6 RTE

On February 27, 2015, ANEEL approved the result of the Extraordinary Tariff Review - RTE with the objective of re-establishing the tariff coverage of the electric energy distributors in view of the significant increase in the 2015 CDE quota and the cost of purchasing energy (tariff and exchange variations from Itaipu and auction of existing energy and adjustments). The tariffs resulting from this RTE will be effective from March 2, 2015 to the date of each distributor's next ordinary meeting. The impact for consumers in the distribution subsidiaries' concession areas are as follows:

	Effect perceived by consumers (*)
Distributors	Total	Grupo A	Grupo B
CPFL Paulista	31.77%	40.05%	27.27%
CPFL Piratininga	29.29%	40.49%	21.47%
RGE	35.47%	43.36%	33.04%
CPFL Santa Cruz	9.15%	10.53%	9.78%
CPFL Leste Paulista	19.09%	24.74%	17.55%
CPFL Jaguari	22.85%	25.01%	18.79%
CPFL Sul Paulista	21.29%	37.67%	13.86%
CPFL Mococa	16.25%	23.83%	13.97%

(*) Unaudited information

This tariff event was approved without detriment to the Annual Tariff Adjustment - RTA or Periodic Tariff Review - RTP in 2015, in accordance with the distributors' concession agreements.

38.7        Share bonus for shareholders

Aiming reinforcement of the Company's capital structure, the Executive Board, in a meeting held on March 16, 2015, recommended to the Board of Directors to propose to the General Meeting the capitalization of the balance of the statutory reserve - working capital improvement by issuing new shares to the shareholders. This proposal will be submitted for approval of the Extraordinary General Meeting called for April 29, 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Board of directors

Murilo Cesar L. S. Passos

Chairman

Renê Sanda

Vice Chairman

Claudio Borin Guedes Palaia

Francisco Caprino Neto

Deli Soares Pereira

Carlos Alberto Cardoso Moreira

Maria Helena dos Santos Fernandes de Santana

Members

Executive board

Wilson P. Ferreira Junior

Chief Executive Officer

Gustavo Estrella

Vice-President for Finance

and Investor Relations

Hélio Viana Pereira

Vice-President for Operation

Luiz Eduardo Froes do Amaral Osorio

Vice-President for Institutional Relations

Carlos da Costa Parcias Júnior

Vice-President for Business Development

José Marcos Chaves de Melo

Vice-President for Administration

Accounting division

Sergio Luis Felice

Accounting Director

CRC.1SP192767/O-6

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have audited the accompanying individual and consolidated financial statements of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheets as of December 31, 2014 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), as well as for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of CPFL Energia S.A. as of December 31, 2014, its individual and consolidated financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (DVA) for the year ended December 31, 2014, prepared under Management's responsibility, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and provided as supplemental information for IFRSs which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Campinas, March 16, 2015

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Report of the Audit Committee

The members of the Audit Committee of CPFL Energia S.A, in the exercise of their legal prerogatives, have reviewed the Management Report and the Financial Statements for 2014 and, in the light of the clarifications provided by the Company's Executive Board and the representative of the External Audit and based on the opinion of Deloitte Touche Tohmatsu Auditores Independentes, dated March 10, 2014, are of the opinion that these documents are fit to be reviewed and voted on by the Annual General Meeting of Shareholders, to be held on April 29, 2015.

São Paulo, March 25, 2015.

William Bezerra Cavalvanti Filho

President

Adalgiso Fragoso de Faria

Member

Marcelo de Andrade

Member

Martin Roberto Glogowsky

Member

Celene Carvalho de Jesus

Member

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Management declaration on financial statements

In accordance to the sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP – Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

a)     that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2014;

b)    that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2014.

Campinas, March 16, 2014.

Wilson P. Ferreira Junior
Chief Executive Officer

Gustavo Estrella
Vice-President for Finance
And Investor Relations

José Marcos Chaves de Melo		Hélio Viana Pereira
Vice-President for Administration		Vice-President for Operation

Carlos da Costa Parcias Júnior		Luiz Eduardo F. do Amaral Osorio
Vice-President for Business Development		Vice-President for Institutional Relations

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2014 - CPFL Energia S. A

Management declaration on independent auditors’ report

In accordance to the sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP – Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

c)     that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2014;

d)    that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2014.

Campinas, March 16, 2014.

Wilson P. Ferreira Junior
Chief Executive Officer

Gustavo Estrella
Vice-President for Finance
And Investor Relations

José Marcos Chaves de Melo		Hélio Viana Pereira
Vice-President for Administration		Vice-President for Operation

Carlos da Costa Parcias Júnior		Luiz Eduardo F. do Amaral Osorio
Vice-President for Business Development		Vice-President for Institutional Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.